UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Definitions

Unless otherwise indicated or the context otherwise requires, all references in this report on Form 6-K to “Grupo Financiero Santander Mexico,” the “Group,” “we,” “our,” “ours,” “us” or similar terms refer to Grupo Financiero Santander México, S.A.B. de C.V., together with its consolidated subsidiaries.

When we refer to “Banco Santander Parent” or the “Parent,” we refer to our controlling shareholder, Banco Santander, S.A., a Spanish bank.

When we refer to “Banco Santander Mexico” or the “Bank,” we refer to Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, together with its consolidated subsidiaries.  When we refer to “Casa de Bolsa Santander,” we refer to Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México, a Mexican broker-dealer. When we refer to “Gestión Santander,” we refer to SAM Asset Management, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión (formerly Gestión Santander, S.A. de C.V., Grupo Financiero Santander México) (entity sold in December 2013).

When we refer to “Seguros Santander,” we refer to Zurich Santander Seguros México, S.A. (formerly, Seguros Santander, S.A., Grupo Financiero Santander) (entity sold in November 2011).

When we refer to the “Santander Group,” we refer to the worldwide Banco Santander Parent conglomerate and its consolidated subsidiaries.

References in this report on Form 6-K to certain financial terms have the following meanings:

•                  References to “Mexican Banking GAAP” are to the accounting standards and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) for credit institutions, as amended.  These accounting standards apply to holding companies when the principal subsidiary is a bank.

•                  References to “IFRS” are to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee.

•                  References to our “audited financial statements” are to the audited consolidated financial statements of Grupo Financiero Santander Mexico as of December 31, 2014 and December 31, 2015, and for each of the fiscal years ended December 31, 2013, 2014 and 2015, together with the notes thereto.  The audited financial statements were prepared in accordance with IFRS and are contained in Grupo Financiero Santander Mexico’s annual report on Form 20-F for the year ended December 31, 2015.

•                  References to our “unaudited condensed consolidated financial statements” are to the unaudited condensed consolidated financial statements as of September 30, 2015 and 2016 and for each of the nine-month periods then ended and their related notes contained in this report on Form 6-K.

•                  References herein to “UDIs” are to Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation.  UDIs are units of account created by the Mexican Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the National Consumer Price Index (Índice Nacional de Precios al Consumidor). Under a UDI-based loan or financial instrument, the borrower’s nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument.  Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment. As of September 30, 2016 and December 31, 2015, one UDI was equal to Ps.5.45479 (U.S.$0.2815) and Ps.5.38117 (U.S.$0.3119), respectively.

As used in this report on Form 6-K, the following terms relating to our capital adequacy have the meanings set forth below, unless otherwise indicated.

•                  “General Rules Applicable to Mexican Banks” means the General Provisions Applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito) issued by the CNBV.

•                  “Mexican Capitalization Requirements” refers to the capitalization requirements for commercial banks, including Banco Santander México, set forth under the Mexican Banking Law (Ley de Instituciones de Crédito) and the General Rules Applicable to Mexican Banks, as such laws and regulations may be amended from time to time or superseded.

•                  “Tier 1 Capital (capital básico)” means the basic capital (capital básico) of the Total Net Capital (capital neto), as such term is determined based on the Mexican Capitalization Requirements, as such determination may be amended from time to time, which is comprised of Fundamental Capital (capital fundamental) and Additional Tier 1 Capital (capital básico no fundamental).

•                  “Tier 2 Capital (capital complementario)” means the additional capital (capital complementario) of the Total Net Capital (capital neto), as such term is determined based on the Mexican Capitalization Requirements, as such determination may be amended from time to time.

As used in this report on Form 6-K, the term “billion” means one thousand million (1,000,000,000).

In this report on Form 6-K, the term “Mexico” refers to the United Mexican States.  The terms “Mexican government” or the “government” refer to the federal government of Mexico, and the term “Mexican Central Bank” refers to Banco de México.  References to “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, and references to “Mexican pesos,” “pesos,” or “Ps.” are to Mexican pesos.  References to “euros” are to the common legal currency of the member states participating in the European Economic and Monetary Union.

Financial and Other Information

Market position.  We make statements in this report on Form 6-K about our competitive position and market share in the Mexican financial services industry and the market size of the Mexican financial services industry.  We have made these statements based on statistics and other information from third-party sources, primarily the CNBV, that we believe are reliable.

Currency and accounting standards.  We maintain our financial books and records in pesos. Our consolidated income statement data for each of the years ended December 31, 2013, 2014 and 2015 and our consolidated balance sheet data as of December 31, 2014 and 2015, included in our annual report on Form 20-F for the year ended December 31, 2015, have been audited under the standards of the Public Company Accounting Oversight Board (United States), or “PCAOB,” and were prepared in accordance with IFRS. Our unaudited condensed consolidated income statements for the nine months ended September 30, 2015 and 2016 and our consolidated balance sheet data as of December 31, 2015 and September 30, 2016 were prepared in accordance with IFRS.

For regulatory purposes, including Mexican Central Bank regulations and the reporting requirements of the CNBV, we concurrently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with Mexican Banking GAAP, which prescribes generally accepted accounting criteria for all financial institutions in Mexico.

IFRS differs in certain significant respects from Mexican Banking GAAP.  While we have prepared our consolidated financial data as of and for the years ended December 31, 2013, 2014 and 2015 and for the nine months ended ended September 30, 2015 and 2016 in accordance with IFRS, data reported by the CNBV for the Mexican financial sector as a whole as well as individual financial institutions in Mexico, including our own, is prepared in accordance with Mexican Banking GAAP and, thus, may not be comparable to our results prepared in accordance with IFRS.  All statements in this report on Form 6-K regarding our relative market position and financial performance vis-à-vis the financial services sector in Mexico, including financial information as to net income, return-on-average equity and non-performing loans, among others, are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP.  Unless otherwise indicated, financial information provided in this report on Form 6-K has been prepared in accordance with IFRS.

Effect of rounding.  Certain amounts and percentages included in this report on Form 6-K, in our audited financial statements and in our unaudited condensed consolidated financial statements have been rounded for ease of presentation.  Percentage figures included in this report on Form 6-K have not in all cases been calculated based on such rounded figures but on the basis of such amounts prior to rounding.  For this reason, certain percentage amounts in this report on Form 6-K may vary from those obtained by performing the same calculations using the figures in our audited financial statements and in our unaudited condensed consolidated financial statements.  Certain other amounts that appear in this report on Form 6-K may not sum due to rounding.

EXCHANGE RATES AND TRANSLATION INTO U.S. DOLLARS.  THIS REPORT ON FORM 6-K CONTAINS TRANSLATIONS OF CERTAIN PESO AMOUNTS INTO U.S. DOLLARS AT SPECIFIED RATES SOLELY FOR YOUR CONVENIENCE. THESE TRANSLATIONS SHOULD NOT BE CONSTRUED AS REPRESENTATIONS BY US THAT THE PESO AMOUNTS ACTUALLY REPRESENT SUCH U.S. DOLLAR AMOUNTS OR COULD, AT THIS TIME, BE CONVERTED INTO U.S. DOLLARS AT THE RATE INDICATED.  RESULTS FOR THE YEAR ENDED DECEMBER 31, 2015 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 HAVE BEEN TRANSLATED INTO U.S. DOLLARS, FOR CONVENIENCE PURPOSES ONLY, USING THE EXCHANGE RATE OF PS.17.2487 AND PS.19.3776 PER U.S.$1.00, RESPECTIVELY, AS CALCULATED ON DECEMBER 31, 2015 AND SEPTEMBER 30, 2016, REPORTED BY THE MEXICAN CENTRAL BANK IN THE OFFICIAL GAZETTE OF THE FEDERATION (DIARIO OFICIAL DE LA FEDERACIÓN) AS THE EXCHANGE RATE FOR THE PAYMENT OF OBLIGATIONS DENOMINATED IN CURRENCIES OTHER THAN PESOS AND PAYABLE WITHIN MEXICO (TIPO DE CAMBIO PARA SOLVENTAR OBLIGACIONES DENOMINADAS EN MONEDA EXTRANJERA PAGADERAS EN LA REPÚBLICA MEXICANA).  THE TRANSLATION OF INCOME STATEMENT TRANSACTIONS EXPRESSED IN PESOS USING SUCH RATES MAY RESULT IN PRESENTATION OF DOLLAR AMOUNTS THAT DIFFER FROM THE U.S. DOLLAR AMOUNTS THAT WOULD HAVE BEEN OBTAINED BY TRANSLATING MEXICAN PESOS INTO U.S. DOLLARS AT THE EXCHANGE RATE PREVAILING WHEN SUCH TRANSACTIONS WERE RECORDED.  SEE “ITEM 1.  SELECTED CONSOLIDATED FINANCIAL DATA—SELECTED RATIOS AND OTHER DATA—EXCHANGE RATES” FOR INFORMATION REGARDING EXCHANGE RATES BETWEEN THE PESO AND THE U.S. DOLLAR FOR THE PERIODS SPECIFIED THEREIN.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K and our annual report on Form 20-F for the year ended December 31, 2015 (the “2015 Form 20-F”) include forward-looking statements, principally under the captions “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects” in the 2015 Form 20-F. These statements appear throughout this report on Form 6-K and the 2015 Form 20-F and include statements regarding our intent, belief or current expectations in connection with:

•                  asset growth and sources of funding;

•                  growth of our fee-based business;

•                  expansion of our distribution network;

•                  financing plans;

•                  competition;

•                  impact of regulation and the interpretation thereof;

•                  action to modify or revoke our authorization to act as a sociedad controladora de un grupo financiero or Banco Santander Mexico’s banking license;

•                  exposure to market risks including interest rate risk, foreign exchange risk and equity price risk;

•                  exposure to credit risks including credit default risk and settlement risk;

•                  projected capital expenditures;

•                  capitalization and related requirements and level of reserves;

•                  investments in our information technology platform;

•                  liquidity;

•                  trends affecting the economy generally; and

•                  trends affecting our financial condition and our results of operations.

Many important factors, in addition to those discussed elsewhere in this report on Form 6-K or in the 2015 Form 20-F, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•                  changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies;

•                  changes in economic conditions in Mexico in particular, in the United States or globally;

•                  the monetary, foreign exchange and interest rate policies of Banco de México;

•                  inflation;

•                  deflation;

•                  unemployment;

•                  unanticipated turbulence in interest rates;

•                  movements in foreign exchange rates;

•                  movements in equity prices or other rates or prices;

•                  changes in Mexican and foreign policies, legislation and regulations;

•                  changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government;

•                  changes in taxes and tax laws;

•                  competition, changes in competition and pricing environments;

•                  our inability to hedge certain risks economically;

•                  economic conditions that affect consumer spending and the ability of customers to comply with obligations;

•                  the adequacy of allowance for impairment losses and other losses;

•                  increased default by borrowers;

•                  our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions;

•                  technological changes;

•                  changes in consumer spending and saving habits;

•                  increased costs;

v

•                  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•                  changes in capitalization requirements for the Bank, including the imposition of additional capital buffers;

•                  changes in, or failure to comply with, banking regulations or their interpretation; and

•                  the other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in the 2015 Form 20-F.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this report on Form 6-K because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this report on Form 6-K might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

ITEM 1.  SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our selected consolidated financial data for each of the periods indicated.  You should read this information in conjunction with our audited financial statements and related notes included in the 2015 Form 20-F and with our unaudited condensed consolidated financial statements and related notes contained elsewhere herein and the information under “Item 3.  Operating and Financial Review and Prospects” included elsewhere in this report on Form 6-K.

We have derived our selected consolidated income statement data for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 and our selected consolidated balance sheet data as of December 31, 2011, 2012, 2013, 2014 and 2015 from our audited financial statements, which have been prepared in accordance with IFRS. We have derived our selected consolidated income statement data for the nine months ended September 30, 2015 and 2016 and our selected consolidated balance sheet data as of September 30, 2015 and 2016 from our unaudited condensed consolidated financial statements, which have been prepared in accordance with IFRS.

For comparative purposes, we have retrospectively adjusted previously presented consolidated income statement data for the years ended December 31, 2011 and 2012 and previously presented consolidated balance sheet data as of December 31, 2011 and 2012 to reflect the application of International Accounting Standard (IAS 19), Employee Benefits, as revised, as well as discontinued operations relating to our sale of Gestión Santander in December 2013.

We have retrospectively adjusted the comparative amounts from December 31, 2011 to December 31, 2012 in our selected financial data as if this IAS 19 revised standard had been in effect for this period.  In addition, due to the sale of Gestión Santander in December 2013, we have included as discontinued operations, each year’s profit generated by this entity as profit from discontinued operations in the consolidated income statement data for the years ended December 31, 2011 and 2012, in addition to the amounts previously presented in this item regarding the Elavon transaction (as described in the 2015 Form 20-F ) and the sale of Seguros Santander (as described in the 2015 Form 20-F).

During 2015, we have made certain refinements to our impairment models to determine our allowance for impairment losses as part of our policy to continuously refine our accounting estimates.  Our application of these refined models for the year ended December 31, 2015 does not materially affect the comparability of our financial position, results of operations and several financial measures when compared to prior years. See Note 2.h to our audited financial statements included in the 2015 Form 20-F for more details on our change in accounting estimates regarding our refinements to impairment models.

CONSOLIDATED INCOME STATEMENT DATA IN ACCORDANCE WITH IFRS

	For the year ended December 31,												For the nine months ended September 30,
	2011		2012		2013		2014		2015		2015		2015		2016		2016
	(Millions of pesos)(1)										(Millions of U.S. dollars) (1)(2)		(Millions of pesos)(1)				(Millions of U.S. dollars) (1)(2)
Interest income and similar income	Ps.	46,587	Ps.	55,521	Ps.	55,386	Ps.	57,916	Ps.	64,204	U.S.$	3,722	Ps.	46,719	Ps.	55,924	U.S.$	2,886
Interest expenses and similar charges	(17,976)		(21,639)		(19,539)		(20,305)		(21,178)		(1,228)		(15,325)		(19,836)		(1,024)
Net interest income	28,611		33,882		35,847		37,611		43,026		2,494		31,394		36,088		1,862
Income from equity instruments	299		212		245		153		117		7		110		110		6
Fee and commission income (net)	9,904		11,685		12,844		13,373		14,083		816		10,515		10,704		552
Gains/(losses) on financial assets and liabilities (net)	271		1,265		3,281		2,619		2,489		144		1,914		2,612		135
Exchange differences (net)	30		(6)		—		(11)		6		—		1		1		—
Other operating income	623		628		787		487		457		26		411		406		21
Other operating expenses	(1,590)		(1,794)		(2,078)		(2,479)		(3,011)		(175)		(2,255)		(2,411)		(124)
Total income	38,148		45,872		50,926		51,753		57,167		3,312		42,090		47,510		2,452
Administrative expenses	(14,918)		(16,724)		(18,630)		(19,897)		(21,332)		(1,237)		(15,845)		(16,909)		(873)
Personnel expenses	(7,297)		(8,232)		(9,261)		(9,977)		(11,033)		(640)		(8,301)		(8,694)		(449)
Other general administrative expenses	(7,621)		(8,492)		(9,369)		(9,920)		(10,299)		(597)		(7,544)		(8,215)		(424)
Depreciation and amortization	(1,457)		(1,537)		(1,620)		(1,682)		(1,864)		(108)		(1,435)		(1,577)		(81)
Impairment losses on financial assets (net)(7)	(5,435)		(8,970)		(14,905)		(13,132)		(16,041)		(930)		(11,843)		(12,175)		(628)
Loans and receivables(3)	(5,435)		(8,970)		(14,905)		(13,132)		(16,041)		(930)		(11,843)		(12,175)		(628)
Impairment losses on other assets (net)(7)	(100)		(34)		(22)		(48)		—		—		(11)		—		—
Other intangible assets	(30)		—		—		—		—		—		—		—		—
Non-current assets held for sale	(70)		(34)		(22)		(48)		—		—		(11)		—		—
Provisions (net)(4)	1,890		680		(751)		(157)		270		16		(225)		(632)		(33)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	13		1,743		31		8		7		—		5		16		1
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net)	54		135		(16)		(15)		91		5		68		236		12
Operating profit before tax	18,195		21,165		15,013		16,830		18,298		1,058		12,804		16,469		850
Income tax	(4,776)		(3,853)		(2,670)		(3,541)		(4,294)		(249)		(3,005)		(3,488)		(180)
Profit from continuing operations	13,419		17,312		12,343		13,289		14,004		809		9,799		12,981		670
Profit from discontinued operations (net)	4,352		132		1,938		—		—		—		—		—		—
Profit for the year/period	Ps.	17,771	Ps.	17,444	Ps.	14,281	Ps.	13,289	Ps.	14,004	U.S.$	809	Ps.	9,799	Ps.	12,981	U.S.$	670
Profit attributable to the Parent	17,770		17,443		14,279		13,288		14,003		809		9,798		12,980		670
Profit attributable to non-controlling interests	1		1		2		1		1		—		1		1		—

Earnings per share from continuing and discontinued operations:
Basic earnings per share	2.62		2.57		2.11		1.96		2.07		0.12		1.45		1.91		0.10
Diluted earnings per share	2.62		2.57		2.11		1.96		2.06		0.12		1.44		1.91		0.10
Earnings per share from continuing operations:
Basic earnings per share	1.98		2.55		1.82		1.96		2.07		0.12		1.45		1.91		0.10
Diluted earnings per share(5)	1.98		2.55		1.82		1.96		2.06		0.12		1.44		1.91		0.10
Cash dividend per share (pesos) (6)	1.67		1.08		3.08		0.51		1.00		0.06		0.52		0.57		0.03
Cash dividend per share (U.S. dollar) (2)(6)	0.10		0.06		0.18		0.03		0.06		0.06		0.03		0.03		0.03
Weighted average shares outstanding	6,786,395		6,782,807		6,773,812		6,775,809		6,777,713		6,777,713		6,777,860		6,778,955		6,778,955

	For the year ended December 31,						For the nine months ended September 30,
	2011	2012	2013	2014	2015	2015	2015	2016	2016
	(Millions of pesos)(1)					(Millions of U.S. dollars) (1)(2)	(Millions of pesos)(1)		(Millions of U.S. dollars) (1)(2)
Dilutive effect of rights on shares(5)	—	13,401	12,583	10,586	8,682	8,682	8,535	7,440	7,440
Adjusted number of shares	6,786,395	6,796,208	6,786,395	6,786,395	6,786,395	6,786,395	6,786,395	6,786,395	6,786,395

(1)             Except per share amounts.  Share amounts are presented in thousands of shares.

(2)             Results for the year ended December 31, 2015 and for the nine months ended September 30, 2016 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.17.2487 and Ps. 19.3776, respectively, per U.S.$1.00 as calculated on December 31, 2015 and September 30, 2016, respectively, reported by the Mexican Central Bank in the Official Gazette of the Federation (Diario Oficial de la Federación) on January 4, 2016 and October 3, 2016, respectively, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(3)             Impairment losses on loans and receivables less recoveries of loans previously charged off (net of legal expenses).

(4)             Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.  See “Item 3.  Operating and Financial Review and Prospects.”

(5)             To calculate diluted earnings per share, the amount of Profit attributable to the Parent and the weighted average number of shares issued, net of treasury shares, are adjusted to take into account all the dilutive effects relating to potential share issuances (share options, warrants and convertible debt instruments).  See Note 5.2.ii to our audited financial statements included in the 2015 Form 20-F.

(6)             On February 2, 2011, we paid a dividend of Ps.6,400 million, equal to Ps.0.94 per share, with respect to fiscal year 2010.  On March 5, 2012, we paid a dividend of Ps.11,350 million, equal to Ps.1.67 per share, with respect to fiscal year 2011.  On September 13, 2012, we paid a dividend of Ps.7,300 million, equal to Ps.1.08 per share, in advance with respect to fiscal year 2012.  On August 30, 2013, we paid a dividend of Ps.3,950 million, equal to Ps.0.58 per share, in advance with respect to fiscal year 2013.  On December 27, 2013, we paid a dividend of Ps.4,900 million, equal to Ps.0.72 per share, in advance with respect to fiscal year 2013.  On December 27, 2013, we paid an extraordinary dividend of Ps.12,000 million, equal to Ps.1.77 per share.  On December 29, 2014, we paid an extraordinary dividend of Ps.3,473 million, equal to Ps.0.51 per share.  On May 29, 2015, we paid a dividend of Ps. 3,534 million, equal to Ps.0.52 per share.  On December 22, 2015, we paid a dividend of Ps.3,226 million, equal to Ps.0.48 per share. On May 27, 2016, we paid a dividend of Ps.3,844 million, equal to Ps.0.57 per share.

(7)             See Note 2.h to our audited financial statements included in the 2015 Form 20-F for more details on our change in accounting estimates regarding our refinements to impairment models.

CONSOLIDATED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	As of December 31,												As of September 30,
	2011		2012		2013		2014		2015(3)		2015		2016		2016
	(Millions of pesos)										(Millions of U.S. dollars)(1)		(Millions of pesos)		(Millions of U.S. dollars)(1)
Assets
Cash and balances with Mexican Central Bank	Ps.	44,143	Ps.	48,397	Ps.	49,681	Ps.	51,823	Ps.	59,788	U.S.$	3,466	Ps.	50,602	U.S.$	2,611
Financial assets held for trading	242,463		198,250		176,907		208,371		328,117		19,023		299,673		15,465
Other financial assets at fair value through profit or loss	21,589		63,168		86,361		31,872		27,358		1,586		69,162		3,569
Available-for-sale financial assets	61,582		47,518		61,525		83,128		113,620		6,587		143,376		7,399
Loans and receivables	346,187		403,036		441,657		530,397		598,887		34,721		662,874		34,208
Hedging derivatives	897		300		300		4,740		12,121		703		13,798		712
Non-current assets held for sale	464		576		1,100		844		1,101		64		1,029		53
Tangible assets	5,607		4,113		4,767		5,262		5,551		322		5,412		279
Intangible assets	3,462		3,648		3,751		4,079		4,877		283		5,339		276
Tax assets	13,454		17,784		25,943		22,988		18,673		1,083		20,296		1,048
Other assets	4,426		6,242		5,826		6,479		5,942		343		10,038		518
Total assets	Ps.	744,274	Ps.	793,032	Ps.	857,818	Ps.	949,983	Ps.	1,176,035	U.S.$	68,181	Ps.	1,281,599	U.S.$	66,138

Liabilities
Financial liabilities held for trading	Ps.	125,291	Ps.	141,101	Ps.	136,199	Ps.	136,805	Ps.	174, 576	U.S.$	10, 121	Ps.	272,529	U.S.$	14,064
Other financial liabilities at fair value through profit or loss	118,269		71,192		76,025		108,784		204, 829		11,875		125,233		6,463
Financial liabilities at amortized cost	391,568		458,856		528,184		579,125		659,186		38,217		727,964		37,567
Hedging derivatives	2,501		1,637		1,392		4,403		9,568		555		15,785		815
Provisions(2)	7,069		6,294		5,710		6,086		6,694		388		7,414		383
Tax liabilities	866		758		856		80		673		39		2,161		111
Other liabilities	7,866		13,582		16,934		12,413		10,849		630		11,301		583
Total liabilities	Ps.	653,430	Ps.	693,420	Ps.	765,300	Ps.	847,696	Ps.	1,066,375	U.S.$	61,825	Ps.	1,162,387	U.S.$	59,986

Shareholders’ equity
Share capital	Ps.	25,658	Ps.	25,658	Ps.	25,658	Ps.	25,658	Ps.	25,658	U.S.$	1,488	Ps.	25,658	U.S.$	1,324
Share premium	11,415		11,415		11,415		11,415		11,415		662		11,415		589
Accumulated reserves	34,618		44,324		41,593		52,160		58,193		3,374		68,569		3,538
Profit for the year attributable to the Parent	17,770		17,443		14,279		13,288		14,003		809		12,980		670
Valuation adjustments	1,372		764		(436)		(244)		380		22		578		30
Non-controlling interests	11		8		9		10		11		1		12		1
Total equity	90,844		99,612		92,518		102,287		109,660		6,356		119,212		6,152
Total liabilities and equity	Ps.	744,274	Ps.	793,032	Ps.	857,818	Ps.	949,983	Ps.	1,176,035	U.S.$	68,181	Ps.	1,281,599	U.S.$	66,138

(1)             Balances as of December 31, 2015 and as of September 30, 2016 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.17.2487 and Ps. 19.3776, respectively, per U.S.$1.00 as calculated on December 31, 2015 and September 30, 2016, respectively, reported by the Mexican Central Bank in the Official Gazette of the Federation (Diario Oficial de la Federación) on January 4, 2016 and October 3, 2016, respectively, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(2)             Includes provisions for pensions and similar obligations, provisions for off-balance sheet risk and provisions for tax and legal matters.  See “Item 3.  Operating and Financial Review and Prospects.”

(3)             See Note 2.h to our audited financial statements included in the 2015 Form 20-F for more details on our change in accounting estimates regarding our refinements to impairment models.

SELECTED RATIOS AND OTHER DATA

All of the selected ratios and other data below (except for number of shares, branch and employee data) are presented in accordance with IFRS unless otherwise noted. Ratios and other data for the nine-month periods presented have not been annualized.

	As of and for the year ended December 31,					As of and for the nine months ended September 30,
	2011	2012	2013	2014	2015	2015	2016

	(Millions of pesos or percentages, except per share, branch and employee data)
Profitability and performance
Net interest margin(1)	5.08%	5.09%	5.29%	4.82%	4.89%	3.68%	3.69%
Total margin(2)	6.82%	6.84%	7.17%	6.52%	6.48%	4.90%	4.78%
Return-on-average total assets (ROAA)(3)	2.67%	2.24%	1.83%	1.43%	1.35%	0.97%	1.19%
Return-on-average equity (ROAE)(4)	22.01%	18.25%	14.16%	13.54%	13.22%	9.33%	11.44%
Efficiency ratio(5)	42.92%	39.81%	39.76%	41.70%	40.58%	41.05%	38.91%
Net fee and commission income as a percentage of operating expenses(6)	60.48%	63.99%	63.43%	61.97%	60.71%	60.85%	57.90%
Yield on average interest-earning assets	8.18%	8.29%	8.12%	7.39%	7.27%	5.45%	5.70%
Average cost of interest-bearing liabilities	3.71%	3.66%	3.26%	2.85%	2.61%	2.59%	3.00%
Net interest spread	4.47%	4.63%	4.86%	4.54%	4.66%	2.86%	2.70%
Common stock dividend payout ratio(7)	63.87%	41.85%	146.00%	26.14%	48.28%	36.06%	29.61%
Average interest-earning assets	569,502	669,697	682,420	783,865	883,073	857,096	980,382
Average interest-bearing liabilities	483,925	590,861	598,484	713,105	812,614	787,862	882,998
Capital adequacy for the Bank
Total capital (Mexican Banking GAAP)	73,144	76,197	86,531	96,517	103,639	103,800	113,191
Tier 1 capital (Mexican Banking GAAP)	71,674	74,618	69,409	76,697	80,328	81,344	87,719
Tier 1 capital to risk-weighted assets (Mexican Banking GAAP)	14.53%	14.47%	12.79%	12.85%	12.10%	12.09%	12.40%
Total capital to risk-weighted assets(8) (Mexican Banking GAAP)	14.82%	14.78%	15.94%	16.17%	15.61%	15.43%	16.01%
Asset quality
Non-performing loans as a percentage of total loans(9)	1.98%	2.06%	3.81%	3.90%	3.56%	3.68%	3.15%
Non-performing loans as a percentage of computable credit risk(9)(10)	1.83%	1.92%	3.56%	3.66%	3.32%	3.43%	2.87%
Loan charge-offs as a percentage of average total loans	2.38%	2.45%	3.33%	3.10%	2.85%	2.12%	2.42%
Loan charge-offs as a percentage of computable credit risk(10)	1.98%	2.15%	2.94%	2.68%	2.42%	1.82%	2.07%
Allowance for impairment losses as a percentage of average total loans(11)	2.49%	2.80%	3.66%	3.49%	3.70%	3.62%	3.27%
Allowance for impairment losses as a percentage of non-performing loans(9)(11)	113.55%	128.08%	90.70%	82.46%	94.97%	90.41%	97.19%
Allowance for impairment losses as a percentage of loan charge-offs(11)	104.76%	114.34%	109.85%	112.49%	129.98%	170.62%	135.03%
Allowance for impairment losses as a percentage of total loans(11)	2.25%	2.64%	3.45%	3.22%	3.38%	3.33%	3.06%
Liquidity
Liquid assets as a percentage of deposits(12)	78.96%	56.48%	48.79%	47.32%	46.41%	49.74%	40.05%
Total loans, net of allowance for impairment losses, as a percentage of deposits(13)	99.97%	98.23%	98.45%	102.15%	72.35%	72.97%	82.34%
Total loans as a percentage of total funding(14)	65.86%	70.49%	67.86%	69.97%	65.17%	66.19%	73.23%
Deposits as a percentage of total funding(13)(14)	64.39%	69.86%	66.55%	66.29%	87.03%	87.69%	86.21%
Operations
Offices(15)	1,097	1,142	1,234	1,322	1,354	1,351	1,364
Employees (full-time equivalent)	12,395	13,385	14,260	16,427	17,208	17,068	16,828

(1)         Net interest margin is defined as net interest income (including income from equity investments) divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets, which yield interest or similar income.

(2)         Total margin is defined as net interest income (including income from equity investments) plus fee and commission income (net) over average interest-earning assets.

(3)         Calculated based upon the average daily balance of total assets.

(4)         Calculated based upon the average daily balance of equity.

(5)         Efficiency ratio is defined as administrative expenses plus depreciation and amortization, divided by total income.

(6)         Net fee and commission income divided by administrative expenses plus depreciation and amortization.

(7)         Dividends paid per share divided by net income per share.

(8)         Tier 1 plus Tier 2 capital divided by total risk-weighted assets, calculated according to the Mexican Capitalization Requirements.

(9)         Non-performing loans include (i) all credits past due by more than (x) 30 days, in the case of single-payment loans, (y) 60 days, in the case of revolving loans (including consumer loans and credit card loans), and (z) 90 days, in the case of periodic-payment loans (including non-revolving consumer loans, mortgages and commercial loans), and (ii) other doubtful credits.  Other doubtful credits include (i) the sum of all transactions of a customer when the loan balances of such customer classified as impaired are more than 25% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Since December 2015, classification of non-performing loans remain the same, except for (i) revolving consumer credit cards loans when payment is not received in up to 90 days after it becomes due; and (ii) the sum of all transactions of a customer is when the loan balances of the same customer classified as impaired are more than 20% of the total outstanding amounts.

See Note 2.h to our audited financial statements included in the 2015 Form 20-F for more details on our change in accounting estimates regarding our refinements to impairment models.

See Note 2.g.i to our audited financial statements included in the 2015 Form 20-F for more details on the classification of impaired loans.

(10)    Computable credit risk is the sum of the face amounts of loans (including non-performing loans), guarantees and documentary credits.  When guarantees or documentary credits are contracted, we book them as off-balance sheet accounts.

(11)    Allowance for impairment losses were Ps.7,247 million, Ps.9,387 million, Ps.13,764 million, Ps.15,198 million , Ps. 18,749 million, Ps.17,919 million and Ps. 18,633 million, as of December 31, 2011, 2012, 2013, 2014, 2015, September 30, 2015 and September 30, 2016, respectively. See Note 2.h to our audited financial statements included in the 2015 Form 20-F for more details on our change in accounting estimates regarding our refinements to impairment models.

(12)    For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits.  See “Item 3.  Operating and Financial Review and Prospects—B.  Liquidity and Capital Resources—Composition of Deposits.”

Liquid assets include cash due from banks and government securities recorded at market prices.  We believe we could obtain cash for our liquid assets immediately, although under systemic stress scenarios, we would likely be subject to a discount to the face value of these assets.  As of December 31, 2011, 2012, 2013, 2014, 2015, September 30, 2015 and September 30, 2016, we had a total amount of liquid assets of Ps.248,505 million, Ps.198,777 million, Ps.190,678 million, Ps.211,821 million, Ps.343,353 million, Ps.354,455 million and Ps.287,022 million, respectively.  For the years ended December 31, 2011, 2012, 2013, 2014 and 2015, and for the periods ended September 30, 2015 and September 30, 2016, the average amounts outstanding were Ps.220,444 million, Ps.215,274 million, Ps.188,614 million, Ps.203,061 million, Ps.291,828 million, Ps.307,656 million and Ps.311,250 million, respectively.

As of December 31, 2011, liquid assets were composed of the following: 17.8% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 53.9% debt instruments issued by the Mexican Government; and 28.3% debt instruments issued by the Mexican Central Bank.

As of December 31, 2012, liquid assets were composed of the following: 24.3% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 45.7% debt instruments issued by the Mexican Government; and 30.0% debt instruments issued by the Mexican Central Bank.

As of December 31, 2013, liquid assets were composed of the following: 26.0% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 51.0% debt instruments issued by the Mexican Government; and 23.0% debt instruments issued by the Mexican Central Bank.

As of December 31, 2014, liquid assets were composed of the following: 24.5% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 31.6% debt instruments issued by the Mexican Government; and 43.9% debt instruments issued by the Mexican Central Bank.

As of December 31, 2015, liquid assets were composed of the following: 17.4% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 35.3% debt instruments issued by the Mexican Government; and 47.2% debt instruments issued by the Mexican Central Bank.

As of September 30, 2015, liquid assets were composed of the following: 15.10% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 38.95% debt instruments issued by the Mexican Government; and 45.95% debt instruments issued by the Mexican Central Bank.

As of September 30, 2016, liquid assets were composed of the following: 17.63% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 49.50% debt instruments issued by the Mexican Government; and 32.87% debt instruments issued by the Mexican Central Bank.

(13) For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits.  See “Item 3.  Operating and Financial Review and Prospects—B.  Liquidity and Capital Resources—Composition of Deposits.”

(14)    For the purpose of calculating this ratio, the amount of total funding comprises the total of our deposits and repurchase agreements, our total marketable debt securities and the amount of our subordinated liabilities.

For December 31, 2011, 2012, 2013, 2014, 2015, September 30, 2015 and September 30, 2016, our deposits and repurchase agreements amounted to Ps.463,841 million, Ps.449,034 million, Ps.517,340 million, Ps.596,706 million, Ps.739,846 million, Ps.712,673 million and Ps.716,742 million, respectively, and our marketable debt securities amounted to Ps.23,894 million, Ps.54,703 million, Ps.53,118 million, Ps.59,077 million, Ps.87,449 million, Ps.78,047 million and Ps.89,382 million, respectively.  For December 31, 2013, 2014, 2015, September 30, 2015 and September 30, 2016, our subordinated liabilities amounted to Ps.16,824 million, Ps.19,446 million, Ps.22,788 million, Ps.22,000 million and Ps.25,251 million, respectively.

(15)    Includes offices servicing small and medium-sized enterprises, which are companies with annual revenue of up to Ps.200,000,000 (U.S.$10,321,196 converted from pesos at the exchange rate as of September 30, 2016) (each, an “SME”);

branches (including branches with Select service, which is tailored to the high-income segment, and SME branches); cash desks (ventanillas — including cash desk with Select service); Santander Select offices (including Centros Select, Espacios Select, box offices and corner Select); and Santander Select units (módulos).

Exchange Rates

Mexico has had a free market for foreign exchange since 1994 and the Mexican government allows the peso to float against the U.S. dollar.  However, Mexico has had exchange restrictions in effect in the past. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future.

The recent significant decline in oil prices and other economic factors negatively affected the year-end 2015 exchange rate, resulting in 17.03% depreciation of the peso against the U.S. dollar, from Ps.14.74 per U.S. dollar as of December 31, 2014 to Ps.17.25 as of December 31, 2015. In the nine months ended September 30, 2016, the peso has experienced a period of increased volatility and has further depreciated against the U.S. dollar, to Ps.19.3776 as of September 30, 2016. See “Item 6.  Recent Events—2016 U.S. Presidential Election.”

The following tables set forth, for the periods indicated, the low, high, average and period-end exchange rates expressed in pesos per U.S. dollar published by the Mexican Central Bank in the Official Gazette of the Federation as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.  The rates shown below are in nominal pesos and have not been restated in constant currency units.  No representation is made that the peso amounts referred to in this report on Form 6-K could have been or could be converted into U.S. dollars at any particular rate or at all. As of December 14, 2016, the exchange rate for U.S. dollars was Ps. 20.60 per U.S. dollar.

Year	Low		High		Average(1)		Period End
2011	Ps.	11.50	Ps.	14.24	Ps.	12.47	Ps.	13.95
2012	12.63		14.39		13.14		12.97
2013	11.98		13.44		12.87		13.08
2014	12.85		14.79		13.30		14.74
2015	14.56		17.38		15.88		17.25

(1)         Average end-of-month exchange rates for 2011, 2012, 2013, 2014 and 2015, respectively.

Month	Low		High		Average(1)		Period End
June 2016	Ps.	18.15	Ps.	19.13	Ps.	18.65	Ps.	18.46
July 2016	18.30		18.90		18.60		18.78
August 2016	17.99		18.91		18.47		18.86
September 2016	18.35		19.84		19.19		19.38
October 2016	18.51		19.32		18.89		18.89
November 2016	18.51		21.05		20.12		20.52
December 2016 (through December 14)	20.22		20.75		20.45		20.60

(1)         Average daily exchange rates for June, July, August, September, October, November and December (through December 14) 2016.

Unless otherwise indicated, U.S. dollar amounts that have been translated from pesos have been so translated at an exchange rate of Ps.19.3776 to U.S.$1.00, the exchange rate as calculated on September 30, 2016 and reported by the Mexican Central Bank in the Official Gazette of the Federation (Diario Oficial de la Federación) on October 3, 2016 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

The Mexican economy has suffered balance-of-payment deficits and shortages in foreign exchange reserves in the past.  While the Mexican government, for more than ten years, has not restricted the ability of both Mexican and foreign individuals or entities to convert pesos into U.S. dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future.  To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert pesos into U.S. dollars and other currencies would be adversely affected.

ITEM 2.  SELECTED STATISTICAL INFORMATION

The following information for Grupo Financiero Santander Mexico is included for analytical purposes and is derived from, and should be read in conjunction with our audited financial statements included in the 2015 Form 20-F, with our unaudited condensed consolidated financial statements and related notes contained elsewhere herein and with the information under “Item 3.  Operating and Financial Review and Prospects” included elsewhere in this report on Form 6-K.

Average balance sheet data has been calculated based upon the sum of daily average for each month in the applicable period.  Average income statement and balance sheet data and other related statistical information have been prepared on a consolidated basis.  We believe that the average data set forth herein accurately reflect in all material aspects our financial condition and results of operations at the date and for the periods specified.

Average Balance Sheet and Interest Rates

The following tables show our average balance sheet and interest rates for each of the periods presented.  With respect to the tables below and the tables under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread,” we have stated average balances on a gross basis, before netting our allowance for impairment losses, except for the total average asset figures, which include such netting.  All average data have been calculated using daily averages.

Average Balance Sheets, Income from Interest-Earning Assets and Interest on Interest-Bearing Liabilities

	IFRS for nine months ended September 30,
	2015					2016
	Average balance(2)		Interest		Average nominal rate(3)	Average balance(2)		Interest		Average nominal rate(3)
	(Millions of pesos, except percentages)
Cash and balances with the Mexican Central Bank
Pesos	Ps.	35,872	Ps.	822	3.06%	Ps.	32,499	Ps.	988	4.05%
Total	Ps.	35,872	Ps.	822	3.06%	Ps.	32,499	Ps.	988	4.05%
Loans and advances to credit institutions
Pesos	Ps.	60,268	Ps.	1,482	3.28%	Ps.	50,718	Ps.	1,592	4.19%
Foreign currency(1)		12,668		77	0.81		29,930		66	0.29
Total	Ps.	72,936	Ps.	1,559	2.85%	Ps.	80,648	Ps.	1,658	2.74%
Loans and advances to customers—excluding credit cards
Pesos	Ps.	379,917	Ps.	27,629	9.70%	Ps.	432,263	Ps.	32,447	10.01%
Foreign currency(1)		72,767		1,661	3.04		88,911		2,088	3.13
Total	Ps.	452,684	Ps.	29,290	8.63%	Ps.	521,174	Ps.	34,535	8.84%
Loans and advances to customers—credit cards
Pesos	Ps.	42,818	Ps.	7,656	23.84%	Ps.	48,384	Ps.	8,485	23.38%
Total	Ps.	42,818	Ps.	7,656	23.84%	Ps.	48,384	Ps.	8,485	23.38%
Debt instruments
Pesos	Ps.	226,097	Ps.	6,266	3.70%	Ps.	261,572	Ps.	8,722	4.45%
Foreign currency(1)		26,689		947	4.73		36,105		1,041	3.84
Total	Ps.	252,786	Ps.	7,213	3.80%	Ps.	297,677	Ps.	9,763	4.37%
Income from hedging operations
Pesos			Ps.	144				Ps.	430
Foreign currency(1)				—					—
Total			Ps.	144				Ps.	430
Other interest-earning assets
Pesos			Ps.	19				Ps.	50
Foreign currency(1)				16					15
Total			Ps.	35				Ps.	65
Total interest-earning assets
Pesos	Ps.	744,972	Ps.	44,018	7.88%	Ps.	825,436	Ps.	52,714	8.51%
Foreign currency(1)		112,124		2,701	3.21		154,946		3,210	2.76
Total	Ps.	857,096	Ps.	46,719	7.27%	Ps.	980,382	Ps.	55,924	7.61%

(1)         Represents assets or liabilities denominated in foreign currencies.  Values are presented in pesos.

(2)         Average balances within the above table are computed based on the daily balances according to Mexican Banking GAAP, including IFRS adjustments at the end of the month, divided by the total number of days in the period.

(3)         Average nominal rate is annualized by dividing the average nominal rate by 270 and multiplying by 360.

	IFRS for nine months ended September 30,
	2015					2016
	Average balance(2)		Interest		Average nominal rate(3)	Average balance(2)		Interest		Average nominal rate(3)
	(Millions of pesos, except percentages)
Cash and loans and advances to credit institutions
Pesos	Ps.	14,764				Ps.	21,818
Foreign currency(1)	1,113					1,833
Total	Ps.	15,877				Ps.	23,651
Allowance for impairment losses
Pesos	Ps.	(14,980)				Ps.	(16,948)
Foreign currency(1)	(1,123)					(1,188)
Total	Ps.	(16,103)				Ps.	(18,136)
Tangible assets
Pesos	Ps.	8,103				Ps.	8,799
Total	Ps.	8,103				Ps.	8,799
Intangible assets
Pesos	Ps.	1,845				Ps.	2,138
Total	Ps.	1,845				Ps.	2,138
Other non-interest-earning assets
Pesos	Ps.	116,312				Ps.	93,039
Foreign currency(1)	24,267					788
Total	Ps.	140,579				Ps.	93,827
Total non-interest-earning assets
Pesos	Ps.	126,044				Ps.	108,846
Foreign currency(1)	24,257					1,433
Total	Ps.	150,301				Ps.	110,279
Total average assets
Pesos	Ps.	871,016	Ps.	44,018	6.74%	Ps.	934,282	Ps.	52,714	7.52%
Foreign currency(1)	136,381		2,701		2.64	156,379		3,210		2.74
Total	Ps.	1,007,397	Ps.	46,719	6.18%	Ps.	1,090,661	Ps.	55,924	6.84%

(1)         Represents assets or liabilities denominated in foreign currencies.  Values are presented in pesos.

(2)         Average balances within the above table are computed based on the daily balances according to Mexican Banking GAAP, including IFRS adjustments at the end of the month, divided by the total number of days in the period.

(3)         Average nominal rate is annualized by dividing the average nominal rate by 270 and multiplying by 360.

	IFRS for nine months ended September 30,
	2015					2016
	Average balance(2)		Interest		Average nominal rate(3)	Average balance(2)		Interest		Average nominal rate(3)
	(Millions of pesos, except percentages)
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	150,297	Ps.	3,881	3.44%	Ps.	151,728	Ps.	4,670	4.10%
Foreign currency(1)	24,074		113		0.63	26,453		182		0.92
Total	Ps.	174,371	Ps.	3,994	3.05%	Ps.	178,181	Ps.	4,852	3.63%
Customer deposits— Demand accounts
Pesos	Ps.	211,699	Ps.	2,327	1.47%	Ps.	258,817	Ps.	3,405	1.75%
Foreign currency(1)	33,586		26		0.10	54,193		41		0.10
Total	Ps.	245,285	Ps.	2,353	1.28%	Ps.	313,010	Ps.	3,446	1.47%
Customer deposits— Savings accounts
Pesos	Ps.	11				Ps.	9
Total	Ps.	11				Ps.	9
Customer deposits— Time deposits
Pesos	Ps.	128,858	Ps.	2,916	3.02%	Ps.	136,684	Ps.	3,836	3.74%
Foreign currency(1)	26,535		41		0.21	26,732		69		0.34
Total	Ps.	155,393	Ps.	2,957	2.54%	Ps.	163,416	Ps.	3,905	3.19%
Customer deposits— Repurchase agreements
Pesos	Ps.	63,665	Ps.	1,379	2.89%	Ps.	85,668	Ps.	2,489	3.87%
Total	Ps.	63,665	Ps.	1,379	2.89%	Ps.	85,668	Ps.	2,489	3.87%
Subordinated debentures
Foreign currency(1)	Ps.	20,051	Ps.	929	6.18%	Ps.	23,590	Ps.	1,082	6.12%
Total	Ps.	20,051	Ps.	929	6.18%	Ps.	23,590	Ps.	1,082	6.12%
Marketable debt securities and other financial liabilities
Pesos	Ps.	34,579	Ps.	890	3.43%	Ps.	38,151	Ps.	1,237	4.32%
Foreign currency(1)	15,661		516		4.39	18,380		603		4.37
Total	Ps.	50,240	Ps.	1,406	3.73%	Ps.	56,531	Ps.	1,840	4.34%
Other liabilities
Pesos	Ps.	78,846	Ps.	1,767	2.99%	Ps.	62,593	Ps.	1,833	3.90%
Total	Ps.	78,846	Ps.	1,767	2.99%	Ps.	62,593	Ps.	1,833	3.90%
Expense from hedging operation
Pesos			Ps.	376				Ps.	152
Total			Ps.	376				Ps.	152
Other interest expense
Pesos			Ps.	164				Ps.	237
Total			Ps.	164				Ps.	237
Total interest-bearing liabilities
Pesos	Ps.	667,955	Ps.	13,700	2.73%	Ps.	733,650	Ps.	17,859	3.25%
Foreign currency(1)	119,907		1,625		1.81	149,348		1,977		1.77
Total	Ps.	787,862	Ps.	15,325	2.59%	Ps.	882,998	Ps.	19,836	3.00%

(1)         Represents assets or liabilities denominated in foreign currencies.  Values are presented in pesos.

(2)         Average balances within the above table are computed based on the daily balances according to Mexican Banking GAAP, including IFRS adjustments at the end of the month, divided by the total number of days in the period.

(3)         Average nominal rate is annualized by dividing the average nominal rate by 270 and multiplying by 360.

	IFRS for nine months ended September 30,
	2015					2016
	Average balance(2)		Interest		Average nominal rate(3)	Average balance(2)		Interest		Average nominal rate(3)
	(Millions of pesos, except percentages)
Customer deposits— Demand deposits
Pesos	Ps.	35,659				Ps.	28,389
Foreign currency(1)	15					16
Total	Ps.	35,674				Ps.	28,405
Other liabilities—non-interest-bearing
Pesos	Ps.	64,842				Ps.	64,278
Foreign currency(1)	13,960					1,553
Total	Ps.	78,802				Ps.	65,831
Total equity
Pesos	Ps.	105,059				Ps.	113,427
Total	Ps.	105,059				Ps.	113,427
Total non-interest-bearing liabilities and equity
Pesos	Ps.	205,560				Ps.	206,094
Foreign currency(1)	13,975					1,569
Total	Ps.	219,535				Ps.	207,663
Total liabilities and equity
Pesos	Ps.	873,515	Ps.	13,700	2.09%	Ps.	939,744	Ps.	17,859	2.53%
Foreign currency(1)	133,882		1,625		1.62	150,917		1,977		1.75
Total	Ps.	1,007,397	Ps.	15,325	2.03%	Ps.	1,090,661	Ps.	19,836	2.42%

(1)         Represents assets or liabilities denominated in foreign currencies.  Values are presented in pesos.

(2)         Average balances within the above table are computed based on the daily balances according to Mexican Banking GAAP, including IFRS adjustments at the end of the month, divided by the total number of days in the period.

(3)         Average nominal rate is annualized by dividing the average nominal rate by 270 and multiplying by 360.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables allocate the changes in our net interest income between changes in average volume and changes in average rate for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015.  We have calculated volume variances based on movements in average balances over the period and rate variances based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities.  We have allocated variances caused by changes in both volume and rate to volume.  You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

Change in Financial Income and Expense

	IFRS for the nine months ended September 30, 2016 and 2015
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-EARNING ASSETS
Cash and balances with the Mexican Central Bank
Pesos	Ps.	(103)	Ps.	269	Ps.	166
Total	Ps.	(103)	Ps.	269	Ps.	166
Loans and advances to credit institutions
Pesos	Ps.	(300)	Ps.	410	Ps.	110
Foreign currency(1)	38		(49)		(11)
Total	Ps.	(262)	Ps.	361	Ps.	99
Loans and advances to customers—excluding credit cards
Pesos	Ps.	3,929	Ps.	889	Ps.	4,818
Foreign currency(1)	379		48		427
Total	Ps.	4,308	Ps.	937	Ps.	5,245
Loans and advances to customers—credit cards
Pesos	Ps.	976	Ps.	(147)	Ps.	829
Total	Ps.	976	Ps.	(147)	Ps.	829
Debt instruments
Pesos	Ps.	1,183	Ps.	1,273	Ps.	2,456
Foreign currency(1)	271		(177)		94
Total	Ps.	1,454	Ps.	1,096	Ps.	2,550
Income from hedging operations
Pesos	Ps.	286			Ps.	286
Foreign currency(1)	—				—
Total	Ps.	286			Ps.	286
Other interest-earning assets
Pesos	Ps.	31			Ps.	31
Foreign currency(1)	(1)				(1)
Total	Ps.	30			Ps.	30
Total interest-earning assets
Pesos	Ps.	6,002	Ps.	2,694	Ps.	8,696
Foreign currency(1)	687		(178)		509
Total	Ps.	6,689	Ps.	2,516	Ps.	9,205

(1)         Represents assets or liabilities denominated in foreign currencies.  Values are presented in pesos.

	IFRS for the nine months ended September 30, 2016 and 2015
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-BEARING LIABILITIES
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	44	Ps.	745	Ps.	789
Foreign currency(1)	16		53		69
Total	Ps.	60	Ps.	798	Ps.	858
Customer deposits—Demand accounts
Pesos	Ps.	620	Ps.	458	Ps.	1,078
Foreign currency(1)	16		(1)		15
Total	Ps.	636	Ps.	457	Ps.	1,093
Customer deposits—Savings accounts
Pesos	Ps.	—	Ps.	—	Ps.	—
Foreign currency(1)	—		—		—
Total	Ps.	—	Ps.	—	Ps.	—
Customer deposits—Time deposits
Pesos	Ps.	220	Ps.	700	Ps.	920
Foreign currency(1)	1		27		28
Total	Ps.	221	Ps.	727	Ps.	948
Customer deposits—Repurchase agreements
Pesos	Ps.	639	Ps.	471	Ps.	1,110
Foreign currency(1)	—		—		—
Total	Ps.	639	Ps.	471	Ps.	1,110
Subordinated debentures
Foreign currency(1)	Ps.	162	Ps.	(9)	Ps.	153
Total	Ps.	162	Ps.	(9)	Ps.	153
Marketable debt securities and other financial liabilities
Pesos	Ps.	116	Ps.	231	Ps.	347
Foreign currency(1)	89		(2)		87
Total	Ps.	205	Ps.	229	Ps.	434
Other liabilities
Pesos	Ps.	(476)	Ps.	542	Ps.	66
Foreign currency(1)	—		—		—
Total	Ps.	(476)	Ps.	542	Ps.	66
Expense from hedging operations
Pesos	Ps.	(224)	Ps.	—	Ps.	(224)
Foreign currency(1)	—		—		—
Total	Ps.	(224)	Ps.	—	Ps.	(224)
Other interest expense
Pesos	Ps.	73	Ps.	—	Ps.	73
Foreign currency(1)	—		—		—
Total	Ps.	73	Ps.	—	Ps.	73
Total interest-bearing liabilities
Pesos	Ps.	1,012	Ps.	3,147	Ps.	4,159
Foreign currency(1)	284		68		352
Total	Ps.	1,296	Ps.	3,215	Ps.	4,511

(1)         Represents assets or liabilities denominated in foreign currencies.  Values are presented in pesos.

Assets

Earning Assets—Yield Spread

The following tables analyze our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated.  You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS
	Nine months ended September 30,
	2015		2016
	(Millions of pesos, except percentages)
Net Interest Margin and Spread
Average earning assets
Pesos	Ps.	744,972	Ps.	825,436
Foreign currency(1)	112,124		154,946
Total	Ps.	857,096	Ps.	980,382
Net interest income
Pesos	Ps.	30,318	Ps.	34,855
Foreign currency(1)	1,076		1,233
Total	Ps.	31,394	Ps.	36,088
Gross yield(2)
Pesos	5.91%		6.39%
Foreign currency(1)	2.41%		2.07%
Total	5.45%		5.70%
Net yield(3)
Pesos	4.07%		4.22%
Foreign currency(1)	0.96%		0.80%
Total	3.66%		3.68%
Yield spread(4)
Pesos	3.18%		3.14%
Foreign currency(1)	0.60%		0.30%
Total	2.86%		2.70%

(1)         Represents assets or liabilities denominated in foreign currencies.  Values are presented in pesos.

(2)         Gross yield is the quotient of interest divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets that yield interest or similar income.

(3)         Net yield is the quotient of net interest income divided by average earning assets.

(4)         Yield spread is the difference between gross yield on earning assets and the average cost rate of interest-bearing liabilities.

Return-on-average Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	IFRS
	Nine months ended September 30,
	2015	2016
	(Percentages)
Return-on-average Equity and Assets
ROAA: Return-on-average total assets	0.97%	1.19%
ROAE: Return-on-average equity	9.33%	11.44%
Dividend pay-out ratio(1)	36.06%	29.61%
Average equity as a percentage of average total assets	10.43%	10.40%

(1)         Dividends declared per share divided by net income per share.  On May 29, 2015, we paid a dividend of Ps.3,534 million, equal to Ps.0.52 per share.  On December 22, 2015, we paid a dividend of Ps.3,226 million, equal to Ps.0.48 per share. On May 27, 2016, we paid a dividend of Ps.3,844 million, equal to Ps.0.57 per share.

Interest-Earning Assets

The following table shows the percentage mix of our average interest-earning assets for the periods indicated.  You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS
	Nine months ended September 30,
	2015	2016
	(Percentages)
Average Interest-Earning Assets
Cash and balances with the Mexican Central Bank	4.19%	3.31%
Loans and advances to credit institutions	8.51%	8.23%
Loans and advances to customers—excluding credit cards	52.81%	53.16%
Loans and advances to customers—credit cards	5.00%	4.94%
Debt instruments	29.49%	30.36%
Total interest-earning assets	100.00%	100.00%

Investment Securities

At December 31, 2015 and September 30, 2016, the book value of our investment securities was Ps.331.0 billion and Ps.286.0 billion, respectively (representing 28.1% and 22.3% of our total assets at such dates).  Mexican government securities and instruments issued by the Mexican Central Bank represented Ps.283.6 billion, or 85.7%, of our investment securities at December 31, 2015 and Ps.236.4 billion, or 82.7%, of our investment securities at September 30, 2016.  For a discussion of how we value our investment securities, see Note 2.d to our audited financial statements included in the 2015 Form 20-F.

The following table shows the book value of our investment securities by type of counterparty at each of the dates indicated.  As of December 31, 2015 and as of September 30, 2016, Ps.77.1 billion and Ps.105.8 billion, of our available-for-sale debt instruments, respectively, were issued by the Mexican government and by the Mexican Central Bank.

As of December 31, 2015 and September 30, 2016, the aggregate book value of our debt instruments issued by the Mexican government, excluding instruments issued by the Mexican Central Bank, was equal to 110.7% and 119.2%, of our total equity, respectively, and the aggregate book value of our debt instruments issued by the Mexican Central Bank was equal to 147.9% and 79.1% of our total equity, respectively.

	IFRS
	As of December 31,		As of September 30,
	2015		2016
	(Millions of pesos)		(Millions of pesos)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	121,365	Ps.	142,067
Debt instruments issued by the Mexican Central Bank	162,200		94,353
Foreign government debt securities	31,162		38,176
Debt instruments issued by private sector	13,967		9,396
Total debt instruments	328,694		283,992
Total equity securities	2,273		1,973
Total investment securities	Ps.	330,967	Ps.	285,965

The following table analyzes the expected maturities of our debt investment securities (before impairment allowance) and the weighted average yield at September 30, 2016.

	Maturity as of September 30, 2016
	Less than 1 year		Average yield	1 to 5 years		Average yield	5 to 10 years		Average yield	More than 10 years		Average yield	Total
	(Millions of pesos, except percentages)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	24,434	3.87%	Ps.	86,584	4.68%	Ps.	20,887	5.65%	Ps.	10,162	6.17%	Ps.	142,067
Debt instruments issued by the Mexican Central Bank	3,892		3.28	76,397		3.32	14,064		3.49	—		0.00	94,353
Foreign government debt securities	38,176		4.51	—		0.00	—		0.00	—		0.00	38,176
Debt instruments issued by the private sector	2,206		4.42	4,447		5.01	2,743		6.41	—		0.00	9,396
Total debt instruments	Ps.	68,708	4.02%	Ps.	167,428	3.25%	Ps.	37,694	3.89%	Ps.	10,162	1.54%	Ps.	283,992

Loans and Advances to Credit Institutions

The following table shows our short-term funds deposited with other banks at each of the dates indicated.

	IFRS
	As of December 31,		As of September 30,
	2015		2016
	(Millions of pesos)		(Millions of pesos)
Loans and Advances to Credit Institutions
Time deposits	Ps.	98	Ps.	100
Reverse repurchase agreements	735		65,522
Guarantee deposits—collateral delivered	30,223		36,483
Other demand accounts	13,086		8,520
Reciprocal accounts	14,192		13,623
Total	Ps.	58,334	Ps.	124,248

Loan Portfolio

At December 31, 2015 and September 30, 2016 our total loans and advances to customers (excluding reverse repurchase agreements) equaled Ps.554,026 million and Ps.608,803 million, respectively, representing 47.1% and 47.5%, of our total assets at such dates, respectively.  Loans and advances to customers, net of allowance for impairment losses equaled Ps.535,277 million and Ps.590,170 million at December 31, 2015 and at September 30, 2016, respectively, representing 45.5% and 46.0% of our total assets at such dates.  We also have loan commitments drawable by third parties, which amounted to Ps.113,715 million and Ps.138,151 million at December 31, 2015 and September 30, 2016, respectively.  Loan commitments drawable by third parties include mostly credit card lines and commercial commitments.  While credit cards lines are unconditionally cancelable by the issuer, commercial commitments are generally one-year facilities, subject to an evaluation of the customer’s projected cash flows and financial history.  The loans guaranteed by governmental entities are reported in non-performing loans without impact on or adjustment relating to the amount guaranteed, and therefore the guarantees have no impact on our non-performing loan ratios.

Types of Loans by Type of Customer

The following tables analyze our loans and advances to customers (excluding reverse repurchase agreements), by type of customer loan, at each of the dates indicated.  For each category of loan, we maintain specific risk management policies in line with the standards of the Santander Group, and as managed and monitored by the board of directors of Banco Santander Mexico through the Comprehensive Risk Management Committee.  Our credit approval processes for each category of loan are structured primarily around our business segments.  See “Item 11.  Quantitative and Qualitative Disclosures About Market Risk—Credit Risk” in the 2015 Form 20-F for details on our credit approval policies.

	IFRS
	As of December 31,		As of September 30,
	2015		2016
	(Millions of pesos)		(Millions of pesos)
Loans by Type of Customer
Public sector	Ps.	59,922	Ps.	57,344
Commercial, financial and industrial	278,645		322,145
Mortgage	122,918		130,190
Installment loans to individuals	92,541		99,124
Revolving consumer credit card loans	47,775		50,699
Non-revolving consumer loans	44,766		48,425
Total loans and advances to customers	554,026		608,803
Allowance for impairment losses	(18,749)		(18,633)
Loans net of allowance for impairment losses	Ps.	535,277	Ps.	590,170

The following table shows the percentage of our non-performing loans as a percentage of our total loans by type of customer, as of the dates indicated.

	IFRS
	As of December 31,	As of September 30,
	2015	2016
	(Percentages)	(Percentages)
Non-performing Loans as a Percentage of Total Loans by Type of Customer(1)
Commercial, financial and industrial	3.5	2.7
Mortgage	5.3	5.1
Installment loans to individuals	3.8	3.9
Revolving consumer credit card loans	3.9	3.7
Non-revolving consumer loans	3.8	4.0
Total	3.6%	3.1%

(1)         Non-performing loans include (i) all credits past due by more than (x) 30 days, in the case of single-payment loans, (y) 60 days, in the case of revolving loans (including consumer loans and credit card loans), and (z) 90 days, in the case of periodic-payment loans (including non-revolving consumer loans, mortgages and commercial loans), and (ii) other doubtful credits.  Other doubtful credits include (i) the sum of all transactions of a customer when the loan balances of such customer classified as impaired are more than 25% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Since December 2015, classification of non-performing loans remain the same, except for (i) revolving consumer credit cards loans when payment is not received in up to 90 days after it becomes due; and (ii) the sum of all transactions of a customer is when the loan balances of the same customer classified as impaired are more than 20% of the total outstanding amounts.

See Note 2.h to our audited financial statements included in the 2015 Form 20-F for more details on our change in accounting estimates regarding our refinements to impairment models.

See Note 2.g.i to our audited financial statements included in the 2015 Form 20-F for more details on the classification of impaired loans.

Maturity

The following tables set forth an analysis by maturity of our loans and advances to customers by type of loan as of September 30, 2016.

	IFRS as of September 30, 2016
	Less than 1 year			1 to 5 Years			Over 5 years			Total
	Balance		% of total	Balance		% of total	Balance		% of total	Balance		% of total
	(Millions of pesos, except percentages)
Public sector	Ps.	16,758	6.11%	Ps.	20,006	9.53%	Ps.	20,580	16.51%	Ps.	57,344	9.42%
Commercial, financial and industrial	199,585		72.78	108,082		51.49	14,478		11.61	322,145		52.91
Mortgages	17,087		6.23	36,085		17.19	77,018		61.78	130,190		21.38
Installment loans to individuals	40,796		14.88	45,748		21.79	12,580		10.10	99,124		16.29
Revolving consumer credit card loans	12,882		4.70	25,255		12.03	12,562		10.09	50,699		8.34
Non-revolving consumer loans	27,914		10.18	20,493		9.76	18		0.01	48,425		7.95
Total loans	274,226		100.00%	209,921		100.00%	124,656		100.00%	608,803		100.00%
Allowance for impairment losses	(18,633)			—			—			(18,633)
Loans net of allowance for impairment losses	Ps.	255,593		Ps.	209,921		Ps.	124,656		Ps.	590,170

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and floating rate loans having a maturity of more than one year as of December 31, 2015 and September 30, 2016.

	IFRS
	As of December 31,		As of September 30,
	2015		2016
	(Millions of pesos)		(Millions of pesos)
Interest Rate Formula
Fixed interest rate	Ps.	204,288	Ps.	208,324
Floating interest rate	349,738		400,479
Total	Ps.	554,026	Ps.	608,803

Non-Accrual of Interest

The following table shows (i) the amount of gross interest income that would have been recorded on our non-accrual and restructured loans if such loans had been current in accordance with their original terms and had been outstanding throughout the reported periods or since origination if outstanding for less than the entire period and (ii) the amount of interest income that was recorded for such loans in the periods presented.  In general, the total interest that we received on our restructured loans during the nine months ended September 30, 2015 and September 30, 2016 was greater than the amount of non-accrued interest based on the original contractual terms because the restructurings resulted in interest rates that were higher on average than the contractual interest rates that preceded such restructurings.

	IFRS
	Nine months ended September 30,
	2015		2016
	(Millions of pesos)
Non-accrued interest on the basis of contractual terms owed:
Non-accrual loans(1)	Ps.	824	Ps.	827
Restructured loans(1)	266		338
Interest received:
Non-accrual loans(1)	Ps.	278	Ps.	276
Restructured loans(1)	302		362

(1)         These amounts do not include non-accrued interest based on contractual terms owed and interest received from revolving consumer credit card loans due to the revolving nature of these types of loans.

The restructured loans referred to in the tables above comprise non-performing loans that have been renegotiated.  However, our renegotiated loans include both renegotiations of performing loans and renegotiations of loans in non-performing status, as contractual terms of a loan may be modified not only due to concerns about the customer’s ability to meet contractual payments but also for customer retention purposes and other factors not related to current or potential credit deterioration of the customer.  See Note 12.e to our audited financial statements included in the 2015 Form 20-F for additional information about our renegotiated loans.

The following table shows the cumulative balance of renegotiated loans as of the dates presented.

	As of December 31,		As of September 30,
	2015		2016
	(Millions of pesos)		(Millions of pesos)
Commercial	Ps.	9,674	Ps.	9,788
Consumer	641		607
Mortgage	3,628		2,933
Credit card	1,331		1,195
Total	Ps.	15,274	Ps.	14,523

Movements in Allowance for Impairment Losses

The following tables analyze the movements in our allowance for impairment losses for each of the periods indicated below, not including recoveries.

	IFRS
	Nine months ended September 30,
	2015		2016
	(Millions of pesos)
Movements in Allowance for Impairment Losses
Allowance for impairment losses at beginning of the period	Ps.	15,198	Ps.	18,749
Impairment losses on loans and receivables(1)	12,920		13,590
Others	303		93
Charge-offs against allowance for impairment losses	(10,502)		(13,799)
Allowance for impairment losses at end of the period	Ps.	17,919	Ps.	18,633

(1)         The amount of impairment losses on financial assets—Loans and receivables reduced by loans recovered net of legal expenses for an amount of Ps.1,077 million in the nine months ended September 30, 2015 and Ps.1,415 million in the nine months ended September 30, 2016 is recorded under Impairment losses on financial assets (net)—Loans and receivables in the consolidated income statement.

The tables below show a breakdown of recoveries, impairment losses on loans and receivables and charge-offs against allowance for impairment losses by type of borrower for the periods indicated.

	IFRS
	Nine months ended September 30,
	2015		2016
	(Millions of pesos)
Recoveries of Loans Previously Charged Off – by type
Commercial, financial and industrial	Ps.	(493)	Ps.	(656)
Mortgage	(365)		(547)
Installment loans to individuals	(778)		(819)
Revolving consumer credit card loans	(520)		(534)
Non-revolving consumer loans	(258)		(285)
Expenses paid to recovery agencies	559		607
Total recoveries of loans previously charged off	Ps.	(1,077)	Ps.	(1,415)

	IFRS
	Nine months ended September 30,
	2015		2016
	(Millions of pesos)
Impairment Losses on Loans and Receivables
Commercial, financial and industrial	Ps.	4,531	Ps.	3,902
Mortgage	564		751
Installment loans to individuals	7,825		8,937
Revolving consumer credit card loans	4,659		4,968
Non-revolving consumer loans	3,166		3,969
Total impairment losses on loans and receivables(1)	Ps.	12,920	Ps.	13,590

(1)         The amount of impairment losses on financial assets—Loans and receivables reduced by loans recovered, net of legal expenses for an amount of Ps.1,077 million in the nine months ended September 30, 2015 and Ps.1,415 million in the nine months ended September 30, 2016, is recorded under Impairment losses on financial assets (net)—Loans and receivables in the consolidated income statement.

	IFRS
	Nine months ended September 30,
	2015		2016
	(Millions of pesos)
Charge-offs against Allowance for Impairment Losses(1)
Commercial, financial and industrial	Ps.	2,865	Ps.	4,474
Mortgage	516		1,165
Installment loans to individuals	7,121		8,160
Revolving consumer credit card loans	4,237		4,594
Non-revolving consumer loans	2,884		3,566
Total charge-offs against allowance for impairment losses	Ps.	10,502	Ps.	13,799

(1)         See Note 12 to our audited financial statements included in the 2015 Form 20-F for more details.

The tables below show a breakdown of the allowance for impairment losses by type of borrowers and the percentage of loans in each category as a share of total loans at the dates indicated.

	IFRS
	As of December 31,			As of September 30,
	2015		% of total allowance	2016		% of total allowance
	(Millions of pesos, except percentages)			(Millions of pesos, except percentages)
Allowance for Impairment Losses
Commercial, financial and industrial	Ps.	7,944	42.37%	Ps.	7,371	39.56%
Mortgage	2,558		13.64%	2,235		11.99%
Installment loans to individuals	8,247		43.99%	9,027		48.45%
Revolving consumer credit card loans	4,488		23.94%	4,862		26.09%
Non-revolving consumer loans	3,759		20.05%	4,165		22.36%
Total	Ps.	18,749	100.00%	Ps.	18,633	100.00%

Impaired Loans

The following tables show our impaired loans.

	IFRS
	As of December 31,		As of September 30,
	2015		2016
	(Millions of pesos, except percentages)		(Millions of pesos, except percentages)
Impaired Loans(1)
Non-performing loans	Ps.	19,742	Ps.	19,171
Non-performing loans as a percentage of total loans	3.56%		3.15%
Loan charge-offs as a percentage of average total loans	2.85%		2.42%

(1)         Non-performing loans include (i) all credits past due by more than (x) 30 days, in the case of single-payment loans, (y) 60 days, in the case of revolving loans (including consumer loans and credit card loans), and (z) 90 days, in the case of periodic-payment loans (including non-revolving consumer loans, mortgages and commercial loans), and (ii) other doubtful credits.  Other doubtful credits include (i) the sum of all transactions of a customer when the loan balances of such customer classified as impaired are more than 25% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Since December 2015, classification of non-performing loans remain the same, except for (i) revolving consumer credit cards loans when payment is not received in up to 90 days after it becomes due; and (ii) the sum of all transactions of a customer is when the loan balances of the same customer classified as impaired are more than 20% of the total outstanding amounts.

See Note 2.h to our audited financial statements included in the 2015 Form 20-F for more details on our change in accounting estimates regarding our refinements to impairment models.

See Note 2.g.i to our audited financial statements included in the 2015 Form 20-F for more details on the classification of impaired loans.

Movement of Impaired Loans

The following tables show the movement in our impaired loans.

	IFRS
	Nine months ended September 30,
	2015		2016
	(Millions of pesos)
Movement of impaired loans(1)
Beginning balance	Ps.	18,430	Ps.	19,742
Additions	21,650		23,206
Transfers to performing loans	(9,758)		(9,978)
Charge-off	(10,502)		(13,799)
Balance at period end	Ps.	19,820	Ps.	19,171

(1)         Non-performing loans include (i) all credits past due by more than (x) 30 days, in the case of single-payment loans, (y) 60 days, in the case of revolving loans (including consumer loans and credit card loans), and (z) 90 days, in the case of periodic-payment loans (including non-revolving consumer loans, mortgages and commercial loans), and (ii) other doubtful credits.  Other doubtful credits include (i) the sum of all transactions of a customer when the loan balances of such customer classified as impaired are more than 25% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Since December 2015, classification of non-performing loans remain the same, except for (i) revolving consumer credit cards loans when payment is not received in up to 90 days after it becomes due; and (ii) the sum of all transactions of a customer is when the loan balances of the same customer classified as impaired are more than 20% of the total outstanding amounts.

See Note 2.h to our audited financial statements included in the 2015 Form 20-F for more details on our change in accounting estimates regarding our refinements to impairment models.

See Note 2.g.i to our audited financial statements included in the 2015 Form 20-F for more details on the classification of impaired loans.

Impaired Asset Ratios

The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS
	As of December 31,		As of September 30,
	2015		2016
	(Millions of pesos, except percentages)
Impaired assets and ratios
Computable credit risk(1)	Ps.	594,900	Ps.	667,556
Non-performing loans(2)	19,742		19,171
Commercial, financial and industrial	9,673		8,676
Mortgage	6,514		6,678
Installment loans to individuals	3,555		3,817
Revolving consumer credit card loans	1,846		1,859
Non-revolving consumer loans	1,709		1,958
Allowance for impairment losses	18,749		18,633
Ratios
Non-performing loans to computable credit risk(1)	3.32%		2.87%
Coverage ratio(3)	94.97%		97.19%
Loan charge-off ratio(4)	2.42%		2.07%

(1)         Computable credit risk is the sum of the face amounts of loans (including non-performing loans), guarantees and documentary credits.  When guarantees or documentary credits are contracted, we book them as off-balance sheet accounts.

(2)         Non-performing loans include (i) all credits past due by more than (x) 30 days, in the case of single-payment loans, (y) 60 days, in the case of revolving loans (including consumer loans and credit card loans), and (z) 90 days, in the case of periodic-payment loans (including non-revolving consumer loans, mortgages and commercial loans), and (ii) other doubtful credits.  Other doubtful credits include (i) the sum of all transactions of a customer when the loan balances of such customer classified as impaired are more than 25% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Since December 2015, classification of non-performing loans remain the same, except for (i) revolving consumer credit cards loans when payment is not received in up to 90 days after it becomes due; and (ii) the sum of all transactions of a customer is when the loan balances of the same customer classified as impaired are more than 20% of the total outstanding amounts.

See Note 2.h to our audited financial statements included in the 2015 Form 20-F for more details on our change in accounting estimates regarding our refinements to impairment models.

See Note 2.g.i to our audited financial statements included in the 2015 Form 20-F for more details on the classification of impaired loans.

(3)         Allowance for impairment losses as a percentage of non-performing loans.

(4)         Loan charge-offs as percentage of computable credit risk.

Liabilities

Deposits

The principal components of our deposits are demand and time deposits.  Our retail customers are the principal source of our demand and time deposits.

	IFRS
	As of December 31,		As of September 30,
	2015		2016
	(Millions of pesos)		(Millions of pesos)
Deposits from Mexican Central Bank and credit institutions
Reciprocal accounts and overnight deposits	Ps.	10,837	Ps.	22,504
Repurchase agreements	145,484		45,658
Time deposits	18,950		26,715
Other accounts	24,537		35,468

	IFRS
	As of December 31,		As of September 30,
	2015		2016
	(Millions of pesos)		(Millions of pesos)
Accrued interest	25		143
Total deposits from Mexican Central Bank and credit institutions	Ps.	199,833	Ps.	130,488
Customer deposits
Current accounts	347,737		374,450
Savings accounts	1		—
Other deposits	24,652		24,190
Time deposits	121,385		121,369
Repurchase agreements	46,083		65,808
Accrued interest	155		437
Total customer deposits	Ps.	540,013	Ps.	586,254
Total deposits	Ps.	739,846	Ps.	716,742

Short-Term Borrowings

The following table shows our short-term borrowings including securities that we sold under repurchase agreements for the purposes of funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under reverse repurchase agreements.

	IFRS
	Nine months ended September 30,
	2015			2016
	Amount		Average rate	Amount		Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Repurchase agreements:
At September 30	Ps.	187,119	2.94%	Ps.	111,466	4.28%
Average during period	181,868		2.95%	203,283		3.81%
Maximum month-end balance	210,660		3.00%	249,866		4.28%
Short positions:
At September 30(1)	Ps.	39,159	2.97%	Ps.	69,745	4.70%
Average during period	51,159		3.03%	42,762		3.56%
Maximum month-end balance	95,081		3.16%	68,793		4.10%
Total short-term borrowings at period end	Ps.	226,278	2.96%	Ps.	181,211	4.49%

(1)         This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. See Note 9.a to our unaudited condensed consolidated financial statements.

ITEM 3.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Principal Factors Affecting Our Financial Condition and Results of Operations

All of our operations are located in Mexico.  Consequently, our results of operations and our financial condition are strongly affected by the general economic environment and political conditions existing in Mexico.

Economic Environment

In 2015, the Mexican economy grew at an annual gross domestic product, or GDP, growth rate of 2.5%, supported mainly by domestic demand.  At the same time, headline inflation posted a record low of 2.1%, mainly due to the effects of several measures related to the energy reform, while the peso depreciated 16.7% against the U.S. dollar during the year.  The sharp drop in global oil prices and the significant reduction of oil production in Mexico, together with the increase of interest rates in the United States and Mexico and global economic uncertainty increased and will continue to increase volatility in the foreign exchange market.

Mexican GDP has increased 2.5% in the first half of 2016, mainly based on increased domestic demand; industrial production only rose 0.65% during the same period, due to the low global oil price environment affecting the oil and gas industry and poor performance in the construction sector. The Mexican peso depreciated 14.6% as of September 30, 2016 compared to September 30, 2015 due to the low global oil price environment, uncertainty regarding the monetary policy in the United States and global political uncertainty arising from the presidential elections in the United States, the Republican Party maintaining control of both the House of Representatives and Senate of the United States in the congressional election and the referendum held in the United Kingdom on June 23, 2016 that favored the exit of the United Kingdom from the European Union, or “Brexit,” that have affected liquidity conditions and increased volatility in the international financial markets. Despite foreign exchange volatility, inflation has remained stable, with an annual rate of 2.97% for the twelve months ended September 30, 2016, despite a 3.92% increase in prices for tradable goods. In response, Banco de México increased its reference rate to 4.75% in September 2016, representing a 150 basis point increase for the first nine months of 2016, comprised of three separate 50 basis point increases in February, June and September, in order to stem inflationary pressures related to foreign exchange volatility. Furthermore, immediately following the United States elections in November 2016, foreign exchange volatility increased significantly, and Banco de México increased its reference rate by 50 basis points on November 17, 2016 and again on December 15, 2016 resulting in a reference rate of 5.75% in order to avoid further negative effects on the inflation rate. See “Item 6.  Recent Events—2016 U.S. Presidential Election.” Given the uncertainties prevailing in the global markets, particularly those related to the governmental policies of the new administration in the United States following the election, it is expected that volatility in the international financial markets will continue and Banco de México will continue to respond by increasing or decreasing reference rates in order to maintain price stability and control inflation in Mexico.

Effects of Changes in Interest Rates

Interest rates are sensitive to many factors beyond our control such as, among others, the then prevailing financial, economic and political conditions in Mexico and abroad, the monetary and fiscal policies of the Mexican Central Bank and the Mexican federal government, increased regulation of the financial sector and the level of competition among financial services providers.

During 2015, the United States economy started to rebound and, in December of 2015, the Federal Reserve Open Market Committee increased the reference rate 25 basis points. In response, the Mexican Central Bank increased the target rate in an equivalent amount, maintaining the reference rate in Mexico at 3.25%.  The absence of such adjustment in the reference rate could result in further depreciation of the Mexican currency, affecting both inflation expectations and inflation.  Throughout 2016, the Mexican Central Bank has continued to monitor both inflation expectations and inflation, and maintained a monetary policy responsive to that of the United States Federal Reserve. It also increased the reference rate due to exchange rate pressures as described above.

Our balance sheet is currently positioned such that increases in interest rates would result in increases in the net interest margin (“NIM”).  This effect is reflected in the current levels of NIM consumption, which show that a 100 basis point shift in the interest rate curve would result in an increase in the NIM, and a 100 basis point decrease in the interest rate curve would result in a decrease in the NIM.  For more information, see “Item 11.  Quantitative and Qualitative Disclosures About Market Risk—Market Risk—Stress Tests—Assets and Liabilities Management (Banking Books)” in the 2015 Form 20-F.

Critical Accounting Policies

For more information, please see “Item 5.  Operating and Financial Review and Prospects—Critical Accounting Policies” in the 2015 Form 20-F.

Application of New and Revised IFRS

In 2016, we applied a number of new and revised IFRS standards issued by the IASB that are mandatory for an accounting period beginning on or after January 1, 2016.  These revised standards have had no material impact on the disclosures or on the amounts recognized in our unaudited condensed consolidated financial statements.  See Note 1.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K.

A.                                    Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements as of September30, 2015 and 2016 and for the nine month periods ended September 30, 2015 and 2016, and the notes thereto, included elsewhere in this report on Form 6-K, our audited financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015, and the notes thereto, included in the 2015 Form 20-F, as well as the information presented under “Presentation of Financial and Other Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Special Note Regarding Forward-Looking Statements” and “Item 3.  Key Information—D. Risk Factors” in the 2015 Form 20-F.

Results of Operations for the Nine Months Ended September 30, 2016 Compared to the Nine Months Ended September 30, 2015

The following table presents our consolidated results of operations for the nine-months ended September 30, 2016 as compared to the nine months ended September 30, 2015.

	Nine months ended September 30,				Variation
	2015		2016		2016/2015
	(Millions of pesos)				(% Change)
Interest income and similar income	Ps.	46,719	Ps.	55,924	19.70%
Interest expenses and similar charges	(15,325)		(19,836)		29.44%
Net Interest Income	Ps.	31,394	Ps.	36,088	14.95%
Income from equity instruments	110		110		0.00%
Fee and commission income (net)	10,515		10,704		1.80%
Gains/(losses) on financial assets and liabilities (net)	1,914		2,612		36.47%
Exchange differences (net)	1		1		0.00%
Other operating income	411		406		(1.22)%
Other operating expenses	(2,255)		(2,411)		6.92%
Total Income	Ps.	42,090	Ps.	47,510	12.88%
Administrative expenses	(15,845)		(16,909)		6.72%
Personnel expenses	(8,301)		(8,694)		4.73%
Other general administrative expenses	(7,544)		(8,215)		8.89%
Depreciation and amortization	(1,435)		(1,577)		9.90%
Impairment losses on financial assets (net)	(11,843)		(12,175)		2.80%
Loans and receivables	(11,843)		(12,175)		2.80%
Impairment losses on other assets (net):	(11)		—		(100.00)%
Other intangible assets	—		—		0.00%
Non-current assets held for sale	(11)		—		(100.00)%
Provisions (net)(1)	(225)		(632)		180.89%
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	5		16		220.00%
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations	68		236		247.06%
Operating Profit Before Tax	Ps.	12,804	Ps.	16,469	28.62%
Income tax	(3,005)		(3,488)		16.07%
Profit from Continuing Operations	Ps.	9,799	Ps.	12,981	32.47%
Profit from Discontinued Operations (net)	—		—		0.00%
Profit for the Year	Ps.	9,799	Ps.	12,981	32.47%
Profit attributable to the Parent	9,798		12,980		32.48%
Profit attributable to non-controlling interests	1		1		0.00%

(1)         Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters. See Note 2.h to our audited financial statements included in the 2015 Form 20-F for more details on our change in accounting estimates regarding our refinements to impairment models.

Summary

Profit for the nine months ended September 30, 2016 was Ps.12,981 million, a 32.5% or Ps.3,182 million increase, from Ps.9,799 million for the nine months ended September 30, 2015.  This increase is mainly due to:

•                  a Ps.4,694 million, or 15.0%, increase in net interest income due primarily to loan growth and, to a lesser extent, growth in our investment securities portfolio;

•                  a Ps.698 million, or 36.5%, increase in gains on financial assets and liabilities (net), due primarily to an increase in gains from exchange rate products, driven by gains on exchange rate derivatives.

•                  a Ps.189 million, or 1.8%, increase in income from fees and commissions (net) to Ps.10,704 million, due primarily to: (i) an increase in fees from investment funds management, (ii) an increase in collections and payments, (iii) foreign exchange gain, (iv) an increase in fees from the sale of insurance products and (v) a gain with respect to capital markets and securities, which more than offset decreases in credit and debit card fees and financial advisory service fees.

These positive results were partially offset by:

•                  a Ps.1,064 million, or 6.7%, increase in administrative expenses, due primarily to increases in wages and salaries, as well as increases in advertising and communication expenses, administrative services and rental expenses;

•                  a Ps.483 million, or 16.1%, increase in income tax that resulted in a 21.2% effective tax rate, as compared to a 23.5% effective tax rate in the nine months ended September 30, 2015;

•                  a Ps.407 million, or 180.9%, increase in provisions (net) primarily due to increased provisions for legal and tax contingencies and higher requirements of provisions for off-balance sheet risk, accompanying growth in credit card lines available;

•                  a Ps.332 million, or 2.8%, increase in impairment losses on loans and receivables (net), principally as a result of business volume growth across all segments, mainly in our commercial, financial and industrial portfolio, revolving consumer credit card loan portfolio and non-revolving consumer loan portfolio; and;

•                  a Ps.161 million, or 8.7%, increase in other operating expenses (net), primarily due to higher contributions to the Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario, or “IPAB”), resulting from an increase in customer deposits;

Net Interest Income

Our interest income and similar income consists mainly of interest from lending activities to customers and credit institutions and generated Ps.44,678 million, or 79.9%, of our total interest and similar income for the nine months ended September 30, 2016, with the remaining interest income of Ps.11,246 million consisting of interest from investments in debt instruments, cash and balances with the Mexican Central Bank, income from hedging operations and other interest income.

Our interest expenses and similar charges consist mainly of interest paid on customer deposits.  For the nine months ended September 30, 2016, interest expense on customer deposits was Ps.9,840 million, representing 49.6% of our total interest expenses and similar charges for that period.  This amount is comprised of interest expense on time deposits of Ps.3,905 million, demand accounts of Ps.3,446 million and repurchase agreements of Ps.2,489 million, representing 19.7%, 17.4% and 12.5% of our total interest expenses and similar charges for the period, respectively.  In addition, interest expense on deposits from the Mexican Central Bank and credit institutions (which includes repurchase agreements with financial institutions) was Ps.4,852 million, representing 24.5% of our total interest expense for the period, while interest expense on marketable debt securities and other financial liabilities was Ps.1,840 million, representing 9.3% of our total interest expense for the period. Interest expenses and similar charges increased by Ps.4,511 million, or 29.4%, for the nine months ended September 30, 2016 compared to the corresponding period in 2015.

Our net interest income for the nine months ended September 30, 2016 was Ps.36,088 million, a Ps.4,694 million, or 15.0%, increase from Ps.31,394 million in the corresponding period in 2015.  This increase was mainly due to an increase in average total interest-earning assets, caused principally by growth in our lending activities, partly offset by an increase in our interest expense, mainly due to higher interest paid on customer deposits and deposits from the Mexican Central Bank, which include repurchase agreements for government bonds with financial institutions.

The following table sets forth the components of our interest income and similar income and interest expenses and similar charges for the nine months ended September 30, 2015 and 2016.

	Nine months ended September 30,				Variation
	2015		2016		Amount		(% Change)
	(Millions of pesos)				(Millions of pesos)
Interest income and similar income
Cash and balances with the Mexican Central Bank	Ps.	822	Ps.	988	Ps.	166	20.19%
Loans and advances to credit institutions	1,559		1,658		99		6.35%
Loans and advances to customers—excluding credit cards	29,290		34,535		5,245		17.91%
Loans and advances to customers—credit cards	7,656		8,485		829		10.83%
Debt instruments	7,213		9,763		2,550		35.35%
Income from hedging operations	144		430		286		198.61%
Other interest income	35		65		30		85.71%
Total	Ps.	46,719	Ps.	55,924	Ps.	9,205	19.70%

Interest expense and similar charges
Deposits from the Mexican Central Bank and credit institutions	Ps.	(3,994)	Ps.	(4,852)	Ps.	(858)	21.48%
Customer deposits—Demand accounts	(2,353)		(3,446)		(1,093)		46.45%
Customer deposits—Time deposits	(2,957)		(3,905)		(948)		32.06%
Customer deposits—Repurchase agreements	(1,379)		(2,489)		(1,110)		80.49%
Subordinated debentures	(929)		(1,082)		(153)		16.47%
Marketable debt securities and other financial liabilities	(1,406)		(1,840)		(434)		30.87%
Other liabilities	(1,767)		(1,833)		(66)		3.74%
Expenses from hedging operations	(376)		(152)		224		(59.57)%
Other interest expenses	(164)		(237)		(73)		44.51%
Total	Ps.	(15,325)	Ps.	(19,836)	Ps.	(4,511)	29.44%
Net interest income	Ps.	31,394	Ps.	36,088	Ps.	4,694	14.95%

The following table sets forth the components of our average loans and advances to customers for the nine months ended September 30, 2015 and 2016.

	Nine months ended September 30,				Variation
	2015		2016		Amount		(% Change)
	(Millions of pesos)				(Millions of pesos)
Average loans and advances to customers
Commercial, financial and industrial	Ps.	303,178	Ps.	352,639	Ps.	49,461	16.31%
Mortgage	111,182		122,939		11,757		10.57%
Installment loans to individuals	81,142		93,980		12,838		15.82%
Revolving consumer credit card loans	42,818		48,384		5,566		13.00%
Non-revolving consumer loans	38,324		45,596		7,272		18.98%
Total	Ps.	495,502	Ps.	569,558	Ps.	74,056	14.95%

Average total interest-earning assets were Ps.980,382 million in the nine months ended September 30, 2016, a 14.4%, or Ps.123,286 million, increase from Ps. 857,096 million in the nine months ended September 30, 2015.  This increase was due to (i) an increase in the average volume of loans and advances to customers excluding credit cards of Ps.68,490 million, or 15.1%, from Ps.452,684 million in the nine months ended September 30, 2015 to Ps.521,174 million in the nine months ended September 30, 2016, (ii) an increase in the average balance of debt instruments of Ps.44,891 million, or 17.8%, from Ps.252,786 million in the nine months ended September 30, 2015 to Ps.297,677 million in the nine months ended September 30, 2016, (iii) an increase in the average volume of loans and advances to credit institutions of Ps.7,712 million, or 10.6%, from Ps.72,936 million in the nine months ended September 30, 2015 to Ps.80,648 million in the nine months ended September 30, 2016, and (iv) an increase in the average balance of revolving consumer credit card loans of Ps.5,566 million, or 13.0%, from Ps.42,818 million in the nine months ended September 30, 2015 to Ps.48,384 million in the nine months ended September 30, 2016.  These increases were partly offset by a Ps.3,373 million, or 9.4%, decrease in the average volume of cash and balances with the Mexican Central Bank.

Interest income and similar income from interest-earning assets increased by Ps.9,205 million, or 19.7%, from Ps.46,719 million for the nine months ended September 30, 2015 to Ps.55,924 million for the nine months ended September 30, 2016, due primarily to an increase in interest income on loans and advances to customers excluding credit cards and interest income from our debt instruments portfolio, as well as increased interest income on revolving consumer credit card loans. The increase in interest income on loans and advances to customers, excluding credit cards, was primarily due to the Ps.68,490 million increase in average volumes in our customer loan portfolio, excluding credit cards, in the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015, which was comprised of: (i) a Ps.49,461 million increase in average commercial, financial and industrial loans, (ii) a Ps.11,757 million increase in the average volume of our mortgage loan portfolio and (iii) an increase of Ps.7,272 million in the average volume of our non-revolving consumer loan portfolio.  Additionally, the increase in the interest income on our revolving consumer credit card portfolio was mainly due to a Ps.5,566 million increase in the average volume of the credit card loan portfolio.  The increase in the average volume of our mortgage loan portfolio was mainly due to organic growth, keeping pace with the market as a result of our streamlined approval processes.

During the nine months ended September 30, 2016, in response to increased competition that began in 2014, we continued our strategy to originate lending mainly through relatively low-interest rate products, such as “Hipoteca Santander Premier” with an interest rate of 9.60%, targeting high income individuals with good credit scores, a minimum property value of Ps.1.2 million and a maximum loan-to-value ratio of 70%, and “Hipoteca Inteligente” with a variable interest rate, which is part of a multiuse product offering package for property acquisitions, construction, the completion of construction projects, mortgage substitutions, land purchases and liquidity. With respect to the commercial segments, we have heightened our focus on return on risk-weighted assets and have continued targeting our efforts towards middle-market corporations and SMEs, a strategy which has contributed to the organic increase of our market share in these key business lines. As to our non-revolving consumer loan portfolio, both payroll and personal loans increased mainly due to a strategic sales effort focused on these two products. Finally, the increase in our revolving consumer credit card loan portfolio was mainly due to (i) increased commercial activity and to effective promotions and reward programs launched during the nine months ended September 30, 2016 to incentivize credit card use and attract new clients outside our existing customer pool, targeting the mid and high-income segments while maintaining origination standards, and (ii) the successful performance of the Santander-Aeromexico co-branded credit card launched in February 2016.

Average interest rates on interest-earning assets increased by 34 basis points, from 7.27% as of September 30, 2015 to 7.61% as of September 30, 2016, mainly due to (i) a 21 basis points increase in the average interest rate on loans and advances to customers, excluding credit cards, from 8.63% in September 2015 to 8.84% in September 2016, mainly due to increases to the reference rate enacted by the Mexican Central Bank during the nine months ended September 30, 2016, (ii) a 57 basis point increase in the average interest rate on debt instruments, from 3.80% in September 2015 to 4.37% in September 2016 and (iii) a 99 basis point increase in the average interest rate on cash balances with the Mexican Central Bank, from 3.06% to 4.05%. The 21 basis point increase on the average interest rate on loans and advances to customers, excluding credit cards, was mainly due to a 38 basis point increase from 6.08% in September 2015 to 6.46% in September 2016 on the average interest rate on commercial, financial and industrial loans increased, which was partly offset by: (i) a 3 basis point decrease on the average interest rate earned on our mortgage loan portfolio from 9.86% in September 2015 to 9.83% in September 2016, as we continued to originate new loans through lower interest rate products (i.e., Premier 9.60%), in response to a more competitive mortgage market. Amortizations of old vintages originated with relatively higher rate products and their substitution for new originations at current lower rates also contributed to such decrease and (ii) a 75 basis point decrease on consumer loans, excluding credit cards, from 25.25% in September 2015 to 24.50% in September 2016. These increases were partly offset by: (i) a 11 basis point decrease in the average interest rate on loans and advances to credit institutions, and (ii) a 46 basis point decrease in the average interest rate on credit card loans from 23.84% in September 2015 to 23.38% in September 2016 as a consequence of change in mix in the composition of our credit card portfolio, as we are seeing more customers who pay their outstanding balances in full therefore not contributing to interest income. Additionally, the average Global Corporate Banking segment loans yield increased by 74 basis points in the nine months ended September 30, 2016. The average interest rate earned from loans to middle-market corporations increased by 18 basis points, from 6.45% in September 2015 to 6.63% in September 2016.  The average interest rate earned from loans to SMEs increased by 62 basis points, from 11.33% in September 2015 to 11.95% in September 2016. The average interest rate earned from loans to institutions increased by 55 basis points, from 4.84% in September 2015 to 5.39% in September 2016.

Average volume of commercial, financial and industrial loans increased by Ps.49,461 million, from Ps.303,178 million in September 2015 to Ps.352,639 million in September 2016.  This increase was mainly due to an increase of (i) Ps.16,817 million in the average volume of loans to middle-market corporations, (ii) Ps.16,318 million, in the average volume of loans to Global Corporate Banking clients, (iii) Ps.11,841 million increase in the average volume of loans to Mexican governmental institutions, and (iv) Ps.5,455 million in the average volume of loans to SMEs. The increase in SME average loan volumes was primarily due to increased commercial activity, a more streamlined approval processes and tailored product offerings distributed through specialized branches run by specialized executives, as well as effective commercial initiatives targeted to the SME2 segment, which includes mid-to high SMEs. The increase in the average volume of loans to middle-market corporations was due to a focus on the agricultural and international businesses and the development products specially tailored for the subsectors of each business, taking into account their production cycles.  With regard to the agricultural business, we maintained strategic alliances with major brands in the segment that have led to an increase in loan origination and new customers.  With regard to international business, we have continued to experience positive trends due to an increase in advising companies in their foreign trade transactions and foreign direct investments.  This growth is also due to strategic agreements with Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, and international financial institutions, as well as from the launching of platforms that use the Bank’s global presence to serve our customers, such as “Santander Trade,” “Club Santander” and a personalized service model, called “Passport,” that serves our customers worldwide wherever the Santander Group has a presence. Additionally, the increase in average Global Corporate Banking segment loans, together with an increase in the average loan yield of 74 basis points discussed in the preceding paragraph, resulted mainly from higher activity from clients who temporarily stopped issuing debt in the markets due to interest rate uncertainty and market volatility combined with increases to reference rate and strong focus on returns on risk-weighted assets, despite strong competition in pricing. Additionally, the increase in the average volume of loans to Mexican governmental institutions was mainly due to loans to the federal government and certain states and financial entities.

Interest income earned from debt instruments increased by Ps.2,550 million, or 35.4%, from Ps.7,213 million in September 2015 to Ps.9,763 million in September 2016, reflecting an increase of Ps.44,891 million in the average balance of the portfolio, from Ps.252,786 million in September 2015 to Ps.297,677 million in September 2016.  The increase in interest income from debt instruments was mainly explained by the combined effect of: (i) a Ps.49,246 million increase in the average balance of debt instruments administered by our Corporate Activities segment, from Ps.74,523 million in September 2015 to Ps.123,769 million in September 2016 together with a 95 basis points decrease from 4.20% in September 2015 to 3.25% in September 2016 in the average interest rate earned, mainly due to the replacement of maturing debt instruments with lower interest rate instruments and (ii) a Ps.4,354 million decrease in the average volume of debt instruments administered by our Global Corporate Banking segment which was partly offset by a 31 basis point increase in the average interest rate earned on these instruments.

Average total interest-bearing liabilities as of September 30, 2016 were Ps.882,998 million, a 12.1% or Ps.95,136 million increase from Ps.787,862 million in September 2015. Interest expenses and similar charges increased by Ps.4,511 million, or 29.4%, from Ps.15,325 million in September 2015 to Ps.19,836 million in September 2016.  The principal causes of this increase were: (i) an increase of Ps.1,110 million in interest expense on repurchase agreements due to an increase in the average balance of Ps.22,003 million, from Ps.63,665 million in September 2015 to Ps.85,668 million in September 2016, together with an increase in the average interest rate by 98 basis points, from 2.89% in September 2015 to 3.87% in September 2016; (ii) an increase of Ps.1,093 million in interest expense on demand deposits, due primarily to an increase of Ps.67,725 million in the average balance of demand deposits, from Ps.245,285 million in September 2015 to Ps.313,010 million in September 2016, and an increase in the average interest rate of 19 basis points, from 1.28% in September 2015 to 1.47% in September 2016; (iii) an increase of Ps.948 million in interest expense on time deposits, due mainly to an increase in the average balance of Ps.8,023 million from Ps.155,393 million in September 2015 to Ps.163,416 million in September 2016, together with an increase in the average interest rate by 65 basis points, from 2.54% in September 2015 to 3.19% in September 2016; (iv) an increase of Ps.858 million in interest expense on deposits from the Mexican Central Bank and credit institutions, due primarily to an increase in the average balance of Ps.3,810 million, from Ps.174,371 million in September 2015 to Ps.178,181 million in September 2016, and an increase in the average interest rate by 58 basis points, from 3.05% in September 2015 to 3.63% in September 2016; (v) an increase of Ps.434 million in interest expense on marketable debt securities and other financial liabilities due primarily to an increase in the average balance by Ps.6,291 million, from Ps.50,240 million in September 2015 to Ps.56,531 million in September 2016, together with an increase in the average interest rate of 61 basis points, from 3.73% in September 2015 to 4.34% in September 2016; (vi) an increase of Ps.153 million in interest expense on subordinated debentures, from Ps.929 million in September 2015 to Ps.1,082 million in September 2016, due to an increase of Ps.3,539 million in the average balance of subordinated debentures. These increases were partially offset by a decrease of Ps.224 million in interest expense on hedging operations mainly due to the 14.6% depreciation of the peso against the U.S. dollar, which offset the increases in interests paid on subordinated debt and foreign marketable debt securities, as these instruments are used to hedge the foreign exchange exposure of our senior and subordinated debt.

The combined effect of an increase of 34 basis points in the average yield on our interest-earning assets and an increase of 41 basis points in the cost of our interest-bearing liabilities resulted in a decrease in the net interest spread of 7 basis points.  Net interest income increased by Ps.4,694 million, due mainly to the increase in the average volume of interest-earning assets of Ps.123,286 million with an average interest rate of 7.61%, while interest-bearing liabilities only increased by Ps.95,136 million with an average cost of 3.00%.  The average cost of interest-bearing liabilities increased from 2.59% to 3.00%, mainly as a result of increases in reference rates by the Mexican Central Bank during the nine months ended September 30, 2016, which resulted in higher interest paid on customer deposits and repurchase agreements, partially offset by a gradual shift in the deposit base mix towards demand deposits. The interest rate paid on time deposits, which accounted for 19.7% of interest expense and similar charges, increased from 2.54% in September 2015 to 3.19% in September 2016, while the interest rate paid on demand deposits, which accounted for 17.4% of interest expense and similar charges, increased from 1.28% in September 2015 to 1.47% in September 2016. Additionally, the interest rate paid on customer deposits repurchase agreements, which accounted for 12.5% of interest expense and similar charges, increased from 2.89% in September 2015 to 3.87% in September 2016.

Net Fee and Commission Income

Our net fee and commission income consists mainly of commissions charged to customers for credit and debit cards purchases, sales of insurance products, investment fund management fees, fees from collection and payment services and fees from financial advisory services.

Net fee and commission income for the nine months ended September 30, 2016 was Ps.10,704 million, a 1.8% or Ps.189 million increase from Ps.10,515 million for the nine months ended September 30, 2015.  The following table presents a breakdown, by product, of our fee and commission income and expense for the nine months ended September 30, 2015 and September 30, 2016.

	Nine months ended September 30,				Variation
	2015		2016		Amount		(% Change)
	(Millions of pesos)				(Millions of pesos, except percentages)
Fee and commission income
Service charges on deposits accounts	Ps.	677	Ps.	694	Ps.	17	2.51%
Credit and debit cards	3,438		3,910		472		13.73%
Insurance	3,101		3,242		141		4.55%
Collection and payment services	1,585		1,755		170		10.73%
Investment funds management	1,031		1,231		200		19.40%
Foreign currency transactions	632		776		144		22.78%
Checks and others	191		185		(6)		(3.14)%
Capital markets and securities activities	214		315		101		47.20%
Administration and custody	362		403		41		11.33%
Financial advisory services	1,215		879		(336)		(27.65)%
Other fees and commissions	891		796		(95)		(10.66)%
Total	Ps.	13,337	Ps.	14,186	Ps.	849	6.37%

Fee and commission expense
Credit and debit cards	Ps.	(1,458)	Ps.	(1,985)	Ps.	(527)	36.15%
Fund management	(41)		(26)		15		(36.59)%
Checks and others	(17)		(17)		—		0.00%
Capital markets and securities activities	(100)		(138)		(38)		38.00%
Collections and transactional services	(99)		(120)		(21)		21.21%
Other fees and commissions	(1,074)		(1,195)		(121)		11.27%
Financial advisory services	(33)		(1)		32		(96.97)%
Total	Ps.	(2,822)	Ps.	(3,482)	Ps.	(660)	23.39%
Net fee and commission income	Ps.	10,515	Ps.	10,704	Ps.	189	1.80%

Fee and commission income was Ps.14,186 million for the nine months ended September 30, 2016, a 6.4%, or Ps.849 million increase from Ps.13,337 million for the same period in 2015, mainly due to: (i) an increase in fees and commissions earned from credit and debit cards of Ps.472 million, or 13.7%, (ii) an increase in fees and commissions earned from fund management services of Ps.200 million, or 19.4%, (iii) an increase in fees and commissions earned from collection and payment services of Ps.170 million, or 10.7%, (iv) an increase in fees and commissions earned from the sale of insurance products of Ps.141 million, or 4.6%, (iv) an increase in fees and commissions earned from foreign exchange transactions of Ps.144 million, or 22.8%, and (v) an increase in capital markets and securities activities of Ps.101 million, or 47.2%.  These increases were partially offset by a decrease of Ps.336 million, or 27.7%, in fees and commissions earned from financial advisory, due to challenging market conditions that slowed the pace of execution of these transactions.  The increase in fees and commissions earned from credit and debit cards was mainly due to increased commercial activity that resulted in an increase of 573,389, or 4.1%, in the total number of credit and debit cards outstanding as of September 30, 2016, as well as higher credit card usage. The increase in fees and commissions earned from collection and payment services, foreign exchange and service charges on deposit accounts was primarily due to our continued focus on being an integral part of our client’s liquidity management efforts, which led to increased transactional activity.  Additionally, the increase in fees and commissions earned from the sale of insurance products was mainly due to (i) a 9.6% increase in insurance distribution premiums, reflecting improved performance of our online platform for car insurance, which was partially offset by low SME demand and lower individual credit-related insurance and (ii) the strengthening of our product offerings across our product segments, focusing on improving the productivity of, and incentivizing, our sales force.

Fee and commission expense was Ps.3,482 million for the nine months ended September 30, 2016, a 23.4%, or Ps.660 million increase from Ps.2,822 million for the nine months ended September 30, 2015, mainly due to an increase in fees and commissions paid on credit and debit cards of Ps.527 million, or 36.2%, compared with 2015.  The increase in fees and commissions paid on credit and debit cards mainly resulted from higher costs related to selling credit cards outside our existing customer pool, including telemarketing, as well as the higher expenses incurred in connection with reward programs, both in connection with the successful performance of the Santander-Aeromexico co-branded credit card launched in February 2016. Credit and debit card fees were also affected by depreciation of the peso against the U.S. dollar.

Net fees and commissions generated from credit and debit cards decreased by Ps.55 million, or 2.8%, from Ps.1,980 million for the nine months ended September 30, 2015 to Ps.1,925 million for the nine months ended September 30, 2016. The decrease in net fees and commissions in 2015 was due to the combined effect of an increase in the volume and number of credit and debit cards together with an increase in credit card issuance and reward program costs.

Gains / (Losses) on Financial Assets and Liabilities (Net)

Our gains/(losses) on financial assets and liabilities consist mainly of gains and losses on financial instruments, and in particular derivatives.  The following table shows a breakdown of our net gains/(losses) on financial assets and liabilities for the nine months ended September 30, 2015 and September 30, 2016.

	Nine months ended September 30,				Variation
	2015		2016		Amount		(% Change)
	(Millions of pesos)				(Millions of pesos, except percentages)
Interest rate products	Ps.	1,490	Ps.	(291)	Ps.	(1,781)	(119.53)%
Debt instruments	1,038		1,057		19		1.83%
Interest rate derivatives	452		(1,348)		(1,800)		(398.23)%
Equity securities	(638)		(53)		585		(91.69)%
Equity positions	495		216		(279)		(56.36)%
Equity derivatives	(1,133)		(269)		864		(76.26)%
Exchange rate products	1,095		3,021		1,926		175.89%
Foreign exchange positions	98		782		684		697.96%
Foreign exchange derivatives	997		2,239		1,242		124.57%
Other(1)	(33)		(65)		(32)		96.97%
Total	Ps.	1,914	Ps.	2,612	Ps.	698	36.47%

(1)         Corresponds to commissions paid to brokers.

Gains on financial assets and liabilities (net) for the nine months ended September 30, 2016 were Ps.2,612 million, an increase of Ps.698 million from a gain of Ps.1,914 million for the same period in 2015, mainly due to the activities of our Global Corporate Banking segment, where gains increased by Ps.982 million, or 133.4% in September 2016 compared to September 2015.

Mexico’s economy has increased 2.4% in the first half of 2016, mainly based on a dynamic domestic demand, while industrial production barely rose 0.65% during the same period, affected by weakness in the oil industry and construction.

Additionally, the Mexican Central Bank has increased the interest rate benchmark in 150 basis points since December 2015, reaching 4.75% in September 2016, in order to contain inflationary pressures related to foreign exchange volatility.

Country risk, in turn, which had increased to 232 basis points in December 2015, decreased to 221 basis points in September 2016.

As of September 30, 2016, the peso had depreciated 14.6% against the U.S. dollar since September 30, 2015.  As of September 30, 2015, the exchange rate for U.S. dollars was Ps.16.9053 per U.S. dollar as compared to the exchange rate for U.S. dollars of Ps.19.3776 per U.S. dollar as of September 30, 2016, due to the global low oil price environment, uncertainty regarding the monetary policy in the U.S. and most recently by global political factors that have affected liquidity conditions in international financial markets.

In this context, the increase in gains on financial assets and liabilities (net) was mainly due to the following:

(i) An increase in gains on exchange rate products of Ps.1,926 million, from a gain of Ps.1,095 million in September 2015 to a gain of Ps.3,021 million in September 2016.  Results from foreign exchange derivatives increased by Ps.1,242 million, from a gain of Ps.997 million in September 2015 to a gain of Ps.2,239 million in September 2016 mainly due to higher gains in foreign exchange forwards and futures.  Gains in foreign exchange positions increased by Ps.684 million, from a gain of Ps.98 million in September 2015 to a gain of Ps.782 million in September 2016; partially offset by

(ii) A loss in equity securities of Ps.53 million in September 2016, compared with a loss of Ps.638 million in September 2015, which led to an increase of Ps.585 million. The Ps.53 million loss in equity securities was mainly explained by a loss of Ps.269 million on equity derivatives for the nine months ended September 30, 2016, against a loss of Ps.1,133 million in September 2015. The loss in equity derivatives was mainly related to index options; and

(iii) A decrease in gains on interest rate products of Ps.1,781 million, from a gain of Ps.1,490 million in September 2015 to a loss of Ps.291 million in September 2016. Gains from debt instruments increased by Ps.19 million, from a gain of Ps.1,038 million in September 2015 to a gain of Ps.1,057 million in September 2016.  Gains in interest rate derivatives, in turn, decreased by Ps.1,800 million, from a gain of Ps.452 million in September 2015 to a loss of Ps.1,348 million in September 2016. These decreases were mainly due to lower yields on our debt instrument positions, which were primarily caused by the 150 basis point increase in interest rates by the Mexican Central Bank during the nine months ended September 30, 2016.

Exchange Differences (Net)

Our expense from exchange differences arises from the effect that fluctuations in the value of the peso against other currencies have on our net foreign currency positions, which are mainly in U.S. dollars.  Exchange differences (net) remained unchanged for the nine months ended September 30, 2016 compared to the Ps.1 million gain for the nine months ended September 30, 2015.

Other Operating Expense (Net)

Other operating expense (net) increased by Ps.161 million, or 8.7%, from an expense of Ps.1,844 million in the nine months ended September 30, 2015 to an expense of Ps.2,005 million in the nine months ended September 30, 2016, mainly due to contributions to IPAB.

Other operating income decreased by Ps.5 million, or 1.2%, from Ps.411 million in the nine months ended September 30, 2015 to Ps.406 million in the nine months ended September 30, 2016.

Other operating expenses increased by Ps.156 million, or 6.9%, from Ps.2,255 million in the nine months ended September 30, 2015 to Ps.2,411 million in the nine months ended September 30, 2016, mainly due to the increase of Ps.270 million, or 16.4%, in the IPAB contributions, from Ps.1,648 million to Ps.1,918 million, due to the general increase in our funding sources.

Administrative Expenses

Our administrative expenses consist of personnel and other general expenses.  Our personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives.  Our other general expenses mainly consist of: expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes other than income tax, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Administrative expenses increased by Ps.1,064 million, or 6.7%, from Ps.15,845 million in the nine months ended September 30, 2015 to Ps.16,909 million in the nine months ended September 30, 2016, primarily due to increased expenses for personnel, advertising and communication, administrative services and rents.

The following table sets forth administrative expenses for the nine months ended September 30, 2015 and 2016, by type.

	Nine months ended September 30,				Variation
	2015		2016		Amount		(% Change)
	(Millions of pesos)				(Millions of pesos, except percentages)
Personnel expenses	Ps.	8,301	Ps.	8,694	Ps.	393	4.73%
Other general expenses	7,544		8,215		671		8.89%
Administrative services	352		561		209		59.38%
Taxes other than income tax	988		1,014		26		2.63%
Surveillance and cash courier services	465		512		47		10.11%
Advertising and communication	434		807		373		85.94%
Maintenance, conservation and repair	767		763		(4)		(0.52)%
Rents	1,267		1,393		126		9.94%
Technology and systems	1,895		1,855		(40)		(2.11)%
Stationery and supplies	155		129		(26)		(16.77)%
Insurance premiums	32		38		6		18.75%
Credit cards	216		209		(7)		(3.24)%
Travel costs	218		157		(61)		(27.98)%
Operating costs	320		345		25		7.81%
Other	Ps.	435	Ps.	432	Ps.	(3)	(0.69)%
Total administrative expenses	Ps.	15,845	Ps.	16,909	Ps.	1,064	6.72%

Our personnel expenses increased by Ps.393 million, or 4.7%, from Ps.8,301 million for the nine months ended September 30, 2015 to Ps.8,694 million for the nine months ended September 30, 2016, primarily as a result of a 3.0% period-over-period average headcount increase, together with an overall increase of 10.4% in bonuses and 6.3% in salaries, which was partially offset by a 2.9% decrease in other personnel expenses.  Other personnel expenses include personnel benefits such as medical expenses, social security and pension plans.  Personnel expenses also reflect the cost in connection with the rightsizing implemented during the second quarter of 2016 to strengthen the organization, including our management committee, to become a more agile client-centric bank. The average headcount in retail banking increased period-over-period by 3.0%. The increase in average headcount was mainly in our Retail Banking segment and is related to the hiring of additional employees to accompany business growth as well as additional personnel in connection with regulatory changes related to risk data aggregation (RDA), technological platform for risk management.

The increase in personnel expenses principally resulted from an increase of Ps.311 million, or 4.3%, in retail banking, from Ps.7,208 million in September 2015 to Ps.7,519 million in September 2016, and an increase of Ps.74 million, or 7.5%, in wholesale banking, from Ps.985 million to Ps.1,059 million.  The increase in retail banking was due to (i) an increase of Ps.171 million in bonuses, from Ps.1,699 million in September 2015 to Ps.1,870 million in September 2016, an increase of Ps.259 million, or 6.9%, (ii) an increase in salaries, from Ps.3,743 million in September 2015 to Ps.4,002 million for the same period in 2016 and (iii) a decrease of Ps.119 million in other personnel expenses, from Ps.1,766 million in September 2015 to Ps.1,647 million in September 2016.  Additionally, personnel expenses in wholesale banking, increased due to an increase of Ps.42 million in other personnel expenses and increases of Ps.11 million and Ps.21 million in salaries and bonuses paid, respectively.

Other general expenses increased by Ps.671 million, or 8.9%, from Ps.7,544 million in September 2015 to Ps.8,215 million in September 2016, mainly due to: (i) an increase of Ps.373 million, or 85.9%, in expenses related to advertising and communication, mainly reflecting higher expenses to market the Santander Plus loyalty program, the Santander-Aeromexico co-branded credit card and our brand at the Formula One’s Mexican Grand Prix; (ii) an increase of Ps.209 million, or 59.4%, in administrative expenses, principally due to increased professional fees, mainly related to information technology consulting fees in connection with our ongoing technological upgrade; and (iii) an increase of Ps.126 million, or 9.9%, in rent for leased property.

Impairment Losses on Financial Assets (Net)

Our impairment losses on loans and receivables increased by Ps.332 million, or 2.8%, from Ps.11,843 million in September 2015 to Ps.12,175 million in September 2016, mainly due to increases in impairment losses of (i) Ps.776 million in our non-revolving consumer loan portfolio, (ii) Ps.295 million in our revolving consumer credit card loan portfolio, and (iii) Ps.5 million in our mortgage portfolio. These increases were partially offset by a Ps.792 million decrease in impairment losses in our commercial, financial and industrial loan portfolio, mainly due to decreased impairment losses related to home builders and our exposure to certain mid-market and corporate clients where probability of default decreased as we registered certain charge-offs.  The increase in impairment losses was mainly due to significant business volume growth across all segments, primarily in the revolving consumer credit card loan portfolio and the non-revolving consumer loan portfolio, which increases our risk exposure.

Non-performing loans decreased by Ps.571 million, or 2.9%, from Ps.19,742 million as of December 31, 2015 to Ps.19,171 million as of September 30, 2016, due to the Ps.164 million increase of non-performing loans in our mortgage loan portfolio and the Ps.249 million increase of non-performing loans in our non-revolving consumer loan portfolio and the Ps.13 million increase in our revolving consumer credit card loan portfolio. These increases were more than offset by a decrease in non-performing loans in our commercial, financial and industrial loan portfolio of Ps.997 million. The ratio of our non-performing loans as a percentage of total loans, or NPL ratio, decreased from 3.56% as of December 31, 2015 to 3.15% as of September 30, 2016.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio as of December 31, 2015 and as of September 30, 2016.

	As of December 31,		As of September 30,		Variation
	2015		2016		(% Change)
	(Millions of pesos, except percentages)		(Millions of pesos, except percentages)
Computable credit risk(1)	Ps.	594,900	Ps.	667,556	12.21%
Non-performing loans(2)	19,742		19,171		(2.89)%
Loan charge-offs	14,424		13,799		(4.33)%
Allowance for impairment losses(2)	18,749		18,633		(0.62)%
Ratios
Non-performing loans to computable credit risk	3.32%		2.87%		(13.55)%
Non-performing loans coverage ratio(3)	94.97%		97.19%		2.34%
Loan charge-off ratio(4)	2.42%		2.07%		(14.46)%

(1)         Computable credit risk is the sum of the face amounts of loans (including non-performing loans), guarantees and documentary credits.  When guarantees or documentary credits are contracted, we book them as off-balance sheet accounts.

(2)         See Note 2.g.i to our audited financial statements included in the 2015 Form 20-F for more details on the classification of impaired loans and for more details on our change in accounting estimates regarding our refinements to impairment models, respectively, and for details on how the refinements to our impairment models impacted 2015 results.

(3)         Allowance for impairment losses as a percentage of non-performing loans.

(4)         Loan charge-offs as percentage of computable credit risk.

The following table shows our non-performing loans by type of loan as of December 31, 2015 and as of September 30, 2016:

	As of December 31,		As of September 30,		Variation
	2015		2016		(% Change)
	(Millions of pesos)		(Millions of pesos)
Commercial, financial and industrial	Ps.	9,673	Ps.	8,676	(10.31)%
Mortgage	6,514		6,678		2.52%
Installment loans to individuals	3,555		3,817		7.37%
Revolving consumer credit card loans	1,846		1,859		0.70%
Non-revolving consumer loans	1,709		1,958		14.57%
Total	Ps.	19,742	Ps.	19,171	(2.89)%

Commercial, financial and industrial

Our impairment losses in our commercial, financial and industrial loans portfolio decreased by 19.6% to Ps.3,246 million in September 2016 from Ps.4,038 million in September 2015.  The decrease is mainly the result of lower impairment losses related to home builders and our exposure to certain mid-market and corporate clients that have experienced delays in project execution. We had restructured the loans associated with those projects in 2014 when they were past due for 18 months, and when the expected probability of the loss decreased, we registered certain charge-offs.

Non-performing loans in our commercial, financial and industrial loan portfolio, which as of September 30, 2016 represented 45% of our total non-performing loans, decreased by Ps.997 million, or 10.3%, from Ps.9,673 as of December 31, 2015 to Ps.8,676 as of September 30, 2016 primarily due to (i) the recognition of a charge-off related to our exposure to certain mid-market and corporate clients that experienced delays in project execution, whose loans associated with those projects had been restructured in 2014 when they were past due for 18 months; and (ii) progress in our exposure to the three principal Mexican companies in the home builder sector. The decrease in the non-performing loans of the three principal Mexican companies in the home builder sector is mainly due to a charge-off of Ps.544 million in the fourth quarter of 2015 after receiving shares of one of the three home builders as payment for the unsecured exposure and further progress registered during the nine months ended September 30, 2016. As of September 30, 2016 our exposure to these home builders was Ps.3,796 million, as this was the amount classified as non-performing loans, representing a decrease of Ps.997 million from our exposure as of September 30, 2015. These variations in non-performing loans in combination with significant loan growth resulted in an NPL ratio for our commercial, financial and industrial loan portfolio of 2.69% as of September 30, 2016, an improvement as compared to the 3.47% reported as of December 31, 2015.

Mortgage

Our impairment losses in our mortgage loans portfolio increased by 2.5% or Ps.5 million in September 2016, from Ps.199 million in September 2015 to Ps.204 million in the same period of 2016. Meanwhile, non-performing loans in our mortgage loan portfolio, which as of September 30, 2016 represented 35% of our total non-performing loans, increased by Ps.164 million, or 2.5%, from Ps.6,514 million as of December 31, 2015 to Ps.6,678 million as of September 30, 2016, resulting in a non-performing loan ratio of 5.13% as of September 30, 2016, as compared to 5.30% as of December 31, 2015. The increase in impairment losses for our mortgage portfolio mainly resulted from an internal change in the charge-off policy for the mortgages originated at Santander Hipotecario and Santander Vivienda, which was reduced from 48 months to 36 months, following the extension made in 2015 from 12 months to 36 months for those mortgages originated at the bank, thus unifying the overall charge-off criteria in this segment.

Installment loans to individuals

Our impairment losses in our portfolio of installment loans to individuals increased by Ps.1,071 million, or 15.2%, to Ps.8,118 million in September 2016 from Ps.7,047 million in September 2015.  This increase in impairment losses was mainly due to significant loan growth, especially in payroll loans and credit cards.

Non-performing loans in our portfolio of installment loans to individuals, which as of September 30, 2016 represented 20% of our total non-performing loans, increased by Ps.262 million, or 7.4%, from 18% as of December 31, 2015.  This increase was due to a Ps.13 million increase in our revolving credit card loan portfolio and an increase in the non-performing loans in our non-revolving consumer loan portfolio of Ps.249 million.

Our NPL ratio with respect to our portfolio of installment loans to individuals in the revolving credit card loan portfolio improved, decreasing from 3.86% as of December 31, 2015 to 3.67% as of September 30, 2016, due to (i) higher loan growth resulting from increased consumer demand and (ii) strong credit quality of new loan originations.

Our NPL ratio with respect to our portfolio of installment loans to individuals in the non-revolving consumer loan portfolio increased from 3.82% as of December 31, 2015 to 4.04% as of September 30, 2016, driven by higher loan growth resulting from increased focus on payroll loans.

Non-performing loan coverage ratio

The following table shows our non-performing loan coverage ratio by type of loan as of December 31, 2015 and as of September 30, 2016:

	As of December 31,	As of September 30,	Variation
	2015	2016	(% Change)

Commercial, financial and industrial	82.13%	84.96%	3.45%
Mortgage	39.27%	33.47%	(14.77)%
Installment loans to individuals	231.98%	236.49%	1.94%
Revolving consumer credit card loans	243.12%	261.54%	7.58%
Non-revolving consumer loans	219.95%	212.72%	(3.29)%
Total	94.97%	97.19%	2.34%

The non-performing loan coverage ratio increased from 94.97% to 97.19%, reflecting improvements across the majority of loan portfolios.

The non-performing loan coverage ratio of our commercial loan portfolio increased from 82.13% as of December 31, 2015 to 84.96% as of September 30, 2016, mainly driven by the 10.3% decrease in non-performing loans of this portfolio.

With respect to our portfolio of installment loans to individuals, the non-performing loan coverage ratio for both the non-revolving consumer loans and the revolving consumer credit card loans improved. The non-performing loan coverage ratio for the non-revolving consumer loans decreased from 219.95% to 212.72% mainly due to changes in our impairment models accounting for the inclusion of more detailed historical data for the determination of certain inputs or variables. See Note 2.h to our audited financial statements included in the 2015 Form 20-F for more details on our change in accounting estimates regarding our refinements to impairment models.

The increase in the credit card non-performing loan coverage ratio from 243.12% as of December 31, 2015 to 261.54% as of September, 30 2016, was mainly due to stable non-performing loans in 2016 compared to December 2015.

With respect to our mortgage loan portfolio, the non-performing loan coverage ratio decreased to 33.47% as of September 30, 2016 from 39.27% as of December 31, 2015, reflecting the combined effect of a 2.5% increase in impaired assets and a 12.6% decrease in allowances for impairment losses.

Provisions (Net)

Our provisions (net) consist mainly of provisions for pensions and other retirement obligations, provisions for off-balance sheet risk and provisions for legal and tax matters.  Off-balance sheet risks include undrawn lines of credit of credit cards, guarantees and loan commitments of commercial and public sector loans and guarantees and loan commitments of commercial loans to SMEs.

As of December 31, 2015 and September 30, 2016, the amounts recognized as available lines of credit were Ps.113,715 million and Ps.138,151 million, respectively. Of these amounts, the amounts related to available credit card lines as of September 2016 was Ps.68,665 million, or 49.7%, of the total off-balance sheet risk, respectively.

Provisions (net) increased by Ps.407 million, from a loss of Ps.225 million in September 2015 to a loss of Ps.632 million in September 2016.  This increase was mainly due to increased provisions for legal and tax contingencies and higher requirements of provisions for off-balance sheet risk, accompanying growth in credit card lines available.

Income Tax

Income tax as of September 30, 2016 was Ps.3,488 million, a Ps.483 million or 16.1% increase from Ps.3,005 million in September 2015. Our effective tax rates in September 2015 and 2016 were 23.47% and 21.18%, respectively, reflecting a decrease of 229 basis points in September 2016 as compared to September 2015, primarily explained by (i) the increase in income before taxes in September 2016 as compared to September 2015 and (ii) the decrease in the inflation rate in September 2016 from September 2015, resulting in a lower benefit from this permanent tax item.

Results of Operations by Segment for the Nine Months Ended September 30, 2016 Compared to the Nine Months Ended September 30, 2015

The following table presents an overview of certain consolidated income statement data for each of our segments for the nine months ended September 30, 2015 and September 30, 2016.

	Retail Banking(1)					Global Corporate Banking(2)					Corporate Activities(3)
	Nine months ended September 30,
	2015		2016		(% Change)	2015		2016		(% Change)	2015		2016		(% Change)
	(Millions of pesos)					(Millions of pesos)					(Millions of pesos)
Net interest income	Ps.	27,459	Ps.	30,774	12.07%	Ps.	2,876	Ps.	3,622	25.94%	Ps.	1,059	Ps.	1,692	59.77%
Income from equity instruments	—		—		0.00%	30		16		(46.67)%	80		94		17.50%
Fee and commission income (expense) (net)	8,939		9,462		5.85%	1,574		1,291		(17.98)%	2		(49)		(2,550.00)%
Gains/(losses) on financial assets and liabilities and exchange differences (net)	664		530		(20.18)%	736		1,718		133.42%	515		365		(29.13)%
Other operating income (expenses) (net)	(1,463)		(1,415)		(3.28)%	(373)		(474)		27.08%	(8)		(116)		1,350.00%
Total income	Ps.	35,599	Ps.	39,351	10.54%	Ps.	4,843	Ps.	6,173	27.46%	Ps.	1,648	Ps.	1,986	20.51%
Administrative expenses	(14,075)		(14,914)		5.96%	(1,593)		(1,756)		10.23%	(177)		(239)		35.03%
Depreciation and amortization	(1,370)		(1,448)		5.69%	(61)		(121)		98.36%	(4)		(8)		100.00%
Impairment losses on loans and receivables (net)	(11,033)		(11,517)		4.39%	(810)		(658)		(18.77)%	—		—		0.00%
Impairment losses on other assets (net)	—		—		0.00%	—		—		0.00%	(11)		—		(100.00)%
Provisions (net)	58		58		0.00%	26		8		(69.23)%	(309)		(698)		125.89%
Gain/(losses) on disposal of assets not classified as non-current assets held for sale	—		—		0.00%	—		—		0.00%	5		16		220.00%

	Retail Banking(1)					Global Corporate Banking(2)					Corporate Activities(3)
	Nine months ended September 30,
	2015		2016		(% Change)	2015		2016		(% Change)	2015		2016		(% Change)
	(Millions of pesos)					(Millions of pesos)					(Millions of pesos)
Gain/(losses) on disposal of non-current assets held for sale not classified as discontinued operations	—		—		0.00%	—		—		0.00%	68		236		247.06%
Operating profit before tax	Ps.	9,179	Ps.	11,530	25.61%	Ps.	2,405	Ps.	3,646	51.60%	Ps.	1,220	Ps.	1,293	5.98%

(1)             The Retail Banking segment encompasses the entire commercial banking and asset management business.  Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

(2)             The Global Corporate Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Global Corporate Banking segment provides comprehensive products and services to global corporates, financial institution groups and large institutional clients, including global transactional banking and investment banking services such as cash management, collection and corporate e-banking services, guarantees and trade related services, working capital solutions, structured finance such as acquisition finance, syndicated lending and project finance, debt capital markets, equity capital markets, mergers and acquisitions advisory services and equity, foreign exchange and fixed income hedging, among others. This segment also includes our proprietary trading operations.

(3)             The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above.  The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies.  The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

The following table presents an overview of certain consolidated balance sheet data for each of our segments as of September 30, 2015 and as of September 30, 2016.

	Retail Banking					Global Corporate Banking					Corporate Activities
	As of September 30,
	2015		2016		(% Change)	2015		2016		(% Change)	2015		2016		(% Change)
	(Millions of pesos)					(Millions of pesos)					(Millions of pesos)
Assets
Cash and balances with Mexican Central Bank	Ps.	44,295	Ps.	41,503	(6.30)%	Ps.	8,711	Ps.	9,095	4.41%	Ps.	522	Ps.	4	(99.23)%
Financial assets held for trading	—		—		0.00%	354,360		299,235		(15.56)%	376		438		16.49%
Other financial assets at fair value through profit or loss	—		—		0.00%	48,444		69,162		42.77%	—		—		0.00%
Available-for-sale financial assets	—		—		0.00%	—		—		0.00%	94,298		143,376		52.05%
Loans and receivables	397,437		450,151		13.26%	165,394		180,865		9.35%	29,920		31,858		6.48%
Hedging derivatives	—		—		0.00%	—		—		0.00%	16,966		13,798		(18.67)%
Non-current assets held for sale	13		13		0.00%	1		1		0.00%	1,040		1,015		(2.40)%
Tangible assets	4,553		4,554		0.02%	767		768		0.13%	91		90		(1.10)%
Intangible assets	2,321		3,176		36.84%	355		429		20.85%	1,733		1,734		0.06%
Tax assets	—		—		0.00%	—		—		0.00%	19,322		20,296		5.04%
Other assets	1,311		2,028		54.69%	30		47		56.67%	5,148		7,963		54.68%
Total assets	Ps.	449,930	Ps.	501,425	11.45%	Ps.	578,062	Ps.	559,602	(3.19)%	Ps.	169,416	Ps.	220,572	30.20%

Liabilities
Financial liabilities held for trading	Ps.	—	Ps.	—	0.00%	Ps.	200,519	Ps.	272,529	35.91%	Ps.	—	Ps.	—	0.00%
Other financial liabilities at fair value through profit or loss	8,149		8,708		6.86%	163,759		74,031		(54.79)%	25,010		42,494		69.91%
Financial liabilities at amortized cost	382,922		441,248		15.23%	148,019		128,928		(12.90)%	131,246		157,788		20.22%

	Retail Banking					Global Corporate Banking					Corporate Activities
	As of September 30,
	2015		2016		(% Change)	2015		2016		(% Change)	2015		2016		(% Change)
	(Millions of pesos)					(Millions of pesos)					(Millions of pesos)
Hedging derivatives	—		—		0.00%	—		—		0.00%	9,055		15,785		74.32%
Provisions(1)	1,371		1,064		(22.39)%	256		285		11.33%	4,913		6,065		23.45%
Tax liabilities	—		—		0.00%	—		—		0.00%	683		2,161		216.40%
Other liabilities	2,892		2,668		(7.75)%	473		436		(7.82)%	8,881		8,197		(7.69)%
Total liabilities	Ps.	395,334	Ps.	453,688	14.76%	Ps.	513,026	Ps.	476,209	(7.18)%	Ps.	179,788	Ps.	232,491	29.31%
Total equity	Ps.	49,620	Ps.	55,446	11.74%	Ps.	22,476	Ps.	25,368	12.87%	Ps.	37,164	Ps.	38,398	3.32%
Total liabilities and equity	Ps.	444,954	Ps.	509,134	14.42%	Ps.	535,502	Ps.	501,577	(6.34)%	Ps.	216,952	Ps.	270,888	24.86%

(1)       Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

Retail Banking Segment

Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.  We provide commercial banking services to individual customers of all income levels, and offer a wide range of products and services to our individual customers, including demand and term deposits, credit and debit cards, mortgages, and payroll and personal loans.  Our Retail Banking segment also serves the middle market and local corporates that are not within the global corporate customers served by our Global Corporate Banking segment.  We offer SMEs a variety of services and products including commercial loans, transactional collections and payment services, insurance, hedging and foreign trade services.

Operating profit before taxes attributable to the Retail Banking segment for the nine months ended September 30, 2016 was Ps.11,530 million, a 25.6% or Ps.2,351 million increase from Ps.9,179 million for the nine months ended September 30, 2015.  This increase was mainly due to:

•                  a 12.1%, or Ps.3,315 million, increase in net interest income, mainly due to an increase of Ps.53,141 million, or 15.8% in the average balance of the loan portfolio excluding credit cards and an increase of Ps.5,566 million, or 13.0% in the average balance of the credit card loan portfolio, both resulting from the organic growth of the portfolio, which was further supported by the increase in reference rates enacted by the Mexican Central Bank during 2016.

•                  a 5.9%, or Ps.523 million, increase in net fees and commissions income, from Ps.8,939 million in September 2015 to Ps.9,462 million in September 2016, due mainly to an increase in fees and commissions earned from fund management, insurance products, administration and custody services, collection and payment services and foreign trade, partially offset by a decrease in net credit and debit card fees and financial advisory fees.

These positive effects were partially offset by:

•                  a 6.0%, or Ps.839 million, increase in administrative expenses, from Ps.14,075 million in September 2015 to Ps.14,914 million in September 2016, mainly due to the following increases: (i) Ps.361 million in advertising and communication expenses, in connection with the marketing of Santander Plus loyalty program and the Santander-Aeromexico co-branded credit card; (ii) Ps.311 million in personnel expenses, resulting from an increase of Ps.259 million, or 6.9%, in salaries and of Ps.171 million, or 10.1%, in bonuses. These increases were followed by Ps.135 million and Ps.111 million in administrative expenses and rent for leased properties.

•                  a 4.4%, or Ps.484 million, increase in impairment losses on loans and receivables, mainly due to increases in impairment losses of Ps.776 million in our consumer loan portfolio, Ps.295 million in our credit card loan portfolio, Ps.48 million in loan collection and recovery expenses and Ps.5 million in our mortgage loan portfolio, mainly explained by volume growth in these portfolios. These increases in impairment losses on loans and receivables were partially offset by a decrease of Ps.640 million in our commercial loan portfolio. The Ps.640 million decrease in our commercial loan portfolio was mainly due to a lower allowance for impairment losses in connection with our exposure to certain mid-market clients that experienced delays in project execution, whose loans associated with those projects had been restructured in 2014 when they were past due for 18 months, where we recognized a charge-off, thus decreasing the expected probability of a loss.

•                  a 20.2%, or Ps.134 million, decrease in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps.664 million in September 2015 to a gain of Ps.530 million in September 2016, primarily due to underperformance in certain structured notes from private banking related to certain European indexes.

Global Corporate Banking Segment

Our Global Corporate Banking segment provides comprehensive products and services to global corporates, financial institution groups and large institutional clients, including global transactional banking and investment banking services such as cash management, collection and corporate e-banking services, guarantees and trade related services, working capital solutions, structured finance such as acquisition finance, syndicated lending and project finance, debt capital markets, equity capital markets, mergers and acquisitions advisory services and equity, foreign exchange and fixed income hedging, among others.  This segment also includes our proprietary trading operations.

Operating profit before taxes attributable to the Global Corporate Banking segment for the nine months ended September 30, 2016 was Ps.3,646 million, representing a Ps.1,241 million, or 51.6%, increase from Ps.2,405 million in September 2015.  This increase was mainly due to:

•                  a 133.4%, or Ps.982 million, increase in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps.736 million in September 2015 to a gain of Ps.1,718 million in September 2016, primarily due to a gain of Ps.688 million in market making, resulting from increased client activity and beneficial long positions in foreign exchange derivative instruments.

•                  a 25.9%, or Ps.746 million, increase in net interest income, mainly due to an increase of Ps.16,318 million in the average balance of loans and advances to customers and a 74 basis points increase in the average interest rate earned, which mainly resulted from higher loan demand and a higher benchmark reference rate during 2016 compared to 2015.

•                  a 18.8%, or Ps.152 million, decrease in net impairment losses on loans and receivables, from Ps.810 million in September 2015 to Ps.658 million in September 2016. This decrease mainly resulted from lower impairment losses related to home builders and a lower allowance for impairment losses in connection with our exposure to certain corporate clients that experienced delays in project execution, whose loans associated with those projects had been restructured in 2014 when they were past due for 18 months, and where we recognized a charge-off, thus, decreasing the expected probability of a loss.

These positive results were partially offset by:

•                  an 18.0%, or Ps.283 million, decrease in net fees and commissions income, from Ps.1,574 million in September 2015 to Ps.1,291 million in September 2016, mainly due to a decrease in income from commissions from financial advisory, administration and custody, reflecting challenging market conditions that slowed the pace of execution of investment banking transactions.

•                  a 10.2%, or Ps.163 million, increase in administrative expenses, from Ps.1,593 million in September 2015 to Ps.1,756 million in September 2016, mainly due to increases in personnel expenses and administrative services.

Corporate Activities Segment

Our Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above.  The Corporate Activities segment includes the financial management division, which manages structural financial risks that arise from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies.  The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

Through the assignment of a transfer price to each loan or deposit, interest income is divided between our operating segments (Retail Banking and Global Corporate Banking) and the Corporate Activities segment as follows:

•                  the difference between the interest rate charged to customers for the loans granted by our operating segments and the transfer price assigned to these loans is assigned as interest income to the respective operating segment;

•                  the difference between the interest rate paid to customers for the deposits received by our operating segments and the transfer price assigned to these deposits is assigned as interest income to the respective operating segment; and

•                  finally, the difference between the transfer price charged to the loans and the transfer price paid for the deposits is assigned to Corporate Activities as net interest income.

The financial management division determines transfer prices based on interest rates currently prevailing in the market for different durations, which are estimated from the yield of the most representative and liquid short-and medium-term corporate, government and Mexican Central Bank debt securities, and from the Mexican Central Bank’s reference interest rates for long-term securities.

The Asset and Liabilities Committee (“ALCO”) manages the risks associated with financial margin and net worth of the banking book, as well as liquidity risk for the entire balance sheet.  We hedge the interest rate risk of the balance sheet using strategies that can address specific operations or modify the risk profile as a whole.  In recent years, the ALCO portfolio was comprised of fixed rate positions, mainly Mexican sovereign bonds, in addition to fixed rate swaps, to protect the interest rate margin against a lower interest rate environment.  As the scenario changed to more stable short-term interest rates, we have reduced the volume of activity in the ALCO portfolio, leaving existing positions to mature at their stated maturity.

Operating profit before taxes attributed to Corporate Activities for the nine months ended September 30, 2016 was Ps.1,293 million, a Ps.73 million, or 6.0%, increase from Ps.1,220 million for the nine months ended September 30, 2015.  This increase in operating profit before taxes was mainly due to (i) a Ps.633 million increase in net interest income, from Ps.1,059 million in September 2015 to Ps.1,692 million in September 2016, mainly due to an increase in the average portfolio of debt instruments managed by the ALCO; and (ii) a Ps.168 million increase in gains from the sale of a portfolio of non-current assets. These positive results were partly offset by (i) a Ps.389 million increase in provisions (net) mainly due to higher provision for legal and tax contingencies, (ii) a Ps.150 million decrease in gains/(losses) on financial assets and liabilities and exchange differences and (iii) a Ps.108 million decrease in other operating income (expenses), mainly driven by higher contributions to the IPAB, resulting from an increase in funding sources.

B.    Liquidity and Capital Resources

Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.

Overall, we have a strong liquidity position with total loans, net of allowance for impairment losses, as a percentage of our deposits, representing approximately 84.7% of our total deposits, 104.2% of our customer deposits and 119.0% of our demand and time deposits as of September 30, 2016.  We constantly review our liquidity position and the forecasted growth of our business lines relative to our loan/deposit ratio.

Banco Santander Parent and its subsidiaries follow a global model in which each unit is responsible for its own capital and funding.  We are autonomous in the management of our liquidity and capital needs, with no structural support from our Parent company or any other unit of the Santander Group.

We are a holding company and our operations are conducted through our financial services subsidiaries.  As a result, our ability to fund our limited operations and, to the extent we decide to do so, pay dividends, primarily depends on the ability of our subsidiaries to generate earnings and to pay dividends to us.  Pursuant to the Mexican Capitalization Requirements, Banco Santander Mexico, our commercial bank subsidiary, may be restricted from paying dividends to us if it does not meet its required regulatory capital ratios, does not have sufficient retained earnings or does not maintain legal reserves at required levels.  Payment of dividends, distributions and advances by our subsidiaries will be contingent upon our subsidiaries’ earnings and business considerations and is or may be limited by legal, regulatory and contractual restrictions.  Additionally, our right to receive any assets of any of our subsidiaries as an equity holder of such subsidiaries, upon their liquidation or reorganization, will be effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors.

For information about our use of financial instruments for hedging purposes, see Note 13 to our audited financial statements included in the 2015 Form 20-F and “Item 5.  Quantitative and Qualitative Disclosures About Market Risk.”

Risk-Weighted Assets and Regulatory Capital

Pursuant to Mexican Capitalization Requirements, Banco Santander Mexico, our commercial bank subsidiary, is required to maintain specified levels of net capital (capital neto) on an unconsolidated basis as a percentage of risk-weighted assets, including credit, market and operational risks.  As of September 30, 2016, Banco Santander Mexico’s ratio of total capital to risk-weighted assets was 16.01%.

The table below presents Banco Santander Mexico’s risk-weighted assets and regulatory capital ratios as of December 31, 2015 and as of September 30, 2016, calculated in accordance with Mexican Banking GAAP:

	Mexican Banking GAAP
	As of December 31,		As of September, 30
	2015		2016
	(unaudited)
	(Thousands of pesos, except percentages)
Capital:
Tier 1	Ps.	80,327,825	Ps.	87,718,719
Tier 2	23,311,400		25,472,489
Total capital	103,639,225		113,191,208
Risk-weighted assets:
Credit risk	487,439,953		546,493,641
Market risk	112,427,480		92,500,374
Operational risk	64,255,011		68,180,596
Total risk-weighted assets	664,122,444		707,174,611

	Mexican Banking GAAP
	As of December 31,		As of September, 30
	2015		2016
	(unaudited)
	(Thousands of pesos, except percentages)
Required Regulatory Capital:
Credit risk	38,995,196		43,719,491
Market risk	8,994,198		7,400,030
Operational risk	5,140,401		5,454,448
Total risk-weighted assets	Ps.	53,129,795	Ps.	56,573,969
Capital Ratios (credit, market & operational risk):
Tier 1 capital to risk-weighted assets	12.10%		12.40%
Tier 2 capital to risk-weighted assets	3.51%		3.60%
Total capital to risk-weighted assets(1)	15.61%		16.01%

(1)         Banco Santander Mexico’s ratio of total capital to risk-weighted assets as of September 30, 2016, increased by 40 basis points, from 15.61% as of December 31, 2015, to 16.01% as of September 30, 2016, mainly due to a 12.1% (Ps.4,724 million) increase in required regulatory capital associated with credit risk and a 6.1% (Ps.314 million) increase in required regulatory capital associated with operational risk, which were partly offset by an increase of 9.2% (Ps.9,552 million) in total capital and a decrease of 17.7% (Ps.1,594 million) in required regulatory capital associated with market risk mainly reflecting Banco de México’s approval in September of our internal model to calculate the duration of our deposits applicable to market risk for transactions with nominal interest rate in domestic currency.

The Mexican government was an early adopter of the Basel III international rules, which will require full implementation by 2019.  Basel III is a capital and liquidity reform package for internationally active banking organizations around the world that includes, among other things, the definition of capital, capital requirements, the treatment of counterparty risk, the leverage ratio and the global liquidity standard.  On November 28, 2012, the CNBV published changes to the regulations under Basel III standards in Mexico, which resulted in changes to Mexican regulations that impacted regulatory capital requirements.  The new regulations are applicable to Mexican banks, including the Bank, beginning on January 1, 2013, and require banks to hold a minimum of 4.5% of Common Equity Tier 1, 6% of Tier 1 capital and 8% of total capital as a percentage of risk-weighted assets, or RWA.  In addition, a mandatory capital conservation buffer of 2.5% of RWA is also required to be added to each of the aforementioned percentages, resulting in a 10.5% minimum total capital, which includes the capital conservation buffer, plus, within a four year period starting December 31, 2016, a systemically important bank supplement of 1.20% imposed on the Bank due to its classification as Grade III and a countercyclical capital supplement.

In addition and in conformity with the regulatory requirement by the CNBV published on June 14, 2016, banking institutions must publish the leverage ratio since September 2016 (and include the quarters since December 2015) in the case of systemically important banks. Our leverage ratio as of September 30, 2016 was 7.72%, as of June 30, 2016 was 7.43%, as of March 31, 2016 was 7.33%, and as of December 31, 2015 was 7.24%.

This ratio is based on regulatory guidelines and is calculated by dividing total basic capital in conformity with Article 2 Bis 6 of the General Rules Applicable to Mexican Banks by the adjusted assets.

Liquidity Management

Liquidity management seeks to ensure that, even under adverse conditions, we have access to funds necessary to cover client needs, maturing liabilities and working capital requirements.  Liquidity risk arises in the general funding of our financing, trading and investment activities.  It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we are required to repay liabilities earlier than anticipated.

Our general policy is to maintain adequate liquidity to ensure our ability to honor withdrawals of deposits in amounts and at times consistent with historical data, make repayment of other liabilities at maturity, extend loans and meet our own working capital needs in compliance with the applicable internal and regulatory reserve requirements and liquidity coefficients in all material respects.  See “Item 4.  Information on the Company—B.  Business Overview—Supervision and Regulation—Classification of Loans and Allowance for Impairment Losses—

Liquidity Requirements for Foreign Currency-Denominated Liabilities” and “Item 11.  Quantitative and Qualitative Disclosures About Market Risk—Liquidity Risk” in the 2015 Form 20-F.

Additionally, the Basel III framework has implemented a liquidity coverage ratio (“LCR”) and is considering the definition of a Net Stable Funding Ratio, or NSFR.  The LCR requires banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could be encountered under a stress scenario during a one-month period.  The NSFR establishes a minimum amount of stable funding a bank will be required to maintain based on the liquidity of the Bank’s assets and activities over a one-year period.

As part of its liquidity management model, in recent years Banco Santander Mexico has been managing the implementation, monitoring and early compliance with the new liquidity requirements set by international financial legislation.

In 2014, following the approval by the Basel Committee of the final definition of the short-term LCR, the delegated act of the European Commission was adopted, which, within the scope of the CRD IV, defines the criteria for calculating and implementing this metric in the European Union. The implementation was delayed until October 2015, and the level of initial compliance remained at 60%, which should gradually increase to 100% by 2018.

The starting position in short-term liquidity, coupled with the autonomous management of the ratio in all major units, has enabled compliance levels exceeding 100% to be maintained throughout 2015, thereby surpassing regulatory requirements.

On December 31, 2014, the CNBV and the Mexican Central Bank published in the Official Gazette of the Federation (Diario Oficial de la Federación) the General Liquidity Requirements for Banking Institutions in Mexico as per the guidelines established by the Banking Liquidity Regulation Committee on October 17, 2014. The effective date of the aforementioned requirements was January 1, 2015.

We have three principal sources of short-term peso funding: (i) demand deposits, comprised by interest-bearing and non-interest-bearing demand deposits, (ii) time deposits, which include short-term promissory notes with interest payable at maturity (pagarés bancarios), fixed-term deposits and foreign currency time deposits and (iii) repurchase agreements.

The following table shows the composition of our short-term funding described above:

	As of December 31,		As of September 30,
	2015		2016
	(Millions of pesos)		(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	215,013	Ps.	228,860
Non-interest-bearing deposits	132,725		145,590
Subtotal	Ps.	347,738	Ps.	374,450
Time deposits:
Notes with interest payable at maturity	Ps.	109,568	Ps.	106,238
Fixed-term deposits	874		15,131
Foreign currency time deposits	10,943		—
Subtotal	Ps.	121,385	Ps.	121,369
Repurchase agreements	46,083		65,808
Accrued interest(1)	155		437
Other deposits	24,652		24,190
Total customer deposits	Ps.	540,013	Ps.	586,254
Deposits from the Mexican Central Bank and credit institutions(2)	199,833		130,488
Total deposits(3)	Ps.	739,846	Ps.	716,742

(1)         Mainly from time deposits.

(2)         Includes Ps. 145,484 million and Ps.45,658 million of repurchase agreements with the Mexican Central Bank and with credit institutions as of December 31, 2015 and as of September 30, 2016, respectively.

(3)         As of December 31, 2015, we had deposits of Ps.540,013 million from customers and Ps.54,674 million from credit institutions and Ps.145,159 million from the Mexican Central Bank.  As of September 30, 2016, we had deposits of Ps.586,254 million from customers, Ps.102,151 million from credit institutions and Ps. 28,337 million from the Mexican Central Bank.  See “Item 4.  Information on the Company—B.  Business Overview—Selected Statistical Information—Liabilities—Deposits” in the 2015 Form 20-F.

Demand deposits are our most important funding source and are also less expensive relative to other sources of funding.  Our funding strategy focuses on increasing the source of low-cost funding through new banking products and commercial campaigns oriented to grow the volume of demand deposits from our existing customers and expand our customer base.  Consistent with our funding strategy, we were able to increase our non-interest-bearing demand deposits by approximately 9.7%, from Ps.132,725 million at December 31, 2015 to Ps.145,590 million at September 30, 2016, as a result of tailored marketing efforts based on the extensive knowledge of our customers that we have developed using information technology and leveraged using CRM strategies.

Short-term promissory notes with interest payable at maturity (pagarés bancarios) are generally issued to meet short-term funding needs and are generally issued with maturities ranging from one to 364 days.

Repurchase agreements are another important instrument in Mexico’s money market as they provide short-term investments to banking customers, mainly with Mexican government-issued paper and to a lesser extent securities issued by other Mexican banks and corporations.  We have used repurchase agreements to achieve cost efficiencies and as an additional source of short-term funding.

The following tables show our short-term borrowings that we sold under repurchase agreements for funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under repurchase agreements.  Short-term borrowings as of September 30, 2015 and as of September 30, 2016 remain stable.  See “Item 4.  Information on the Company—B.  Business Overview—Liabilities—Short-term Borrowings” in the 2015 Form 20-F.

	IFRS for nine months ended September 30,
	2015			2016
	Amount		Average rate	Amount		Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Repurchase agreements:
At September 30	Ps.	187,119	2.94%	Ps.	111,466	4.28%
Average during period	181,868		2.95%	203,283		3.81%
Maximum month-end balance	210,660		3.00%	249,866		4.28%
Short positions:
At September 30(1)	Ps.	39,159	2.97%	Ps.	69,745	4.70%
Average during period	51,159		3.03%	42,762		3.56%
Maximum month-end balance	95,081		3.16%	68,793		4.10%
Total short-term borrowings at period end	Ps.	226,278	2.96%	Ps.	181,211	4.49%

(1)         This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet.

In the future, we expect to continue using the funding sources described above in accordance with their availability, their cost, and our asset and liability management needs.  The short-term nature of these funding sources, however, increases our liquidity risk and could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed.  For example, we are aware of the risk that a substantial number of our depositors may withdraw their demand deposits or not roll over their time deposits upon maturity; however, we believe we can respond to a liquidity problem by increasing the interest rates we pay on time deposits, altering our mix of funding sources and by liquidating our short-term assets.  We review our pricing policy daily and we believe we are able to reflect our cost of funding in the pricing of loans effectively, reducing the impact on net income.

We also have access to short- and long-term funding through the issuance of unsecured bonds (certificados bursátiles bancarios), time deposits (certificados de depósito bancario de dinero a plazo), promissory notes with interest payable at maturity (pagarés con rendimiento liquidable al vencimiento) and international funding through U.S. dollar-denominated issuances with longer maturities.  As of September 30, 2016, the balance of our debt securities outstanding totaled Ps.114,633 million.  See “—Debt Securities Outstanding.”

The cost of our peso-denominated funding has not been affected by the downgrades of Spain’s sovereign debt, Banco Santander Parent’s debt and our related downgrades.  For debt financing, we rely in part on local, peso-denominated issuances, and we continue to be rated, Aaa.mx and AAA(mex) by Moody’s and Fitch, respectively, with respect to our local peso-denominated long-term debt, with equivalent ratings for our local peso-denominated short-term debt.  However, the downgrades of Spain’s sovereign debt, Banco Santander Parent’s debt and our related downgrades could adversely affect our cost of funding related to any further issuances of debt in the international capital markets.

We do not rely in any material respect on funding from our parent company, Banco Santander Parent, and Banco Santander Parent does not rely in any material respect on funding from us.  As such, the elimination of funding to us from Banco Santander Parent or any deterioration of Banco Santander Parent’s financial condition or increase in its funding costs would not have an impact on us except to the limited extent disclosed under “Item 3.  Key Information—D.  Risk Factors—Risks Associated with Our Business—Credit, market and liquidity risk may have an adverse effect on our credit ratings and on us, including our cost of funds.  Any downgrading in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations” in the 2015 Form 20-F.

Our management expects that our cash flows from operations will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2016 capital expenditures.  For 2016, we have a capital expenditures budget of Ps.2,946 million (U.S.$171 million), 77.4% of which (Ps.2,279 million) will be spent on information technology and the rest on furniture, fixtures and equipment (Ps.667 million).  In 2015, our capital expenditures were Ps.2,911 million (U.S.$169 million), 71.4% of which (Ps.2,078 million) was for information technology and the remainder was for furniture, fixtures and equipment (Ps.833 million).

As of September 30, 2016, total interest-bearing liabilities denominated in dollars amounted to Ps.121,119 million, or U.S.$6,250 million, representing 16.9% of our total deposits and 20.7% of our customer deposits.  The sources of such funding as of December 31, 2015 and September 30, 2016 were as follows:

	IFRS
	As of December 31,		As of September 30,
	2015		2016		2016
	(Millions of pesos)		(Millions of pesos)		(Millions of U.S.$) (1)
Demand deposits	Ps.	42,673	Ps.	50,285	U.S.$	2,595
Time deposits	29,893		38,464		1,985
Bank and other loans	23,032		32,370		1,670
Total	Ps.	95,598	Ps.	121,119	U.S.$	6,250

(1)         Translated at the rate of Ps.19,3776 per U.S.$1.00, the exchange rate for U.S. dollars calculated on September 30, 2016 and published by the Mexican Central Bank in the Official Gazette of the Federation, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.  See “Item 1.   Selected Consolidated Financial Data—Selected Ratios and Other Data—Exchange Rates.”

Foreign Currency Position

Our foreign currency-denominated assets, most of which are U.S. dollar denominated, are funded from a number of sources, including: (i) savings accounts and time deposits from private banking customers and medium and large Mexican companies, primarily in the export sector; (ii) issuance of U.S. dollar-denominated certificates of deposit in the Mexican market; (iii) interbank deposits; (iv) trade and working capital financing facilities from Mexican development banks and from foreign export-import banks; and (v) issuance of euroclearable certificates of deposit for foreign investors.  We also obtain funding in foreign currency by swapping funding in Mexican pesos into U.S. dollars or euros through foreign currency derivatives (foreign currency swaps and cross-currency swaps) with certain local and foreign counterparties.  Foreign currency funding rates are generally referenced to the London Interbank Offered Rate, or LIBOR.

Mexican Central Bank regulations require that a bank maintain open positions in foreign currencies no higher than a specified level with respect to its total Tier 1 capital.  As of September 30, 2016, our foreign currency-denominated assets, including derivative transactions, totaled U.S.$9,148 million (Ps.177,282 million) and our foreign currency-denominated liabilities, including derivative transactions, totaled U.S.$8,860 million (Ps.171,676 million).  As part of our asset and liability management strategy, we monitor closely our exposure to foreign currencies, with a view to minimizing the effect of exchange rate movements on our income.

As of September 30, 2016, we are also in compliance with the limit established for us by the Mexican Central Bank for foreign currency-denominated liabilities, which was U.S.$8,474 million (Ps.164,206 million).  As of such date, our foreign currency-denominated liabilities were U.S.$7,235 million (Ps.140,197 million). For a discussion of the components of Tier 1 and Tier 2 capital, see “Item 4.  Information on the Company—B.  Business Overview—Supervision and Regulation” in the 2015 Form 20-F.

As of September 30, 2015, December 31, 2015 and September 30, 2016, we were in compliance with all regulatory requirements relating to the ratio of U.S. dollar-denominated liabilities to total liabilities.

Deposits and Other Borrowings

The following tables set forth our average daily balance of liabilities for each of the periods presented, in each case together with the related average nominal interest rates paid thereon.

	IFRS
	Nine months ended September 30,
	2015				2016
	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate
	(Millions of pesos, except percentages)
Demand accounts	Ps.	245,296	24.35%	1.28%	Ps.	313,010	28.70%	1.47%
Time deposits	155,393		15.43%	2.54%	163,416		14.98%	3.19%
Deposits from the Mexican Central Bank and credit institutions	174,371		17.31%	3.05%	178,181		16.34%	3.63%
Repurchase agreements	63,665		6.32%	2.89%	85,668		7.85%	3.87%
Marketable debt securities and other financial liabilities	50,240		4.99%	3.73%	56,531		5.18%	4.34%
Other liabilities(1)	78,846		7.83%	2.99%	62,593		5.74%	3.90%
Subordinated liabilities	20,051		1.99%	6.18%	23,590		2.16%	6.12%
Subtotal interest-bearing liabilities	787,862		78.22%	2.59%	882,989		80.95%	3.00%
Non-interest-bearing liabilities	114,476		11.36%		94,236		8.65%
Total equity	105,059		10.42%		113,427		10.40%
Subtotal non-interest-bearing liabilities and equity	219,535		21.78%		207,663		19.05%
Total liabilities and equity	Ps.	1,007,397	100.00%		Ps.	1,090,652	100.00%

(1)         This line includes the amount of financial liabilities arising from the sale of financial assets under reverse repurchase agreements, securities loans and sales of borrowed securities (short positions).

Average time deposits as a share of average total liabilities and equity decreased from 15.43% as of September 30, 2015 to 14.98% as of September 30, 2016, while the ratio of average demand accounts to average total liabilities and equity increased from 24.35% to 28.70% over the same period.

Average non-interest-bearing liabilities as a share of average total liabilities and equity decreased from 11.36% as of September 30, 2015 to 8.65% as of September 30, 2016.

Composition of Deposits

The following table sets forth the composition of our demand and time deposits as of December 31, 2015 and September 30, 2016.

	IFRS
	As of December 31,		As of September 30,
	2015		2016
	(Millions of pesos)		(Millions of pesos)
Demand deposits
Interest-bearing deposits	Ps.	215,013	Ps.	228,860
Non-interest-bearing deposits	132,725		145,590
Subtotal	Ps.	347,738	Ps.	374,450
Time deposits
Notes with interest payable at maturity	Ps.	109,568	Ps.	106,238
Fixed-term deposits(1)	874		15,278
Foreign currency time deposits(2)	10,943		26,568
Subtotal	121,385		148,084
Total	Ps.	469,123	Ps.	522,534

(1)         As of December 31, 2015 and September 30, 2016, we had not received any fixed-term deposits from credit institutions, and had not received fixed-term deposits from the Mexican Central Bank.

(2)         As of December 31, 2015, includes Ps.18,950 million of foreign currency time deposits from other credit institutions. As of September 30, 2016, there are not foreign currency time deposits from other credit institutions.

Debt Securities Outstanding

The following table sets forth the composition, term and rate of our outstanding debt securities as of September 30, 2016.

Instrument	Amount(1)		Maturity Date	Rate
	(Millions of pesos)
Certificate of deposit (unsecured) (2)	Ps.	210	03/10/2016	4.58%
Certificate of deposit (unsecured) (2)	1,500		03/11/2016	4.61%
Certificate of deposit (unsecured) (2)	13		09/11/2016	4.32%
Certificate of deposit (unsecured) (2)	500		24/11/2016	4.61%
Certificate of deposit (unsecured) (2)	600		23/12/2016	4.69%
Certificate of deposit (unsecured) (2)	1,000		20/01/2017	4.72%
Certificate of deposit (unsecured) (2)	500		01/02/2017	4.65%
Certificate of deposit (unsecured) (2)	500		10/02/2017	4.68%
Certificate of deposit (unsecured) (2)	2,500		17/02/2017	4.72%
Certificate of deposit (unsecured) (2)	630		17/02/2017	4.72%
Certificate of deposit (unsecured) (2)	800		02/03/2017	4.65%
Certificate of deposit (unsecured) (2)	530		09/03/2017	4.68%
Certificate of deposit (unsecured) (2)	1,100		12/04/2017	4.69%
Certificate of deposit (unsecured) (2)	80		12/04/2017	4.69%
Certificate of deposit (unsecured) (2)	300		21/04/2017	4.64%
Certificate of deposit (unsecured) (2)	2,000		26/04/2017	4.65%
Certificate of deposit (unsecured) (2)	2,000		27/04/2017	4.65%
Certificate of deposit (unsecured) (2)	1,000		04/05/2017	4.68%
Certificate of deposit (unsecured) (2)	1,730		26/05/2017	4.65%
Certificate of deposit (unsecured) (2)	1,000		01/06/2017	4.68%
Certificate of deposit (unsecured) (2)	700		05/06/2017	4.69%
Certificate of deposit (unsecured) (2)	700		09/06/2017	4.72%
Certificate of deposit (unsecured) (2)	300		28/06/2017	4.68%
Certificate of deposit (unsecured) (2)	800		20/07/2017	4.65%
Certificate of deposit (unsecured) (2)	50		25/07/2017	4.52%
Certificate of deposit (unsecured) (2)	500		27/07/2017	4.68%
Certificate of deposit (unsecured) (2)	1,000		15/08/2017	4.64%
Certificate of deposit (unsecured) (2)	100		11/09/2017	4.64%
Certificate of deposit (unsecured) (2)	1,000		25/09/2017	4.65%
Certificate of deposit (unsecured) (2)	233		04/10/2016	0.10%
Certificate of deposit (unsecured) (2)	218		06/10/2016	0.10%
Certificate of deposit (unsecured) (2)	618		11/10/2016	0.10%
Certificate of deposit (unsecured) (2)	266		13/10/2016	0.10%
Certificate of deposit (unsecured) (2)	6		17/10/2016	0.75%
Certificate of deposit (unsecured) (2)	18		18/10/2016	0.10%
Certificate of deposit (unsecured) (2)	178		18/10/2016	0.10%
Certificate of deposit (unsecured) (2)	160		18/10/2016	0.10%
Certificate of deposit (unsecured) (2)	229		20/10/2016	0.10%
Certificate of deposit (unsecured) (2)	77		25/10/2016	0.10%
Certificate of deposit (unsecured) (2)	48		25/10/2016	0.10%
Certificate of deposit (unsecured) (2)	71		27/10/2016	0.10%
Certificate of deposit (unsecured) (2)	43		09/11/2016	0.60%
Certificate of deposit (unsecured) (2)	2		14/11/2016	0.55%
Certificate of deposit (unsecured) (2)	97		14/11/2016	0.60%

Instrument	Amount(1)	Maturity Date	Rate
	(Millions of pesos)
Certificate of deposit (unsecured) (2)	1	14/11/2016	0.45%
Structured bank bonds (3)	10	04/10/2016	8.00%
Structured bank bonds (3)	39	05/10/2016	6.60%
Structured bank bonds (3)	29	06/10/2016	17.78%
Structured bank bonds (3)	10	07/10/2016	14.50%
Structured bank bonds (3)	10	11/10/2016	7.00%
Structured bank bonds (3)	10	24/10/2016	10.00%
Structured bank bonds (3)	100	16/11/2016	Guaranteed rate subject to exchange rate
Structured bank bonds (3)	10	25/11/2016	5.30%
Structured bank bonds (3)	19	11/10/2016	12.21%
Structured bank bonds (3)	13	01/11/2016	10.00%
Structured bank bonds (3)	50	18/10/2016	7.00%
Structured bank bonds (3)	19	11/10/2016	11.59%
Structured bank bonds (3)	482	06/03/2017	Guaranteed rate subject to HSCEI, S&P 500, SX5E and NIKKEI 225
Structured bank bonds (3)	914	23/10/2020	Interbank Equilibrium Interest Rate (“TIIE”)
Structured bank bonds (3)	987	29/06/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds (3)	524	26/10/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	938	03/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds (3)	213	09/11/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	169	14/12/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	244	17/11/2016	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	153	14/11/2019	Guaranteed rate subject to SXDP
Structured bank bonds (3)	479	29/06/2017	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	129	23/11/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	213	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	327	19/02/2018	Guaranteed rate subject to IXE
Structured bank bonds (3)	117	26/04/2019	Guaranteed rate subject to Euro SX7E
Structured bank bonds (3)	139	29/06/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds (3)	139	16/05/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	120	31/05/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	116	12/07/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds (3)	66	09/11/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	445	06/09/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	166	08/09/2017	Guaranteed rate subject to Euro SX7E
Structured bank bonds (3)	157	06/06/2018	TIIE
Structured bank bonds (3)	171	23/02/2021	TIIE

Instrument	Amount(1)	Maturity Date	Rate
	(Millions of pesos)
Structured bank bonds (3)	92	04/09/2019	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	83	29/06/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds (3)	45	09/11/2020	Guaranteed rate subject to SXDP
Structured bank bonds (3)	53	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	396	23/04/2021	TIIE
Structured bank bonds (3)	120	30/08/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	95	20/09/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	120	27/09/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	46	26/04/2019	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	592	04/01/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds (3)	146	19/10/2018	Guaranteed rate subject to INDU
Structured bank bonds (3)	22	25/05/2017	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	17	07/11/2019	Guaranteed rate subject to SXDP
Structured bank bonds (3)	27	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds (3)	466	27/06/2018	2.00%
Structured bank bonds (3)	26	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	28	03/10/2019	Guaranteed rate subject to NKY and SXE
Structured bank bonds (3)	22	12/05/2021	TIIE
Structured bank bonds (3)	19	23/05/2019	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	13	26/04/2019	Guaranteed rate subject to Euro SX7E
Structured bank bonds (3)	16	03/04/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds (3)	1,001	02/03/2018	Guaranteed rate subject to FSTE 100
Structured bank bonds (3)	9	05/11/2020	TIIE
Structured bank bonds (3)	17	14/12/2017	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	9	29/06/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds (3)	24	09/05/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	15	16/03/2021	TIIE
Structured bank bonds (3)	9	27/03/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds (3)	9	02/08/2018	Guaranteed rate subject to DAX
Structured bank bonds (3)	9	29/12/2016	TIIE
Structured bank bonds (3)	6	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	10	21/12/2017	TIIE
Structured bank bonds (3)	5	02/08/2018	Guaranteed rate subject to DAX

Instrument	Amount(1)		Maturity Date	Rate
	(Millions of pesos)
Structured bank bonds (3)	5		03/04/2018	Guaranteed rate subject to SXEE
Structured bank bonds (3)	10		14/02/2019	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	13		04/01/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds (3)	12		06/04/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	39		05/03/2018	Guaranteed rate subject to NIKKEI 225
Structured bank bonds (3)	12		24/03/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	39		05/03/2018	Guaranteed rate subject to IBEX35
Structured bank bonds (3)	40		13/03/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	51		16/03/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	51		14/09/2017	Guaranteed rate subject to IPC
Structured bank bonds (3)	24		14/10/2016	Guaranteed rate subject to Hang Seng
Structured bank bonds (3)	522		03/08/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds (3)	581		02/03/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds (3)	122		10/08/2017	Guaranteed rate subject to IPC
Structured bank bonds (3)	153		14/09/2017	Guaranteed rate subject to IPC
Structured bank bonds (3)	155		30/08/2017	Guaranteed rate subject to IPC
Structured bank bonds (3)	115		06/11/2017	Guaranteed rate subject to S&P500
Structured bank bonds (3)	202		18/07/2017	Guaranteed rate subject to IPC
Senior notes	19,113		09/11/2022	4.125%
Unsecured bonds (4)	1,700		09/03/2021	8.91%
Unsecured bonds (4)	3,000		16/03/2018	TIIE + 15 basis points
Unsecured bonds (4)	3,000		06/12/2018	TIIE + 18 basis points
Unsecured bonds (4)	4,000		14/06/2021	TIIE + 38 basis points
Unsecured bonds (4)	3,000		01/09/2026	7.19%
Promissory notes (6)	67		03/10/2016	4.20%
Promissory notes (6)	606		03/10/2016	4.75%
Promissory notes (6)	1		03/10/2016	4.75%
Promissory notes (6)	14,950		03/10/2016	4.75%
Promissory notes (6)	55		26/10/2016	4.25%
Mortgage-backed bonds (5)	158		25/05/2032	5.00%
Mortgage-backed bonds (5)	13		25/05/2032	6.40%
Subordinated Capital Notes	25,191		01/30/2024	5.95%
	114,202
Transaction costs and accrued interest	431
Total debt securities outstanding	Ps.	114,633

(1)         Equals funding amounts taking into consideration redemptions.

(2)         Referred to in the local Mexican market as certificados de depósito bancario de dinero a plazo.

(3)         Referred to in the local Mexican market as bonos bancarios estructurados.

(4)         Referred to in the local Mexican market as certificados bursátiles bancarios.

(5)         Referred to in the local Mexican market as certificados bursátiles.

(6)         Referred to in the local Mexican market as pagaré con rendimiento liquidable al vencimiento.

E.    Off-Balance Sheet Arrangements

In the ordinary course of our business, we are a party of certain activities to manage credit, market and operational risk.  These activities include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit.  We record our off-balance sheet arrangements as memorandum accounts, which are described more fully in Note 31 of our audited financial statements included in the 2015 Form 20-F.

We provide customers with off-balance sheet credit support through loan commitments.  Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms.  Since substantial portions of these commitments are expected to expire without our granting of any loans, total commitment amounts do not necessarily represent our actual future cash requirements.  These loan commitments totaled Ps.113,715 million and Ps.138,151 million as of December 31, 2015 and September 30, 2016, respectively.

The credit risk of both on- and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements.  To mitigate credit risk, we generally determine the need for specific covenant, guaranty and collateral requirements on a case-by-case basis depending on the nature of the financial instrument and the customer’s creditworthiness.  We may also require comfort letters.  The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable as well as deposits, stocks, bonds and other tradable securities that are generally held in our possession or at another appropriate custodian or depository.  The collateral is valued and inspected on a regular basis to ensure both its existence and adequacy.  Additional collateral is required when it is considered necessary by us.

The following table presents our outstanding contingent loans and other off-balance sheet assets as of December 31, 2015 and as of September 30, 2016:

	As of December 31,		As of September 30,
	2015		2016
	(Millions of pesos)		(Millions of pesos)
Proprietary record accounts:
Credit commitments	Ps.	113,715	Ps.	138,151
Assets in trust or mandate:
Trusts	141,287		149,281
Mandates(1)	243		243
Assets in custody or under administration(2)	3,346,631		3,560,531
Subtotal	Ps.	3,601,876	Ps.	3,848,206
Collateral received	Ps.	59,377	Ps.	99,354
Collateral received and sold or pledged as guarantee(3)	22,609		69,004
Investment banking transaction on behalf of third parties (net)(4)	432,809		501,251
Subtotal	514,795		669,609
Total	Ps.	4,116,671	Ps.	4,517,815

(1)         Assets received are managed under independent management trusts.  Mandates include the declared value of the assets subject to mandate contracts entered into by us.

(2)         This account includes the activity of third-party assets and securities received in custody or to be managed by us.

(3)         Collateral received and sold or pledged as guarantee is composed of all collateral received in reverse repurchase agreements in which we are the buying party that in turn is sold by us as a selling party.  This balance also includes the obligation of the borrower (or lender) to return to the lender (or borrower) the assets subject to the loan transaction carried out by us.

(4)         Cash and securities owned by customers and held in custody, pledged as collateral and managed by our bank and brokerage subsidiaries.

F.    Tabular Disclosure of Contractual Obligations

The table below presents our contractual obligations as of September 30, 2016.

	Payment due by period
	Less than 1 year		More than 1 year but less than 3 years		More than 3 years but less than 5 years		More than 5 years		Total
	(Millions of pesos)

Demand deposits	Ps.	374,450	Ps.	—	Ps.	—	Ps.	—	Ps.	374,450
Time deposits	147,952		93		40		—		148,085
Bank and other loans(1)	56,801		16,321		7,031		2,588		82,741
Marketable debt securities(1)	46,077		12,434		8,598		22,273		89,382
Subordinated liabilities	250		—		—		25,001		25,251
Repurchase agreements	111,466		—		—		—		111,466
Short positions	95,139		—		—		—		95,139
Operating lease obligations	371		889		739		6,511		8,510
Sundry creditors and other payables	39,248		1,197		92		—		40,537
Contractual interest payments(2)	20,830		8,711		6,441		2,591		38,573
Total	Ps.	892,584	Ps.	39,645	Ps.	22,941	Ps.	58,964	Ps.	1,014,134

(1)         Includes interest payments that are calculated by applying the interest rate in effect at September 30, 2016.

(2)         Calculated for demand deposits, time deposits, Bank and other loans, marketable debt securities and subordinated liabilities assuming a constant interest rate as of September 30, 2016 over time for all maturities.

The table above does not reflect amounts that we may have to pay on derivative contracts, as the amounts ultimately payable will depend upon movements in financial markets.

G.    Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements” in this Form 6-K.

ITEM 4.  LEGAL PROCEEDINGS

We are subject to certain claims and are party to certain legal proceedings in the normal course of our business.  We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our financial condition or results of operations.  There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or to our subsidiaries.

Banco Santander Mexico, in its role as trustee or other fiduciary, is party to certain legal proceedings in the normal course of its business.  We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.

We believe that our aggregate liability, if all legal proceedings were determined adversely to us, could result in significant losses not currently estimable by us.  As of September 30, 2016, we have recognized Ps.1,219 million (U.S.$63 million) as provisions for these legal actions (including tax-related litigation).  See Note 10.a to our unaudited condensed consolidated financial statements.

The Group estimates and provides for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax matters, to the extent that a current obligation exists, the losses are probable and can be reasonably estimated.  Significant judgment is required in making these estimates and the Group’s final liabilities may ultimately be materially different.  The Group’s actual losses may differ materially from recognized amounts.

ITEM 5.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

The principal types of risk inherent in our business are market, liquidity, credit and operational risks.  The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long-term, stable earnings growth.  Toward that end, our senior management places great emphasis on risk management.  For further information on market risk and risk management, see Note 48 to our audited financial statements included in the 2015 Form 20-F.

The table below presents our portfolios as of September 30, 2015 and 2016:

	As of September 30,
	2015			2016
	VaR (thousands of pesos)		Percentage of net capital (%)	VaR (thousands of pesos)		Percentage of net capital (%)
Trading desks	Ps.	71,174.43	0.07%	Ps.	58,164.70	0.05%
Market Making	62,780.70		0.06%	35,971.49		0.03%
Proprietary Trading	24,401.79		0.02%	26,282.59		0.02%
Risk factor
Interest Rate	71,389.36		0.07%	52,516.57		0.05%
Foreign Exchange	6,463.92		0.01%	17,686.26		0.02%
Equity	4,994.26		0.00%	1,492.68		0.00%

The average Value at Risk (“VaR”) (based on month-end amounts) in the nine months ended September 30, 2016 was:

	VaR (thousands of pesos)		Percentage of net capital (%)
Trading desks	Ps.	67,984.67	0.06%
Market Making	50,944.84		0.05%
Proprietary Trading	30,226.21		0.03%
Risk factor
Interest Rate	61,899.54		0.06%
Foreign Exchange	13,166.41		0.01%
Equity	2,975.38		0.00%

The risk performance of our trading portfolio with regard to trading activity in financial markets from December 31, 2015 to September 30, 2016, measured by daily VaR in millions of pesos, is shown in the following graph.

The above graph shows that daily VaR from December 2015 to September 2016 remained at levels below the limit of U.S.$14 million (approximately Ps.230 million).

From December 2015 to September 2016, the average daily VaR of the Group’s market trading operations was Ps.70 million, the changes in VaR were mainly due to changes in the interest rate risk factor as a result of our trading book’s strategy. VaR modeling did not change during this period.

During the first nine months of 2016, the average daily VaR was Ps.68 million. VaR was at levels between Ps.50 million and Ps.66 million during the second quarter of 2016, as a result of interest rate increase expectations. As of September 30, 2016, VaR was Ps.58 million, as compared to Ps.70 million as of December 31, 2015.

The histogram below shows the distribution of risk in terms of daily VaR from December 2015 to September 2016. During this period levels of VaR remained between Ps.49 million and Ps.90 million on 91% of the days for which it was calculated.  Higher values of VaR (greater than Ps.90 million) represented 9% of the period.

Risk Histogram

Stress Tests

Below we present the different stress test scenarios based on different hypotheticals calculated for Grupo Financiero Santander Mexico’s trading book.

Probable Scenario

This scenario was defined based on movements derived from a standard deviation, with respect to risk factors that have an influence on the valuation of financial instruments included in Grupo Financiero Santander Mexico’s trading book for each period.  In summary, the movements applied to each risk factor were as follows:

•                  Interest rate (IR), volatility (Vol) and exchange rate (FX) risk factors were increased by one standard deviation.

•                  Equity risk factors (EQ) were decreased by one standard deviation.

The following table displays the possible profits (losses) for Grupo Financiero Santander Mexico’s trading book at the end of each quarter in the years presented, in millions of pesos, according to this stress scenario:

	As of March 31		As of June 30		As of September 30
	(Millions of pesos)
2016	Ps.	(14)	Ps.	(25)	Ps.	(6)

Possible Scenario

Under this scenario, risk factors were modified by 25%.  In summary, the movements applied to each risk factor were as follows:

•                  Risk factors: IR, Vol and FX were multiplied by 1.25 (they were increased by 25%).

•                  Risk factors EQ were multiplied by 0.75 (they were decreased by 25%).

The following table shows the possible profits (losses) for Grupo Financiero Santander Mexico’s trading book at the end of each quarter in the years presented, in millions of pesos, under this stress scenario:

	As of March 31		As of June 30		As of September 30
	(Millions of pesos)
2016	Ps.	59	Ps.	56	Ps.	431

Remote Scenario

Under this scenario, risk factors were modified by 50%.  In summary, the modifications applied to each risk factor were as follows:

•                  Risk factors IR, Vol and FX were multiplied by 1.50 (i.e., they were increased by 50%).

•                  Risk factors EQ were multiplied by 0.5 (i.e., they were decreased by 50%).

The following table shows the possible profits (losses) for Grupo Financiero Santander Mexico’s trading book at the end of each quarter in the years presented, in millions of pesos, pursuant to this stress scenario:

	As of March 31		As of June 30		As of September 30
	(Millions of pesos)
2016	Ps.	357	Ps.	354	Ps.	1,216

The following chart shows our NIM and market value of equity (“MVE”) limit consumption for 2014 to 2015 at year-end as well as for each month in 2016 (through September 30, 2016).

In 2016, 1% MVE sensitivity had a maximum of 68% in March and a minimum of 46% in September. The 1% MVE sensitivity changed direction, starting in May, going from 65% in April to 53% in May, as a result of a change in the methodology in the valuation of the loans due to the inclusion of a constant prepayment rate.  While 1% NIM sensitivity had a maximum of 67% in August and a minimum of 42% in May, these changes were due to short-term management activities that increased and decreased 1% NIM sensitivity beyond the average, respectively.

The internal risk units propose risk methodology and risk model changes to the Comprehensive Risk Management Committee.  The Comprehensive Risk Management Committee is responsible for approving, among other things, (i) methodologies to identify, measure, monitor, limit, control, inform and disclose the different types of risks to which we are exposed; (ii) models, parameters and scenarios used to measure and control risks and (iii) new transactions and services that involve risks.  This Committee holds monthly meetings and monitors that transactions are in line with the objectives, policies and procedures approved by the CNBV’s guidelines.

On an annual basis, the CNBV and Mexican Central Bank carry out an inspection visit to verify that we have complied with prudential rules established by CNBV regarding the comprehensive management of risk for credit institutions.  The agenda of the inspection visit includes a review of the functions of the Comprehensive Risk Management Committee.  Risk methodology and risk model validations and approvals are also reviewed as part of this inspection.

Liquidity Gap

The following table shows the liquidity gap of our assets and liabilities of different maturities as of September 30, 2016.  The reported amounts include cash flows from interest on fixed and variable rate instruments.  The interest on variable rate instruments is determined using the forward interest rates for each period presented:

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	133,639	Ps.	110,414	Ps.	146	Ps.	—	Ps.	11	Ps.	42	Ps.	41	Ps.	—	Ps.	22,987
Loans	709,355		102,275		74,246		57,038		84,636		202,939		82,165		125,636		(19,581)
Trade Finance	—		—		—		—		—		—		—		—		—
Intragroup	147		—		—		—		—		—		—		—		147
Securities	307,415		266,983		1		1		1		14,026		—		—		26,403
Permanent	5,213		—		—		—		—		—		—		—		5,213
Other Balance Sheet Assets	64,026		—		—		—		—		—		—		—		64,026
Total Balance Sheet Assets	1,219,795		479,671		74,393		57,039		84,648		217,007		82,205		125,636		99,196
Money Market	(234,138)		(200,897)		(7,080)		(4,567)		(11,178)		(2,313)		(3,758)		—		(4,346)
Deposits	(498,703)		(143,168)		(57,963)		(46)		(20,901)		(276,625)		—		—		—
Trade Finance	(320)		—		—		—		—		—		—		—		(320)
Intragroup	—		—		—		—		—		—		—		—		—
Long-Term Funding	(167,736)		(18,183)		(6,008)		(11,631)		(23,872)		(65,077)		(13,572)		(29,392)		—
Equity	(106,484)		—		—		—		—		—		—		—		(106,484)
Other Balance Sheet Liabilities	(95,324)		—		—		—		—		—		—		—		(95,324)
Total Balance Sheet Liabilities	(1,102,705)		(362,248)		(71,051)		(16,245)		(55,951)		(344,016)		(17,330)		(29,392)		(206,474)
Total Balance Sheet Gap	117,090		117,423		3,342		40,794		28,697		(127,009)		64,875		96,244		(107,278)
Total Off-Balance Sheet Gap	(5,960)		(12,426)		1,024		(7,914)		(4,128)		14,959		3,390		14,672		(15,538)
Total Structural Gap			Ps.	104,997	Ps.	4,366	Ps.	32,880	Ps.	24,570	Ps.	(112,050)	Ps.	68,266	Ps.	110,916	Ps.	(122,815)
Accumulated Gap			104,997		109,363		142,244		166,813		54,763		123,029		233,945		111,130

Interest Rate Risk Profile

The table below shows the distribution of interest rate risk by maturity as of September 30, 2016.  The reported amounts include estimated interest on fixed and variable rate instruments.  Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts determined based on the contractual spread for each period thereafter:

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	133,639	Ps.	40,071	Ps.	—	Ps.	—	Ps.	11	Ps.	42	Ps.	41	Ps.	—	Ps.	93,475
Loans	647,788		357,316		45,399		50,262		25,612		81,522		36,772		60,904		(9,999)
Trade Finance	—		—		—		—		—		—		—		—		—
Intragroup	147		—		—		—		—		—		—		—		147
Securities	328,353		18,728		5,245		40,866		2,402		42,951		41,480		20,364		156,317
Permanent	5,213		—		—		—		—		—		—		—		5,213
Other Balance Sheet Assets	64,026		—		—		—		—		—		—		—		64,026
Total Balance Sheet Assets	1,179,167		416,115		50,644		91,128		28,024		124,515		78,293		81,268		309,181
Money Market	(233,524)		(28,218)		(25,120)		(608)		—		—		—		—		(179,577)
Deposits	(498,703)		(199,504)		(10,820)		(2,682)		(31,314)		(254,383)		—		—		—
Trade Finance	(320)		—		—		—		—		—		—		—		(320)
Intragroup	—		—		—		—		—		—		—		—		—
Long-Term Funding	(161,606)		(62,511)		(1,083)		(1,093)		(1,841)		(32,269)		(5,896)		(25,678)		(31,236)
Equity	(106,484)		—		—		—		—		—		—		—		(106,484)
Other Balance Sheet Liabilities	(95,324)		—		—		—		—		—		—		—		(95,324)
Total Balance Sheet Liabilities	(1,095,961)		(290,233)		(37,024)		(4,383)		(33,154)		(286,652)		(5,896)		(25,678)		(412,942)
Total Balance Sheet Gap	83,206		125,882		13,620		86,745		(5,130)		(162,137)		72,397		55,590		(103,761)
Total Off-Balance Sheet Gap	(11,753)		11,007		118		(8,346)		(2,040)		4,233		(3,855)		(5,884)		(6,975)
Total Structural Gap			Ps.	136,888	Ps.	13,738	Ps.	78,399	Ps.	(7,170)	Ps.	(157,914)	Ps.	68,542	Ps.	49,706	Ps.	(110,736)
Accumulated Gap			136,888		150,627		229,025		221,856		63,942		132,484		182,190		71,453

Credit Risk

Recovery

Risks that we classify as past due loans based on noncompliance with the relevant payment schedule are assigned to our recovery units.  Our recovery units are fundamental to our management of past due loans and are intended to minimize the final losses we incur.  The recovery unit performs specialized risk management activities such as restructuring of loans, rescheduling payments or reaching a settlement agreement when the client is sued.  We have different risk management activities with respect to (i) business installment loans (principally commercial loans), (ii) revolving SME loans, (iii) mortgage loans, and (iv) credit card and consumer loans.

With respect to business installment loans, we do not have prequalified restructuring programs or schemes.  Instead, we negotiate with each debtor, review its capacity to make payments and the possibility of obtaining new  guarantees, and seek partial upfront payments as a sign of commitment.  Based on this information, we decide whether the debtor qualifies for restructuring.  Our success rate with respect to restructured business installment loans is approximately 72%.  This percentage is calculated based on the peso amount of the loans.  The time period that this success rate covers is 12 months.  This percentage is based on the total amount of renegotiated loans at the time of renegotiation.  Restructured business installment loans refer mainly to our renegotiated commercial loans.  See Note 12.e to our audited financial statements in the 2015 Form 20-F.

With respect to revolving SME loans, restructuring consists in eliminating the revolving characteristic of the credit and transforming it into an installment loan.

We do not have any prequalified restructuring programs or schemes for mortgage loans that have been classified as past due loans mainly due to the notarial and registration costs that such prequalified programs or schemes would entail.  Our recovery activities with respect to mortgage loans have resulted in average recoveries of approximately 78% of the principal amount due plus 90 days of accrued interest.

In relation to credit cards and consumer loans that are past due loans based on noncompliance with the relevant payment schedule, we offer restructuring plans that allow us to adjust the payments of our clients to their capacity to make payments and to address their reasons for missing previous payments.  These adjustments include reducing the rate and/or extending the period of payment for up to 60 months.  The credit card and consumer restructured loans are classified as non-performing when the loan subject to restructuring is either past due or non-performing.  Once the loan is classified as non-performing we must see evidence of sustained payment in order to reclassify the loan as performing.  Restructuring plans offered to our credit card holders have a recovery rate average of 46%.  Six months after restructuring, approximately 42% of consumer loans are current in terms of repayment.

The following table shows the average during the last 72 months (renegotiation vintages from January 2011 to September 2016) of the accumulated amount of restructured loans (performing and non-performing loans) that were classified as non-performing or charged off, as a percentage of the total amount of loans that was renegotiated at different points in time after the renegotiation:

	NPLs and charge-offs As a % of total renegotiated amount at indicated points in time
	at 6 months	at 12 months	at 18 months
Consumer Loans(1)
Performing at the time of the renegotiation	29%	38%	43%
Non-performing at the time of the renegotiation	58%	54%	54%
Total Consumer Loans	32%	40%	44%
Commercial Loans(2)
Performing at the time of the renegotiation	27%	27%	26%
Non-performing at the time of the renegotiation	40%	31%	23%
Total Commercial Loans	31%	28%	25%

(1)         Includes credit card and consumer loans.

(2)         Includes business installment and SME loans.

Based on the table above, the success rates for renegotiation vintages from January 2011 to September 2016 are as follows:

	Success Rates
	at 6 months	at 12 months	at 18 months
Consumer Loans(1)
Performing at the time of the renegotiation	71%	62%	57%
Non-performing at the time of the renegotiation	42%	46%	46%
Total Consumer Loans	68%	60%	56%
Commercial Loans(2)
Performing at the time of the renegotiation	73%	73%	74%
Non-performing at the time of the renegotiation	60%	69%	77%
Total Commercial Loans	69%	72%	75%

(1)         Includes credit card and consumer loans.

(2)         Includes business installment and SME loans.

The success rates tend to decrease going forward because the non-performing loans increase and accumulate as time passes after the restructuring.  The success rate for mortgages is not presented because renegotiations of mortgage loans are immaterial.

The following table shows point-in-time estimates of the success rates segmented by type of renegotiation, using the 2014 vintage and 2015 vintage performance as of September 30, 2016, to illustrate the different trends in our success rates for loans renegotiated due to concerns about credit (including impaired loans) and loans renegotiated due to factors other than concerns about credit.

	For the nine months ended September 30, 2015				For the nine months ended September 30, 2016
	Performing Loans				Performing Loans
	Renegotiated due to concerns about current or potential credit deterioration	Renegotiated due to other factors	Impaired Loans	Total	Renegotiated due to concerns about current or potential credit deterioration	Renegotiated due to other factors	Impaired Loans	Total
	(Millions of pesos)
Commercial	2,869	—	1,341	4,210	1,693	—	1,347	3,040
Mortgages	—	—	—	—	—	—	—	—
Consumer	886	—	172	1,058	917	—	173	1,090
Total	3,755	—	1,514	5,269	2,610	—	1,519	4,129

	at September 30, 2016 (18 months)*				at December 31, 2015 (12 months)
NPLs and charge offs
Commercial	42%	—%	59%	51%	—	—	—	—
Consumer	45%	—%	68%	50%	—	—	—	—
Total	44%	—%	61%	50%	—	—	—	—

	at September 30, 2016 (18 months)*				at December 31, 2015 (12 months)
Success Rate
Commercial	58%	—%	41%	49%	—	—	—	—
Consumer	55%	—%	32%	50%	—	—	—	—
Total	56%	—%	39%	50%	—	—	—	—

*                 From 12 to 24 months of performance at September 30, 2016 (18 months on average)

Success rates of renegotiated loans are reflected in the probability of default of the total portfolio, which includes performing, non-performing and renegotiated loans. In accordance with our allowance for impairment losses methodology, the probability of default is calculated based on observed default frequencies in the consumer and mortgage loan portfolios, and based on ratings in the commercial portfolio.

Renegotiated loans have decreased from 2.2% of the total consumer loan portfolio as of December 31, 2015 to 1.8% as of September 30, 2016.  Our probability of default estimates reflect the behavior of our customer mix, which includes renegotiated and non-renegotiated loans, as well as performing and non-performing loans.  The net decrease in the percentage of renegotiated loans between December 31, 2015 and September 30, 2016, is attributed to the movements set forth in the table below:

% of Total Consumer Loans
Renegotiated Loans at December 31, 2015*	2.2%
Collections/repayments on renegotiated loans	(0.9)%
Charge-offs	(0.2)%
Increase in consumer loan portfolio	0.0%
New renegotiations	0.9%
Renegotiated Loans at September 30, 2016	1.8%

*                 Our loan renegotiation policy limits renegotiations to once per year up to a maximum of three every five years.

Counterparty Risk

Set forth below are the net equivalent credit risk (“NET REC”) of the Counterparty Risk Lines and Issuer Risk Lines of Grupo Financiero Santander Mexico as of September 30, 2016, and the quarterly average equivalent credit risk (“REC”) of Counterparty Risk Lines and Issuer Risk Lines of Grupo Financiero Santander Mexico for the third quarter of 2016.

	As of September 30, 2016	Third quarter 2016 Average
	(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	16,680.21	17,263.28
Corporates	1,038.03	1,044.30
Companies	98.88	110.87

Set forth below are our REC lines’ maximum gross counterparty risk as of September 30, 2016, corresponding to types of derivatives transactions.

Maximum REC gross
As of September 30, 2016
(Millions of dollars)
Type of Derivative
Rate Derivatives	17,196.52
Exchange Rate Derivatives	26,128.07
Derivatives on bonds	0.13
Equity Derivatives	603.87
Total	43,928.59

*                 In our Interactive Risk Integrated System (IRIS), the gross equivalent credit risk does not consider mitigation by netting agreements and by collateral agreements with counterparties.

The expected loss of Grupo Financiero Santander Mexico as of September 30, 2016, and the quarterly average of the expected loss of the Counterparty Risk Lines and Issuer Risk Lines of the Bank for the third quarter of 2016, are concentrated as follows:

	Expected Loss
	As of September 30, 2016	Third quarter 2016 Average
		(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	10.98	10.86
Corporates	3.08	2.86
Companies	2.73	2.82

The Mexican financial institutions and foreign financial institutions segments are very active counterparties with whom we maintain current positions of financial instruments with Counterparty Credit Risk.  We mitigate Equivalent Credit Risk by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

The composition of total collateral received for derivatives transactions as of September 30, 2016 is as follows:

Cash Collateral	77.26%
Bonds Collateral Issued by the Mexican Federal Government	22.74%

With respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established for each collateral agreement.  In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty.  These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement.

The counterparty that receives the margin call has the right to analyze the valuation and it could result on discrepancies to solve.

In respect to the correlation between the collateral and the counterparty in derivatives transactions, Grupo Financiero Santander Mexico confirms that, at this time, the eligible collateral consists on government bonds and cash collateral, so as a result there are no adverse effects due to correlation between the counterparty and the collateral.

In the hypothetical stressed scenario, assuming that the Institution’s credit rating decreases and the impact of this credit rating decrease on the collateral that the Institution would have to deliver, this stressed test confirms that there would not be significant impact; a few of the thresholds established on the Institution’s collateral agreements are dependent on the Institution’s credit rating.

ITEM 6.  RECENT EVENTS

On April 21, 2016, the Board of Directors accepted the resignation of Mr. Fernando Ruiz Sahagún as President of the Remuneration Committee, and approved the appointment of Mr. Antonio Purón Mier y Terán, as the new President of the Remuneration Committee.

Mr. Didier Mena Campos was appointed Chief Financial Officer effective May 2, 2016.

On July 21, 2016, the Board of Directors approved modifications to the organizational structure of the Group, as follows:

On October 27, 2016, the Board of Directors appointed Mr. Jorge Leandro Pazos Pochettino as the Group’s new Chief Compliance Officer, effective as of November 1, 2016.

The Group seeks to maximize the capital and operational efficiency of its structure and, therefore, is evaluating internal restructuring alternatives, including mergers among Grupo Financiero Santander Mexico and its subsidiaries.

In addition, we expect to make significant investments and improvements in our information technology infrastructure and in our product offering (such as mobile banking products) in order to remain competitive.  In particular, we are allocating Ps.15 billion over the next three years to, among other things, upgrade our CRM and digital platforms, transform our multichannel distribution network and introduce multifunction ATMs. Any failure to effectively improve or upgrade our information technology infrastructure and management information systems and our product offerings in a timely manner could have a material adverse effect on us.

2016 U.S. Presidential Election

The results of the 2016 United States presidential and congressional elections have generated volatility in the global capital markets and have created uncertainty about the relationship between the United States and Mexico. This volatility and uncertainty, as well as changes in administrative and governmental policies of the new administration may affect the Mexican economy and may materially harm our business, financial condition and results of operations. During the election campaign, President-elect Trump made comments suggesting that he was not supportive of the North American Free Trade Agreement (NAFTA) and suggested that his administration would implement changes with respect to United States policy regarding immigration from Mexico. It remains unclear what specifically President-elect Trump will seek to do with respect to these matters, and what support he would have for any potential changes with respect to such matters in the United States Congress. Any material change to United States trade and immigration policy with respect to Mexico could have a material adverse effect on the Mexican economy, which could adversely affect credit quality and dampen business volumes.  Additionally, since the election, the Mexican peso and interest rates in Mexico have experienced a period of heightened volatility.  If such conditions continue or if economic conditions in Mexico are otherwise negatively affected, our business, financial condition and results of operations may also be negatively affected. In particular, the increased risk of further depreciation in the peso together with increased inflation and potential limits on exports from Mexico to the United States could have a material adverse effect on our clients and their ability to repay indebtedness to us.

INDEX TO FINANCIAL STATEMENTS

(a)     Index to Financial Statements

Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries

Unaudited condensed consolidated financial statements in accordance with International Financial Reporting Standards as of December 31, 2015 and September 30, 2016, and for the nine-month periods ended September 30, 2015 and 2016

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS OF
DECEMBER 31, 2015 AND SEPTEMBER 30, 2016

(Millions of Pesos)

	Note	12/31/2015	09/30/2016
ASSETS

CASH AND BALANCES WITH CENTRAL BANK		59,788	50,602

FINANCIAL ASSETS HELD FOR TRADING:		328,117	299,673
Debt instruments	5	209,158	126,752
Equity instruments	5	2,178	1,859
Trading derivatives	21	116,781	171,062

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:	5	27,358	69,162
Loans and advances to credit institutions — Reverse repurchase agreements		735	65,522
Loans and advances to customers — Reverse repurchase agreements		26,623	3,640

AVAILABLE-FOR-SALE FINANCIAL ASSETS:	5	113,620	143,376
Debt instruments		113,525	143,262
Equity instruments		95	114

LOANS AND RECEIVABLES:	5	598,887	662,874
Loans and advances to credit institutions		57,599	58,726
Loans and advances to customers, net		535,277	590,170
Debt instruments		6,011	13,978

HEDGING DERIVATIVES	22	12,121	13,798

NON-CURRENT ASSETS HELD FOR SALE	6	1,101	1,029

TANGIBLE ASSETS	7	5,551	5,412

INTANGIBLE ASSETS:	8	4,877	5,339
Goodwill		1,734	1,734
Other intangible assets		3,143	3,605

TAX ASSETS:		18,673	20,296
Current		1,501	3,629
Deferred		17,172	16,667

OTHER ASSETS		5,942	10,038

TOTAL ASSETS		1,176,035	1,281,599

LIABILITIES AND EQUITY

FINANCIAL LIABILITIES HELD FOR TRADING:		174,576	272,529
Trading derivatives	21	124,565	177,390
Short positions	9	50,011	95,139

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:	9	204,829	125,233
Deposits from Central Bank —Repurchase agreements		145,159	28,337
Deposits from credit institutions — Repurchase agreements		325	17,321
Customer deposits —Repurchase agreements		46,083	65,808
Customer deposits — Certificates of deposit		639	651
Marketable debt securities		12,623	13,116

FINANCIAL LIABILITIES AT AMORTIZED COST:	9	659,186	727,964
Deposits from credit institutions		54,349	84,830
Customer deposits		493,291	519,795
Marketable debt securities		74,826	76,266
Subordinated liabilities		22,788	25,251
Other financial liabilities		13,932	21,822

HEDGING DERIVATIVES	22	9,568	15,785

PROVISIONS:	10	6,694	7,414
Provisions for pensions and similar obligations		4,031	4,383
Provisions for tax and legal matters		1,092	1,219
Provisions for off-balance sheet risk		952	1,064
Other provisions		619	748

TAX LIABILITIES:		673	2,161
Current		642	2,106
Deferred		31	55

OTHER LIABILITIES		10,849	11,301

TOTAL LIABILITIES		1,066,375	1,162,387

SHAREHOLDERS’ EQUITY:	11	109,269	118,622
Share capital		25,658	25,658
Share premium		11,415	11,415
Accumulated reserves		58,193	68,569
Profit for the year attributable to the Parent		14,003	12,980

VALUATION ADJUSTMENTS:		380	578
Available-for-sale financial assets		(520)	(814)
Cash flow hedges		900	1,392

TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE PARENT		109,649	119,200

NON-CONTROLLING INTERESTS		11	12

TOTAL EQUITY		109,660	119,212
TOTAL LIABILITIES AND EQUITY		1,176,035	1,281,599

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated balance sheets.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2016

(Millions of Pesos)

	Note	09/30/2015	09/30/2016

Interest income and similar income	12	46,719	55,924
Interest expenses and similar charges	13	(15,325)	(19,836)
NET INTEREST INCOME		31,394	36,088
Income from equity instruments	14	110	110
Fee and commission income	15	13,337	14,186
Fee and commission expenses	16	(2,822)	(3,482)
Gains/(losses) on financial assets and liabilities (net)	17	1,914	2,612
Exchange differences (net)		1	1
Other operating income		411	406
Other operating expenses		(2,255)	(2,411)
TOTAL INCOME		42,090	47,510
Administrative expenses:		(15,845)	(16,909)
Personnel expenses		(8,301)	(8,694)
Other general administrative expenses		(7,544)	(8,215)
Depreciation and amortization		(1,435)	(1,577)
Impairment losses on financial assets (net):		(11,843)	(12,175)
Loans and receivables	5	(11,843)	(12,175)
Impairment losses on other assets (net):		(11)	—
Non-current assets held for sale		(11)	—
Provisions (net)		(225)	(632)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)		5	16
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net)		68	236
OPERATING PROFIT BEFORE TAX		12,804	16,469
Income tax	23	(3,005)	(3,488)
PROFIT FROM CONTINUING OPERATIONS		9,799	12,981
PROFIT FROM DISCONTINUED OPERATIONS (net)		—	—
CONSOLIDATED PROFIT FOR THE PERIOD		9,799	12,981
Profit attributable to the Parent		9,798	12,980
Profit attributable to non-controlling interests		1	1

EARNING PER SHARE (pesos)	3
From continuing and discontinued operations:
Basic earnings per share (pesos)		1.45	1.91
Diluted earnings per share (pesos)		1.44	1.91
From continuing operations:
Basic earnings per share (pesos)		1.45	1.91
Diluted earnings per share (pesos)		1.44	1.91

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated income statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE NINE-MONTH PERIODS  ENDED SEPTEMBER 30, 2015 AND 2016

(Millions of Pesos)

	Note	09/30/2015	09/30/2016

PROFIT FOR THE PERIOD		9,799	12,981

OTHER COMPREHENSIVE INCOME:

Items that will not be reclassified subsequently to the consolidated income statement:
Remeasurement of defined benefit obligation from the year	1	(247)	257
Income tax relating to items that will not be reclassified subsequently	1	74	(77)
		(173)	180

Items that may be reclassified subsequently to the unaudited condensed consolidated income statement:
Available-for-sale financial assets:
Valuation adjustments		72	(397)
Amounts reclassified to unaudited condensed consolidated income statement		(161)	(121)
Income tax		47	224

Cash flow hedges:
Valuation adjustments		49	(527)
Amounts reclassified to unaudited condensed consolidated income statement		1,225	1,230
Income tax		(382)	(211)
		850	198

Other comprehensive income for the period, net of income tax		677	378

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		10,476	13,359

Attributable to the Parent		10,475	13,358
Attributable to non-controlling interests		1	1

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated statements of comprehensive income.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2016

(Millions of Pesos)

	Share Capital	Share Premium	Accumulated Reserves	Profit Attributable to the Parent	Valuation Adjustments	Total Shareholders’ Equity Attributable to the Parent	Non- Controlling Interests	Total Equity

BALANCES AT JANUARY 1, 2015	25,658	11,415	52,160	13,288	(244)	102,277	10	102,287
Consolidated profit for the period	—	—	—	9,798	—	9,798	—	9,798

Other changes in equity:
Transfer to accumulated reserves	—	—	13,288	(13,288)	—	—	—	—
Dividends declared	—	—	(3,534)	—	—	(3,534)	—	(3,534)
Treasury shares	—	—	(50)	—	—	(50)	—	(50)
Recognition of share-based payments	—	—	82	—	—	82	—	82
Other comprehensive income/(loss) for the period,net of income tax	—	—	(173)	—	850	677	—	677
BALANCES AT SEPTEMBER 30, 2015	25,658	11,415	61,773	9,798	606	109,250	10	109,260

BALANCES AT JANUARY 1, 2016	25,658	11,415	58,193	14,003	380	109,649	11	109,660
Consolidated profit for the period	—	—	—	12,980	—	12,980	1	12,981

Other changes in equity:
Transfer to accumulated reserves	—	—	14,003	(14,003)	—	—	—	—
Dividends declared	—	—	(3,844)	—	—	(3,844)	—	(3,844)
Treasury shares	—	—	22	—	—	22	—	22
Recognition of share-based payments	—	—	15	—	—	15	—	15
Other comprehensive income/(loss) for the period,net of income tax	—	—	180	—	198	378	—	378
BALANCES AT SEPTEMBER 30, 2016	25,658	11,415	68,569	12,980	578	119,200	12	119,212

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated statements of changes in total equity.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2016

(Millions of Pesos)

	09/30/2015	09/30/2016
A. CASH FLOWS FROM OPERATING ACTIVITIES:	1,750	(8,406)
Profit for the period	9,799	12,981

Adjustments made to obtain the cash flows from operating activities-	(989)	(113)
Depreciation and amortization	1,435	1,577
Impairment losses on other assets (net)	11	(16)
(Gains)/losses on disposal of non-current assets held for sale not classified as discontinued operations	(68)	(236)
(Gains)/losses on disposal of assets not classified as non-current assets held for sale	(5)	—
Income tax expense recognized in unaudited condensed consolidated income statement	3,005	3,488
Expense recognized with respect to equity-settled share-based payments	82	15
Effect of foreign exchange rate changes on foreign currency cash deposits	(5,449)	(4,941)

Net (increase)/decrease in operating assets-	(244,370)	(118,920)
Financial assets held for trading	(146,409)	28,412
Other financial assets at fair value through profit or loss	(16,572)	(41,804)
Available-for-sale financial assets	(13,769)	(40,715)
Loans and receivables	(61,206)	(62,287)
Other operating assets	(6,414)	(2,526)

Net increase/(decrease) in operating liabilities-	238,193	100,615
Financial liabilities held for trading	63,714	97,953
Other financial liabilities at fair value through profit or loss	88,134	(79,596)
Financial liabilities at amortized cost	79,234	65,160
Other operating liabilities	7,111	17,098
Income tax paid	(993)	(3,079)
Dividends received from equity instruments	110	110

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(1,910)	(1,899)
Payments-	(1,916)	(1,901)
Tangible assets	(814)	(559)
Intangible assets	(1,102)	(1,342)

Proceeds-	6	2
Disposal of tangible assets	6	2

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(3,584)	(3,822)
(Payments)/Proceeds	(3,584)	(3,822)
Dividends paid to owners	(3,534)	(3,844)
Treasury shares	(50)	22

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	5,449	4,941
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	1,705	(9,186)
F. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	51,823	59,788
G. CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	53,528	50,602

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated statements of cash flows.

Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries

Notes to the unaudited condensed consolidated financial statements as of December 31, 2015 and September 30, 2016 and for the nine-month periods ended September 30, 2015 and 2016

(In millions of Mexican pesos)

1.                  Introduction, basis of presentation of the condensed consolidated financial statements and other information

a)                 Introduction

Grupo Financiero Santander México, S.A.B. de C.V. together with its subsidiaries (hereinafter, the “Group”) is a subsidiary of Banco Santander, S.A. in Spain (hereinafter, “Banco Santander (Spain)”) and is authorized by the Mexican Ministry of Finance and Public Credit (“SHCP”) to operate as a financial group under the form and terms established by the Mexican Financial Groups Law (“Ley para Regular las Agrupaciones Financieras”), subject to the supervision and oversight of the Mexican National Banking and Securities Commission (hereinafter, the “CNBV”) and the Mexican Central Bank (hereinafter, “the Central Bank”, “Mexican Central Bank” or “Banco de México”). The Group and its subsidiaries are regulated, depending on their activities, by the CNBV, the Central Bank and other applicable laws.

Per legal requirements, the Group has unlimited liability for the obligations assumed and losses incurred by each of its subsidiaries.

The main subsidiary of the Group is Banco Santander (México), S.A. (hereinafter, the “Bank”), which is a private-law entity, subject to the rules and regulations governing banking institutions operating in Mexico. The Bank conducts its business through branches and offices located throughout Mexico. The Bank is one of the largest private-sector banks in Mexico. The main offices of the Group are located at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Ciudad de México.

The main activity of the Group’s subsidiaries is to carry out financial services operations, including full-banking services and brokerage services.

b)                 Basis of presentation of the unaudited condensed consolidated financial statements

These unaudited condensed consolidated financial statements were prepared and are presented in accordance with the International Accounting Standard (IAS) 34 Interim Financial Reporting from International Financial Reporting Standards (hereinafter, “IFRS”) as issued by the International Accounting Standards Board (hereinafter, “IASB”).

The unaudited condensed consolidated financial statements were authorized for issuance by the Audit Committee on November 17, 2016.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorized for issuance, focusing on new activities, events and circumstances occurring during the nine-month period ended September 30, 2016, and does not duplicate information previously reported in the latest annual consolidated financial statements authorized for issuance.

Consequently, these unaudited condensed consolidated financial statements do not include all the information required of complete consolidated financial statements prepared in accordance with IFRS as issued by the IASB and, accordingly, for a proper understanding of the information included in these unaudited condensed consolidated financial statements, they should be read together with the Group’s audited consolidated financial statements as of December 31, 2015 and for the year then ended.

No significant events occurred during the nine-month period ended September 30, 2016.

The accounting policies and methods used in preparing these unaudited condensed consolidated financial statements are the same as those applied in the audited consolidated financial statements as of December 31, 2015, taking into account those standards and interpretations effective subsequent as described in the Group’s audited consolidated financial statements as of December 31, 2015 and for the year then ended which did not have a material effect on these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated financial statements as of September 30, 2016 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented and all such adjustments are of a normal recurring nature.

Except for the standards detailed below, the Group has not yet adopted the new or revised standards detailed in Note 1.b of the audited consolidated financial statements as of December 31, 2015. Management is currently analyzing the effects of adopting these new standards and has not yet quantified the potential impacts they may have on the unaudited condensed consolidated financial statements. The future impact that the adoption of these standards has not been determined as of the date of this report.

Annual Improvements to IFRS 2012 — 2014 Cycle

(Effective for annual periods beginning on or after January 1, 2016):

Standard	Subject of amendment	Details

IFRS 7 Financial Instruments: Disclosure	Applicability of the amendments to IFRS 7 on offsetting disclosure to condensed interim financial statements

Amendments to IFRS 7 were made to remove uncertainty as to whether the disclosure requirements on offsetting financial assets and financial liabilities (introduced in December 2011 and effective for periods beginning on or after January 1, 2013) should be included in condensed interim financial statements, and if so, whether in all condensed interim financial statements after January 1, 2013 or only in the first year.

The amendments clarify that the offsetting disclosures are not explicitly required for all interim periods. However, the disclosures may need to be included in condensed interim financial statements to comply with IAS 34 Interim Financial Reporting.

The amendments apply retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

IAS 34 Interim Financial Reporting	Disclosure of information “elsewhere in the interim report”

The amendments clarify the requirements relating to information required by IAS 34 that is presented elsewhere within the interim financial report but outside the interim financial statements.

The amendments require that such information be incorporated by way of a cross-reference from the interim financial statements to the other part of the interim financial report that is available to users on the same terms and at the same time as the interim financial statements.

The amendments apply retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

The application of these amendments did not have a material effect on our unaudited condensed consolidated financial statements.

In relation to significant not yet adopted accounting standards:

IFRS 9 Financial Instruments (as revised in 2014)

(Effective for annual periods beginning on or after January 1, 2018)

IFRS 9 issued in November 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a “fair value through other comprehensive income” (FVTOCI) measurement category for certain simple debt instruments.

Management anticipates that the application of IFRS 9 in the future may have a material impact on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until the Group undertakes a detailed review.

IFRS 15 Revenue from Contracts with Customers

(Effective for annual periods beginning on or after January 1, 2018)

In May 2014, IFRS 15 was issued, which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers.

IFRS 15 is effective for reporting periods beginning on or after January 1, 2018 with early application permitted. Entities can choose to apply the Standard retrospectively or to use a modified transition approach, which is to apply the Standard retrospectively only to contracts that are not completed contracts at the date of initial application (for example, January 1, 2018 for an entity with a December 31 year-end). Management anticipates that the application of IFRS 15 in the future may have a non-material impact on the amounts reported and disclosures made in the Group’s consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until the Group performs a detailed review.

c)                  Accounting estimates

Unless otherwise described in these financial interim the consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement basis and estimates used by the management in preparing the nine-month period unaudited condensed consolidated financial statements. The main accounting policies and measurement basis are described in Note 2 to the unaudited condensed consolidated financial statements.

These estimates, which were made based on the best information available, relate to the following:

•                      Fair value measurement of certain financial instruments;

•                      Fair value estimates used in disclosures;

•                      Allowance for impairment losses and provisions for off-balance sheet risks;

•                      Provisions for pensions and similar obligations;

•                      The recognition and measurement of certain provisions and contingencies;

•                      The recognition and measurement of deferred tax assets;

•                      Income tax expense, which, in accordance with IAS 34, is recognized in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

•                      Goodwill and business combinations; and

•                      Impairment of goodwill.

During the nine-month period ended September 30, 2016 there were no significant changes in the estimates made at 2015 year-end other than those indicated in these unaudited condensed consolidated financial statements.

d)                 Comparative information

The information regarding 2015 and contained in these unaudited consolidated financial statements is presented for comparison purposes only.

e)                  Seasonality of the Group’s transactions

In view of the business activities carried on by the Group’s entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the unaudited condensed consolidated financial statements as of September 30, 2016 and for the nine-month period then ended.

f)                    Materiality

In determining the information to be disclosed on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the unaudited condensed consolidated financial statements as of September 30, 2016 and for the nine-month period then ended.

g)                 Events after the reporting period

No significant events occurred from October 1, 2016 to the date on which these unaudited consolidated financial statements were authorized for issue.

2.                  Accounting policies

Unless otherwise described in these interim financial reports, the accounting policies, presentation and measurement basis applied in preparing the unaudited condensed consolidated financial statements as of September 30, 2016 and for the nine-month period then ended are consistent with those applied in the preparation of the Group’s audited consolidated financial statements for the year ended December 31, 2015.

a)                 Basis of consolidation

Note 49 to the consolidated financial statements for the year ended December 31, 2015 provide relevant information on the Group’s companies that were consolidated at that date and on the equity-accounted Group companies.

During the nine-month period ended September 30, 2016, no changes have occurred in the method and in the scope of consolidation.

b)                 Measurement of financial assets and liabilities and recognition of fair value changes

The following table shows a summary of the fair values of the financial assets and liabilities at December 31, 2015 and September 30, 2016, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	12/31/2015			09/30/2016
	Published			Published
	Price			Price
	Quotations in			Quotations in
	Active	Internal		Active	Internal
	Markets	Models	Total	Markets	Models	Total
ASSETS:
Financial assets held for trading	210,349	117,768	328,117	128,595	171,078	299,673
Other financial assets at fair value through profit or loss	—	27,358	27,358	—	69,162	69,162
Available-for-sale financial assets	111,415	2,205	113,620	143,306	70	143,376
Hedging derivatives	—	12,121	12,121	—	13,798	13,798
	321,764	159,452	481,216	271,901	254,108	526,009
LIABILITIES:
Financial liabilities held for trading	429	174,147	174,576	222	272,307	272,529
Other financial liabilities at fair value through profit or loss	—	204,829	204,829	—	125,233	125,233
Hedging derivatives	—	9,568	9,568	—	15,785	15,785
	429	388,544	388,973	222	413,325	413,547

Set forth below are the financial instruments at fair value whose measurement was based on valuation techniques as of December 31, 2015 and as of September 30, 2016:

	Fair Values Calculated Using Internal Models at 12/31/2015	Fair Values Calculated Using Internal Models at 09/30/2016	Valuation Techniques	Main Inputs
ASSETS:
Financial assets held for trading:	117,768	171,078
Debt instruments	1,002	168	Present value (non-closed formula solution) and local volatility model with partial differential equation method	Interest rate yield curves, quoted equity price and extrapolation of the implied volatility surface
Trading derivatives:

Interest rate options	1,141	1,038	Black-Scholes model with closed-formula solution	Interest rate yield curves and implied volatility surface
Market index options	1,238	895	Black-Scholes model with closed-formula solution, local volatility model with partial differential equation and local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, index prices, implied volatility surface, historical correlations and dividends estimation
Exchange rate options	520	451	Black-Scholes model with trinomial tree method and with closed-formula solution	Interest rate yield curves, quoted exchange rates and implied volatility surface
Swaps	106,670	160,780	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Market index futures	115	31	Present value (non-closed formula solution)	Interest rate yield curves, quoted equity prices and index levels
Interest rate futures	59	10	Hull-White model with analytic method	Interest rate yield curves, implied volatility surface and a mean reversion parameter assumption (2%)
Exchange rate futures	7,023	7,705	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates
Other financial assets at fair value through profit or loss:	27,358	69,162

Loans and advances to credit institutions — Reverse repurchase agreements	735	65,522	Present value (non-closed formula solution)	Interest rate yield curves

Loans and advances to customers — Reverse repurchase agreements	26,623	3,640	Present value (non-closed formula solution)	Interest rate yield curves

Financial assets available-for sale:	2,205	70

Debt instruments	2,135	—	Present value (non-closed formula solution)	Interest rate yield curves

Equity instruments	70	70	Other	Value of shareholders’ equity

Hedging derivatives:	12,121	13,798

Swaps	7,984	12,641	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates

Exchange rate futures	4,137	1,157	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates
	159,452	254,108

	Fair Values Calculated Using Internal Models at 12/31/2015	Fair Values Calculated Using Internal Models at 09/30/2016	Valuation Techniques	Main Inputs

LIABILITIES:
Financial liabilities held for trading:	174,147	272,307

Trading derivatives:
Interest rate options	1,461	1,073	Black-Scholes model with closed-formula solution	Interest rate yield curves and implied volatility surface.
Market index options	844	720	Black-Scholes model with closed-formula solution, local volatility model with partial differential equation method and local volatility model with Monte Carlo method	Interest rate yield curves, quoted equity, index prices, index levels, implied volatility surface, historical correlations and dividends estimation
Exchange rate options	452	657	Black-Scholes model with closed-formula solution and trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface
Swaps	114,443	167,648	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates
Index and securities futures	163	13	Present value (non-closed formula)	Interest rate yield curves, quoted equity and index levels
Interest rate futures	343	150	Hull-White model with analytic method	Interest rate yield curves, implied volatility surface and a mean reversion parameter assumption (2%)
Exchange rate futures	6,430	6,907	Present value (non-closed formula solution)	Interest rate yield curves and quoted exchange rates
Short positions:

Debt instruments	50,011	95,139	Present value (non-closed formula solution)	Interest rate yield curves

Other financial liabilities at fair value through profit or loss:	204,829	125,233

Deposits from Central Bank — Repurchase Agreements	145,159	28,337	Present value (non-closed formula solution)	Interest rate yield curves

Deposits from credit institutions — Repurchase agreements	325	17,321	Present value (non-closed formula solution)	Interest rate yield curves

Customer deposits — Repurchase agreements	46,083	65,808	Present value (non-closed formula solution)	Interest rate yield curves

Customer deposits — Certificates of deposits	639	651	Present value (non-closed formula solution)	Interest rate yield curves

Marketable debt securities	12,623	13,116	Present value (non-closed formula solution) and Black-Scholes model with closed-formula solution	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation
Hedging derivatives:	9,568	15,785

Swaps	3,907	7,333	Present value (non-closed formula solution)	Interest rate yield curves

Exchange rate futures	5,661	8,452	Present value (non-closed formula solution)	Interest rate yield curves
	388,544	413,325

During the nine-month period ended September 30, 2016, there were no significant changes in the internal models nor in the unobservable data inputs used in comparison with the valuation techniques detailed in Note 2.d of the Group´s audited consolidated financial statements as of December 31, 2015.

During the nine-month periods ended September 30, 2015 and 2016, there were no transfers between levels of fair value hierarchy.

The detail of the financial assets and liabilities measured using internal models is as follows:

	Fair Values Calculated Using Internal Models
	12/31/2015	09/30/2016

ASSETS:
Level 2	159,233	253,940
Level 3	219	168
	159,452	254,108
LIABILITIES:
Level 2	388,544	413,325
Level 3	—	—
	388,544	413,325

The measurements derived using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, management considers that the fair value of the financial assets and liabilities recognized in the unaudited consolidated balance sheets and the gains and losses arising from these financial instruments are reasonable stated.

The Group has financial assets and financial liabilities, which are not measured at fair value in the unaudited condensed consolidated balance sheet as of September 30, 2016. Their carrying amounts are a reasonable approximation of their fair value. During the nine-month period ended as of September 30, 2016 there were no changes in the methodology and inputs used to calculate the fair value for each financial asset and financial liability class as detailed in Note 45.c to the audited consolidated financial statements as of December 31, 2015.

Financial instruments categorized in Level 3

The table below presents a breakdown of the financial instruments categorized in Level 3:

	12/31/2015	09/30/2016

ASSETS:
Financial assets held for trading	219	168
	219	168

The financial assets held for trading categorized in Level 3 are convertible bonds issued by Cemex. This hybrid financial instrument is valued using partial differential equation solver given the embedded equity option (whose underlying is CEMEX.CPO shares listed on Mexican Stock Exchange) on the debt instrument. Because the long-term implied volatility is not quoted directly in an active market or otherwise capable of estimates that are exclusively based on observable inputs and assumptions, this financial asset is classified as Level 3.

The following table provides a reconciliation of the movement between opening and closing balances of financial instruments categorized as Level 3, measured at fair value using a valuation technique with significant unobservable inputs:

Assets
Held for Trading

Beginning balance — January 1, 2015	903
Total gains/losses recognized in profit or loss	43
Purchases	1
Sales	(647)
New issuances	—
Settlements	(44)
Balance at September 30, 2015	256
Beginning balance — January 1, 2016	219
Total gains/losses recognized in profit or loss	65
Purchases	—
Sales	(102)
New issuances	—
Settlements	(14)
Balance at September 30, 2016	168

As of September 30, 2016, the potential impact on the unaudited condensed consolidated income statement of changing the main inputs used for the measurement of Level 3 financial instruments for other inputs, taking the highest (most favorable input) or lowest (least favorable) value of the range deemed reasonably possible, would be as follows:

	Potential Impact on the Unaudited Condensed Consolidated Income Statement
	Most Favorable Scenario	Least Favorable Scenario

ASSETS:
Financial assets held for trading	1	(1)

Because there is no options market for the underlying assets with maturities to this position, the assumptions reflected in the scenarios are based on the Group’s experience, which management believes are prudent, but reasonably possible.

The volatility used as input for the internal model for the convertible bond (36.14%) is an extrapolation of the observable volatility surface of a shorter-term market option of the underlying. The scenarios were based on the difference between the bid and offer quotations of the underlying options in the market divided by two and increased by 0.5% for each year the maturity of the convertible bond exceeds the market options maturity, which create a scenario with a change of 3.63% in volatility.

The least favorable scenario assumed the volatility of the underlying asset of the convertible bond at its maturity moved from 36.14% to 39.77%.

The most favorable scenario assumed the volatility of the underlying asset of the convertible bond at its maturity moved from 36.14% to 32.51%.

As alternative to sensitivity analysis, the Group uses a value-at-risk (VaR) technique. A detailed explanation about VaR technique and the main assumptions incorporated therein are described in Note 48 of the audited consolidated financial statements as of December 31, 2015. The VaR amounts as of September 30, 2016, including all financial instruments in the trading book positions of the Group, are as follows:

	Average	High	Low	09/30/2016

All financial instruments	68.24	98.59	49.49	58.16

Analyzed by category:
Instruments sensitive to interest rate	62.04	100.96	41.87	52.52
Instruments sensitive to equity market prices	4.17	19.51	1.09	1.49
Instruments sensitive to foreign currency exchange rates	14.05	39.08	2.37	17.69
Instruments sensitive to volatility movements	7.76	16.81	4.44	5.89

c)                  Offsetting of financial instruments

Financial asset and financial liability balances are offset, i.e., reported in the consolidated balance sheets at their net amount, only if the subsidiaries currently have a legally enforceable right to set-off the recognized amounts and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The disclosures set out in the tables below include financial assets and financial liabilities that:

•                      Are offset in the Group’s unaudited condensed consolidated balance sheets; or

•                      Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the unaudited condensed consolidated balance sheets.

The similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements. Similar financial instruments include derivatives, repurchase agreements, reverse repurchase agreements, and securities borrowing and lending agreements. Financial instruments such as loans and receivables and deposits are not disclosed in the tables below unless they are offset in the unaudited condensed consolidated balance sheets.

The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at December 31, 2015:

		Gross amount of financial liabilities offset in the	Net amount of financial assets presented in	Amount not offset in the unaudited condensed consolidated balance sheet
	Gross amount of financial assets	unaudited condensed consolidated balance sheet	the unaudited condensed consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial assets	128,902	—	128,902	(97,126)	(7,276)	(14,275)	10,225

Reverse repurchase agreements	27,358	—	27,358	—	(27,364)	—	(6)

Equity instruments	492	—	492	—	(551)	—	(59)

Total	156,752	—	156,752	(97,126)	(35,191)	(14,275)	10,160

As at September 30, 2016:

		Gross amount of financial liabilities offset in the	Net amount of financial assets presented in	Amount not offset in the unaudited condensed consolidated balance sheet
	Gross amount of financial assets	unaudited condensed consolidated balance sheet	the unaudited condensed consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial assets	184,860	—	184,860	(141,674)	(5,730)	(23,860)	13,596

Reverse repurchase agreements	69,162	—	69,162	—	(69,164)	—	(2)

Equity instruments	11	—	11	—	(18)	—	(7)

Total	254,033	—	254,033	(141,674)	(74,912)	(23,860)	13,587

The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at December 31, 2015:

		Gross amount of financial assets offset in the	Net amount of financial liabilities presented in	Amount not offset in the unaudited condensed consolidated balance sheet
	Gross amount of financial liabilities	unaudited condensed consolidated balance sheet	the unaudited condensed consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial liabilities	134,133	—	134,133	(97,126)	(770)	(24,076)	12,161

Repurchase agreements	191,567	—	191,567	—	(195,833)	—	(4,266)

Short positions - Securities loans (see Note 9.b)	23,605	—	23,605	—	(24,413)	—	(808)

Short positions — Short sales (see Note 9.b)	25,252	—	25,252	—	(25,242)	—	10

Total	374,557	—	374,557	(97,126)	(246,258)	(24,076)	7,097

As at September 30, 2016:

		Gross amount of financial assets offset in the	Net amount of financial liabilities presented in	Amount not offset in the unaudited condensed consolidated balance sheet
	Gross amount of financial liabilities	unaudited condensed consolidated balance sheet	the unaudited condensed consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial liabilities	193,175	—	193,175	(141,674)	(1,008)	(36,454)	14,039

Repurchase agreements	111,466	—	111,466	—	(112,227)	—	(761)

Short positions - Securities loans (see Note 9.b)	24,444	—	24,444	—	(25,091)	—	(647)

Short positions — Short sales (see Note 9.b)	68,852	—	68,852	—	(68,857)	—	(5)

Total	397,937	—	397,937	(141,674)	(207,183)	(36,454)	12,626

3.                  Dividends paid by the Group and earnings per share

3.1           Dividends paid by the Group

During the Ordinary General Annual Meeting of April 28, 2015, it was decided to allocate 3,534 million pesos from Accumulated reserves for the payment of dividends, which were paid to shareholders on May 29, 2015.

During the Ordinary General Annual Meeting of April 28, 2016, it was decided to allocate 3,844 million pesos from Accumulated reserves for the payment of dividends, which were paid to shareholders on May 26, 2016.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

3.2           Earnings per share from continuing operations and discontinued operations

i)           Basic earnings per share:

Basic earnings per share are calculated by dividing the net profit attributable to the Group by the weighted average number of shares outstanding during the nine-month period, excluding the average number of treasury shares, if any, held in the nine-month period.

Accordingly:

	09/30/2015	09/30/2016

Profit attributable to the Parent	9,798	12,980
Profit attributable to the Parent from discontinued operations (net of non-controlling interests)	—	—
Profit from continuing operations (net of non-controlling interests)	9,798	12,980
Weighted average number of shares outstanding	6,777,860,004	6,778,955,134
Adjusted number of shares	6,777,860,004	6,778,955,134
Basic earnings per share (pesos)	1.45	1.91
Basic earnings per share from discontinuing operations (pesos)	—	—
Basic earnings per share from continuing operations (pesos)	1.45	1.91

ii)       Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to the Parent and the weighted average number of shares issued, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	09/30/2015	09/30/2016

Profit attributable to the Parent	9,798	12,980
Profit attributable to the Parent from discontinued operations (net of non-controlling interests)	—	—
Profit from continuing operations (net of non-controlling interests)	9,798	12,980
Weighted average number of shares outstanding	6,777,860,004	6,778,955,134
Dilutive effect of rights on shares	8,534,909	7,439,779
Adjusted number of shares	6,786,394,913	6,786,394,913
Diluted earnings per share (pesos)	1.44	1.91
Diluted earnings per share from discontinued operations (pesos)	—	—
Diluted earnings per share from continuing operations (pesos)	1.44	1.91

4.                  Compensation of Directors, Executive Officers and other key management personnel

The Group considers as key management personnel the directors, the executive officers, the members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee and the remuneration committee.

Note 6 to the Group’s audited consolidated financial statements as of December 31, 2015 and for the year then ended includes information on the main compensation of directors, executive officers and other key management personnel. There were no significant changes in the Group’s main key personnel from December 31, 2015 to the date of preparation of these unaudited condensed consolidated financial statements as of September 30, 2016 and for the nine-month period then ended.

a)                 Remuneration of directors

Our shareholders establish the compensation of our directors at the annual shareholders’ meeting. Accordingly, only independent directors receive compensation for their duties. Under Mexican law, we are not required to disclose on an individual basis the compensation of our directors, our executive officers, the members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee and the remuneration committee, and we do not otherwise publicly disclose such information.

During the nine-month periods ended September 30, 2015 and 2016, the aggregate compensation paid to independent directors who were members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee, the remuneration committee and the Board of Directors of the Group amounted to 10 million pesos and to 10 million pesos paid as attendance fees, respectively.

b)                 Remuneration of executive officers

The aggregate amount for compensation and benefits generated for the nine-month periods ended September 30, 2015 and 2016 amounted to 96 million pesos and to 128 million pesos, respectively. The main benefits paid to the Group’s officers are Christmas bonus, vacation bonus, holidays, performance bonus, health care services, health insurance, life insurance and retirement fund.

The criteria for granting and paying bonus compensation vary according to the activities performed by the different areas and, therefore, payment of the bonus may vary depending on the department and activities performed by each member.

c)                  Post-employment and other long-term benefits

Our executive officers may participate in the same pension and medical expenses plan that is available to the Group’s employees, but at different contribution percentages to the ones made by the rest of the employees.

During the nine-month periods ended September 30, 2015 and 2016, the total post-employment benefits (including pension plan, medical expenses and life insurance policies) to executive officers amounted to 386 million pesos and 228 million pesos, respectively.

d)                 Share compensation plans

The Group established a share-based variable compensation plan for its executive officers and other executives (Local program) and participates in a corporate share-based plan applicable only to a certain group of executive officers (Corporate performance shares plan) (refer to Note 6.f, 42.d and 42.e of the Group’s audited consolidated financial statements as of December 31, 2015 and to Note 20.a of these unaudited condensed consolidated financial statements for further information).

e)                  Loans

The loans conferred to executive officers amounts to 52 million pesos and 27 million pesos as of December 31, 2015 and as of September 30, 2016, respectively.

5.                  Financial assets

a)               Breakdown

The breakdown by category for measurement purposes, of the Group’s financial assets, other than the balances relating to cash and balances with Central Bank and hedging derivatives, at December 31, 2015 and September 30, 2016 is as follows:

	12/31/2015
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables

Loans and advances to credit institutions	—	735	—	57,599
Of which:
Reciprocal accounts	—	—	—	14,192
Time deposits	—	—	—	98
Guarantee deposits - Collateral delivered for over-the- counter (“OTC”) derivatives transactions	—	—	—	30,223
Reverse repurchase agreements	—	735	—	—
Other accounts	—	—	—	13,086

Loans and advances to customers	—	26,623	—	535,277
Of which:
Commercial, financial and industrial loans	—	—	—	268,972
Public sector loans	—	—	—	59,922
Mortgage loans	—	—	—	116,404
Reverse repurchase agreements	—	26,623	—	—
Installment loans to individuals:
Revolving consumer credit card loans	—	—	—	45,929
Non revolving consumer loans	—	—	—	43,057
Impaired loans	—	—	—	19,742
Allowance for impairment losses	—	—	—	(18,749)

Debt instruments	209,158	—	113,525	6,011
Of which:
Mexican government debt securities	200,408	—	77,146	6,011
Of which:
Collateral delivered for OTC derivatives transactions	770	—	—	—
Foreign government debt securities	—	—	—	—
Of which:
Brazilian government debt securities	—	—	20,813	—
United States of America government debt securities	—	—	10,349	—
Debt securities issued by financial institutions	7,826	—	—	—
Other fixed-income interest debt securities	924	—	5,217	—

Equity instruments	2,178	—	95	—
Of which:
Shares of Mexican companies	2,152	—	95	—
Shares of foreign companies	26	—	—	—

Trading derivatives	116,781	—	—	—
Of which:
Interest rate risk	35,156	—	—	—
Currency risk	80,258	—	—	—
Market price risk	1,367	—	—	—
Other	—	—	—	—
	328,117	27,358	113,620	598,887

	09/30/2016
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables

Loans and advances to credit institutions	—	65,522	—	58,726
Of which:
Reciprocal accounts	—	—	—	13,623
Time deposits	—	—	—	100
Guarantee deposits - Collateral delivered for OTC derivatives transactions	—	—	—	36,483
Reverse repurchase agreements	—	65,522	—	—
Call money transactions granted	—	—	—	—
Other accounts	—	—	—	8,520

Loans and advances to customers	—	3,640	—	590,170
Of which:
Commercial, financial and industrial loans	—	—	—	313,469
Public sector loans	—	—	—	57,344
Mortgage loans	—	—	—	123,514
Reverse repurchase agreements	—	3,640	—	—
Installment loans to individuals:
Revolving consumer credit card loans	—	—	—	48,839
Non revolving consumer loans	—	—	—	46,466
Impaired loans	—	—	—	19,171
Allowance for impairment losses	—	—	—	(18,633)

Debt instruments	126,752	—	143,262	13,978
Of which:
Mexican government debt securities	116,674	—	105,768	13,978
Of which:
Collateral delivered for OTC derivatives transactions	—	—	—	—
Foreign government debt securities	—	—	—	—
Of which:
Brazilian government debt securities	—	—	31,394	—
United States of America government debt securities	6,782	—	—	—
Debt securities issued by financial institutions	3,128	—	—	—
Other fixed-income interest debt securities	168	—	6,100	—

Equity instruments	1,859	—	114	—
Of which:
Shares of Mexican companies	1,857	—	114	—
Shares of foreign companies	2	—	—	—

Trading derivatives	171,062	—	—	—
Of which:
Interest rate risk	48,719	—	—	—
Currency risk	121,406	—	—	—
Price risk	937	—	—	—
Other	—	—	—	—
	299,673	69,162	143,376	662,874

b)               Valuation adjustments for impairment of financial assets

Available-for-sale financial assets:

As indicated in Note 2 to the Group’s audited consolidated financial statements for the year ended December 31, 2015, changes in the carrying amounts of financial assets and liabilities are recognized with a charge or credit to the unaudited condensed consolidated income statement. However, in the case of available-for-sale financial assets the changes in fair value are recognized temporarily in the consolidated equity under Valuation adjustments - Available-for-sale financial assets.

The changes in fair value charged or credited to Valuation adjustments - Available-for-sale financial assets remain in the Group’s consolidated equity until the asset giving rise to them is derecognized, at which time they are recognized in the unaudited condensed consolidated income statement.

When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to impairment, they are no longer recognized in consolidated equity under Valuation adjustments - Available-for-sale financial assets and are recycled, for the cumulative amount at that date, to the unaudited condensed consolidated income statement.

As of September 30, 2015 and 2016, no permanent impairment of the available-for-sale financial assets has been recognized in the unaudited condensed consolidated income statement.

Allowance for impairment losses:

The changes in the impairment losses of the financial assets included under Loans and receivables in the nine-month periods ended September 30, 2015 and 2016 were as follows:

	2015	2016
Beginning balances at January 1	(15,198)	(18,749)

Impairment losses charged to income (*)	(12,920)	(13,590)
Of which:
Individually assessed	(4,531)	(3,902)
Collectively assessed	(8,389)	(9,688)
Write-off of impaired balances recorded against allowance for impairment losses	10,502	13,799
Others	(303)	(93)

Balances at September 30	(17,919)	(18,633)

(*) The amount of impairment losses on financial assets presented in the unaudited condensed consolidated income statement is net of recoveries and legal expenses in the amount of 1,077 million pesos in the nine-month period ended September 30, 2015 and 1,415 million pesos in the nine-month period ended September 30, 2016.

Impaired loans

The breakdown of the changes in the nine-month periods ended September 30, 2015 and 2016 in the balance of financial assets classified as Loans and receivables and considered to be impaired due to credit risk is as follows:

	2015	2016
Beginning balance at January 1	18,430	19,742

Additions	21,650	23,206
Transfers to performing loans	(9,758)	(9,978)
Written-off loans	(10,502)	(13,799)

Balance at September 30	19,820	19,171

Non-performing loans

Following is a breakdown of the financial assets classified as Loans and receivables and considered to be impaired due to credit risk as of December 31, 2015 and as of September 30, 2016, classified by type of loan and by age of the oldest past-due amount:

	With no Past-Due Balances or Less than 3	With Balances Past Due by
12/31/2015	Months Past Due	3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total

By type of loan:

Commercial, financial and industrial loans	2,449	1,050	699	337	5,138	9,673
Mortgage loans	1,446	553	909	673	2,933	6,514
Installment loans to individuals
Of which:
Revolving consumer credit cards loans	263	1,583	—	—	—	1,846
Non revolving consumer loans	381	803	508	9	8	1,709
	4,539	3,989	2,116	1,019	8,079	19,742

	With no Past-Due Balances or Less than 3	With Balances Past Due by
09/30/2016	Months Past Due	3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total

By type of loan and status:

Commercial, financial and industrial loans	2,455	420	1,383	1,047	3,371	8,676
Mortgage loans	1,601	249	942	919	2,967	6,678
Installment loans to individuals loans
Of which:
Revolving consumer credit cards loans	355	1,504	—	—	—	1,859
Non revolving consumer loans	334	195	1,393	10	26	1,958
	4,745	2,368	3,718	1,976	6,364	19,171

Contingent commitments

Contingent commitments include those irrevocable commitments that could give rise to the recognition of financial assets.

The breakdown is as follows:

	12/31/2015	09/30/2016

Available lines of credit cards and non-revolving consumer loans	72,841	79,398
Guarantees, documentary credits and loan commitments of commercial and public sector loans	40,609	58,440
Guarantees, documentary credits and loan commitments of commercial loans of small and medium-sized enterprises (SMEs)	265	313
Total	113,715	138,151

6.                  Non-current assets held for sale

The breakdown of Non-current assets held for sale is as follows:

	12/31/2015	09/30/2016

Non-current assets held for sale:
Foreclosed assets	1,101	1,029
	1,101	1,029

The total amount of foreclosed assets classified as non-current assets held for sale are intended for sale up to one year through the completion of auctions.

During the nine-month periods ended September 30, 2015 and 2016, there were no material impairment on foreclosed assets classified as non-current held for sale.

7.                  Tangible assets

a)               Changes in the period

There were no significant changes on Tangible assets in the nine-month period ended September 30, 2016 as noted below:

		Accumulated	Impairment	Carrying
	Cost	Depreciation	Losses	Amount

Buildings	7,172	(3,322)	—	3,850
IT equipment and fixtures	1,568	(910)	—	658
Furniture and vehicles	1,522	(854)	—	668
Others	375	—	—	375
Balances at December 31, 2015	10,637	(5,086)	—	5,551

Buildings	7,572	(3,751)	—	3,821
IT equipment and fixtures	1,726	(970)	—	756
Furniture and vehicles	1,549	(941)	—	608
Others	227	—	—	227
Balances at September 30, 2016	11,074	(5,662)	—	5,412

b)               Impairment losses

There were no impairment losses on Tangible assets in the nine-month periods ended September 30, 2015 and 2016.

c)                Other information

As of December 31, 2015 and as of September 30, 2016, the Group did not have any significant commitments to purchase buildings, IT equipment, furniture or vehicles.

8.                  Intangible assets

a)               Goodwill

There were no changes in Goodwill for the nine-month period ended September 30, 2016.

b)               Impairment test

In accordance with the estimates, projections, measurements and hypothesis, available to the Group’s management in the nine-month period ended September 30, 2016, the Group has not identified, nor has it recognized any impairment losses on Goodwill.

These hypotheses have not changed from those explained in Note 16 to the Group’s audited consolidated financial statements for the year ended December 31, 2015.

c)     Other intangible assets

In the nine-month period ended September 30, 2016 there were no significant changes in Other intangible assets as of December 31, 2015.

9.                  Financial liabilities

a)                           Breakdown

The breakdown by category for measurement purposes of the Group’s financial liabilities, other than hedging derivatives, as of December 31, 2015 and as of September 30, 2016 is as follows:

	12/31/2015
	Financial Liabilities held for Trading	Other Financial Liabilities at Fair Value through Profit or Loss	Financial Liabilities at Amortized Cost

Deposits from Central Bank and Credit Institutions	—	145,484	54,349
Of which:
Reciprocal accounts	—	—	1,609
Time deposits	—	—	18,950
Overnight deposits	—	—	9,228
Repurchase agreements	—	145,484	—
Other accounts	—	—	24,537
Accrued interest	—	—	25

Customer deposits	—	46,722	493,291
Of which:
Repurchase agreements	—	46,083	—
Certificates of deposits	—	639	—
Demand deposits:
Current accounts	—	—	347,737
Saving accounts	—	—	1
Other demand deposits:
Collateral received for OTC derivatives transactions	—	—	14,275
Others	—	—	10,377
Time deposits:
Fixed-term deposits	—	—	120,746
Accrued interest	—	—	155

Marketable debt securities	—	12,623	74,826
Of which:
Certificates of deposit (unsecured)	—	—	23,068
Senior unsecured notes	—	—	17,073
Structured bank bonds	—	12,623	565
Promissory notes	—	—	24,078
Unsecured bonds	—	—	9,846
Mortgage-backed bonds	—	—	196

Subordinated liabilities	—	—	22,788

Trading derivatives	124,565	—	—
Of which:
Interest rate risk	35,969	—	—
Currency risk	87,159	—	—
Market price risk	1,437	—	—

Short positions	50,011	—	—
Of which:
Securities loans	23,605	—	—
Short sales	26,406	—	—

Other financial liabilities	—	—	13,932
Of which:
Trade payables	—	—	1,183
Collection accounts:
Tax payables	—	—	969
Unsettled financial transactions	—	—	10,092
Other financial liabilities	—	—	1,688
	174,576	204,829	659,186

	09/30/2016
	Financial Liabilities held for Trading	Other Financial Liabilities at Fair Value through Profit or Loss	Financial Liabilities at Amortized Cost

Deposits from Central Bank and Credit Institutions	—	45,658	84,830
Of which:
Reciprocal accounts	—	—	4,417
Time deposits	—	—	26,715
Overnight deposits	—	—	18,087
Repurchase agreements	—	45,658	—
Other accounts	—	—	35,468
Accrued interest	—	—	143

Customer deposits	—	66,459	519,795
Of which:
Repurchase agreements	—	65,808	—
Certificates of deposit	—	651	—
Demand deposits:
Current accounts	—	—	374,450
Saving accounts	—	—
Other deposits:
Collateral received for OTC derivatives transactions	—	—	23,879
Others	—	—	311
Time deposits:
Fixed-term deposits	—	—	120,718
Accrued interest	—	—	437

Marketable debt securities	—	13,116	76,266
Of which:
Certificates of deposit (unsecured)	—	—	25,936
Senior unsecured notes	—	—	19,415
Structured bank bonds	—	13,116	332
Promissory notes	—	—	15,679
Unsecured bonds	—	—	14,733
Mortgage-backed bonds	—	—	171

Subordinated liabilities	—	—	25,251

Trading derivatives	177,390	—	—
Of which:
Interest rate risk	49,506	—	—
Currency risk	126,930	—	—
Market price risk	954	—	—

Short positions	95,139	—	—
Of which:
Securities loans	24,444	—	—
Short sales	70,695	—	—

Other financial liabilities	—	—	21,822
Of which:
Trade payables	—	—	1,257
Collection accounts:
Tax payables	—	—	764
Unsettled financial transactions	—	—	17,156
Other financial liabilities	—	—	2,645
	272,529	125,233	727,964

b)                 Short positions

Following is a breakdown of the carrying amount of Short positions:

	12/31/2015	09/30/2016

Securities loans:
Debt instruments	23,475	23,557
Equity instruments	130	887
	23,605	24,444

Short sales:
Debt instruments (*)	26,406	70,695
	50,011	95,139

(*) These figures include financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements of 25,252 million pesos and 68,852 million pesos as of December 31, 2015 and as of September 30, 2016, respectively.

c)     Marketable debt securities — Changes

The changes in Marketable debt securities classified as financial liabilities at fair value through profit or loss, were as follows:

	2015	2016
Beginning balances at January 1	5,306	12,623
Issues	8,866	1,811
Of which:
Structured bank bonds	8,866	1,811
Of which:
Banco Santander (México), S.A.	8,866	1,811
Redemptions	(1,144)	(1,267)
Of which:
Structured bank bonds	(1,144)	(1,267)
Of which:
Banco Santander (México), S.A.	(1,144)	(1,267)
Changes in fair value	(405)	(51)
Balances at December 31 and September 30	12,623	13,116

The changes in Marketable debt securities classified as financial liabilities at amortized cost were as follows:

	2015	2016

Beginning balance at January 1	53,771	74,826

Issues (*)	3,286,887	1,915,396
Of which:
Certificates of deposit (unsecured)	326,837	48,161
Senior unsecured notes	2,507	2,129
Structured bank bonds	18,499	12,872
Promissory notes	2,936,044	1,842,234
Unsecured bonds	3,000	10,000
Of which:
Banco Santander (México), S.A.	3,286,887	1,915,396

Redemptions (*)	(3,265,860)	(1,914,131)
Of which:
Certificates of deposit	(317,735)	(45,291)
Senior unsecured notes	(4)	1
Structured bank bonds	(18,240)	(13,112)
Promissory notes	(2,929,841)	(1,850,624)
Unsecured bonds	—	(5,080)
Mortgage backed bonds	(40)	(25)
Of which:
Banco Santander (México), S.A.	(3,265,820)	(1,914,106)
Santander Vivienda, S.A. de C.V.	(40)	(25)

Accrued interest	28	175
Balance at December 31 and September 30	74,826	76,266

(*)  Includes foreign exchange effect of marketable debt securities denominated in foreign currency.

d)                 Marketable debt securities - Other disclosures

As of December 31, 2015, the balance of the issues performed by the Group is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	157	01/04/2016	2.78%
Certificates of deposit (unsecured)	1,000	02/18/2016	3.53%
Certificates of deposit (unsecured)	2,300	02/18/2016	3.53%
Certificates of deposit (unsecured)	350	03/03/2016	3.36%
Certificates of deposit (unsecured)	1,150	03/03/2016	3.36%
Certificates of deposit (unsecured)	800	03/10/2016	3.38%
Certificates of deposit (unsecured)	300	03/17/2016	3.53%
Certificates of deposit (unsecured)	1,000	03/31/2016	3.36%
Certificates of deposit (unsecured)	2,000	04/28/2016	3.36%
Certificates of deposit (unsecured)	500	05/04/2016	3.36%
Certificates of deposit (unsecured)	500	05/04/2016	3.36%
Certificates of deposit (unsecured)	14	05/16/2016	3.20%
Certificates of deposit (unsecured)	450	05/26/2016	3.36%
Certificates of deposit (unsecured)	2,140	05/26/2016	3.36%
Certificates of deposit (unsecured)	750	06/02/2016	3.38%
Certificates of deposit (unsecured)	1,170	06/09/2016	3.53%
Certificates of deposit (unsecured)	1,200	06/17/2016	3.34%
Certificates of deposit (unsecured)	300	05/20/2016	3.34%
Certificates of deposit (unsecured)	1,700	06/30/2016	3.40%
Certificates of deposit (unsecured)	450	07/21/2016	3.40%
Certificates of deposit (unsecured)	550	07/21/2016	3.36%
Certificates of deposit (unsecured)	50	07/21/2016	3.30%

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	17	02/08/2016	3.20%
Certificates of deposit (unsecured)	600	08/25/2016	3.40%
Certificates of deposit (unsecured)	1	08/29/2016	3.20%
Certificates of deposit (unsecured)	1,500	11/03/2016	1.14%
Certificates of deposit (unsecured)	1	08/29/2016	3.20%
Certificates of deposit (unsecured)	12	02/19/2016	3.20%
Certificates of deposit (unsecured)	2	01/25/2016	3.20%
Certificates of deposit (unsecured)	500	11/24/2016	3.42%
Certificates of deposit (unsecured)	19	02/12/2016	0.75%
Certificates of deposit (unsecured)	19	02/25/2016	0.75%
Certificates of deposit (unsecured)	6	10/17/2016	0.75%
Certificates of deposit (unsecured)	86	05/17/2016	0.50%
Certificates of deposit (unsecured)	82	01/05/2016	0.15%
Certificates of deposit (unsecured)	124	01/05/2016	0.10%
Certificates of deposit (unsecured)	78	01/05/2016	0.15%
Certificates of deposit (unsecured)	172	01/07/2016	0.10%
Certificates of deposit (unsecured)	126	01/12/2016	0.10%
Certificates of deposit (unsecured)	84	01/14/2016	0.25%
Certificates of deposit (unsecured)	127	01/15/2016	0.25%
Certificates of deposit (unsecured)	82	01/19/2016	0.35%
Certificates of deposit (unsecured)	129	01/21/2016	0.35%
Certificates of deposit (unsecured)	69	01/20/2016	0.30%
Certificates of deposit (unsecured)	140	01/26/2016	0.35%
Certificates of deposit (unsecured)	61	01/06/2016	0.20%
Certificates of deposit (unsecured)	168	01/28/2016	0.35%
Certificates of deposit (unsecured)	1	01/04/2016	0.15%
Certificates of deposit (unsecured)	1	02/02/2016	0.18%
	23,038
Accrued interest	30
	23,068

Senior unsecured notes	16,984	11/09/2022	4.125%
Accrued interest	89
	17,073

Structured bank bonds	34	01/04/2016	5.00%
Structured bank bonds	30	07/01/2016	Interbank Equilibrium Interest Rate (“TIIE”)
Structured bank bonds	150	07/01/2016	Guaranteed rate subject to exchange rate
Structured bank bonds	150	07/14/2016	TIIE
Structured bank bonds	10	07/25/2016	TIIE
Structured bank bonds	185	08/11/2016	TIIE
Structured bank bonds(*)	53	03/16/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	12	03/24/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	52	04/07/2016	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	368	09/08/2017	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	270	11/17/2016	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	587	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	13	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	22	10/14/2016	Guaranteed rate subject to Hang Seng
Structured bank bonds(*)	42	03/13/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	9	06/29/2016	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	147	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	49	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	17	12/14/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	12	04/06/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	110	11/06/2017	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	228	08/24/2016	Guaranteed rate subject to HSCEI and S&P 500
Structured bank bonds(*)	321	02/19/2018	Guaranteed rate subject to IXE
Structured bank bonds(*)	1,083	03/02/2018	Guaranteed rate subject to FSTE 100

	Amount	Maturity Date	Rate

Structured bank bonds(*)	518	03/06/2017	Guaranteed rate subject to HSCEI, S&P 500, SX5E and NIKKEI 225
Structured bank bonds(*)	935	04/03/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	16	04/19/2016	Guaranteed rate subject to S&P500
Structured bank bonds(*)	24	05/09/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	142	05/16/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	22	05/25/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	123	05/31/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	798	06/29/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	705	03/02/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	150	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	137	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	469	06/27/2018	2.00%
Structured bank bonds(*)	9	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	567	08/03/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	491	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	115	07/12/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	10	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	118	08/10/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	149	08/30/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	123	08/30/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	98	09/20/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	124	09/27/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	142	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds(*)	543	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	223	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	47	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	70	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	941	10/23/2020	TIIE
Structured bank bonds(*)	18	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	928	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	159	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	9	11/05/2020	TIIE
Structured bank bonds(*)	135	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	174	12/14/2020	Guaranteed rate subject to SXDP
	13,186
Transaction costs and accrued interest (net)	2
	13,188

Promissory notes	10,000	01/25/2016	3.47%
Promissory notes	53	01/19/2016	3.25%
Promissory notes	66	01/04/2016	3.20%
Promissory notes	13,950	01/04/2016	3.25%
	24,069
Accrued interest	9
	24,078

Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	2,800	09/21/2016	TIIE + 50 basis points
Unsecured bonds	1,300	09/21/2016	TIIE + 50 basis points
Unsecured bonds	980	11/23/2017	9.05%
Unsecured bonds	3,000	12/06/2018	TIIE + 18 basis points
	9,780
Accrued interest	66
	9,846

Mortgage-backed bonds	183	05/25/2032	5.00%
Mortgage-backed bonds	13	05/25/2032	6.40%
	196
Accrued interest	—
	196

(*) Marketable debt securities classified as financial liabilities at fair value through profit or loss.

As of September 30, 2016 the balance of the issues performed by the Group is as follows:

	Amount	Maturity Date	Rate

Certificate of deposit (unsecured)	210	10/03/2016	4.58%
Certificate of deposit (unsecured)	1,500	11/03/2016	4.61%
Certificate of deposit (unsecured)	13	11/09/2016	4.32%
Certificate of deposit (unsecured)	500	11/24/2016	4.61%
Certificate of deposit (unsecured)	600	12/23/2016	4.69%
Certificate of deposit (unsecured)	1,000	01/20/2017	4.72%
Certificate of deposit (unsecured)	500	02/01/2017	4.65%
Certificate of deposit (unsecured)	500	02/10/2017	4.68%
Certificate of deposit (unsecured)	2,500	02/17/2017	4.72%
Certificate of deposit (unsecured)	630	02/17/2017	4.72%
Certificate of deposit (unsecured)	800	03/02/2017	4.65%
Certificate of deposit (unsecured)	530	03/09/2017	4.68%
Certificate of deposit (unsecured)	1,100	04/12/2017	4.69%
Certificate of deposit (unsecured)	80	04/12/2017	4.69%
Certificate of deposit (unsecured)	300	04/21/2017	4.64%
Certificate of deposit (unsecured)	2,000	04/26/2017	4.65%
Certificate of deposit (unsecured)	2,000	04/27/2017	4.65%
Certificate of deposit (unsecured)	1,000	05/04/2017	4.68%
Certificate of deposit (unsecured)	1,730	05/26/2017	4.65%
Certificate of deposit (unsecured)	1,000	06/01/2017	4.68%
Certificate of deposit (unsecured)	700	06/05/2017	4.69%
Certificate of deposit (unsecured)	700	06/09/2017	4.72%
Certificate of deposit (unsecured)	300	06/28/2017	4.68%
Certificate of deposit (unsecured)	800	07/20/2017	4.65%
Certificate of deposit (unsecured)	50	07/25/2017	4.52%
Certificate of deposit (unsecured)	500	07/27/2017	4.68%
Certificate of deposit (unsecured)	1,000	08/15/2017	4.64%
Certificate of deposit (unsecured)	100	09/11/2017	4.64%
Certificate of deposit (unsecured)	1,000	09/25/2017	4.65%
Certificate of deposit (unsecured)	233	10/04/2016	0.10%
Certificate of deposit (unsecured)	218	10/06/2016	0.10%
Certificate of deposit (unsecured)	618	10/11/2016	0.10%
Certificate of deposit (unsecured)	266	10/13/2016	0.10%
Certificate of deposit (unsecured)	6	10/17/2016	0.75%
Certificate of deposit (unsecured)	18	10/18/2016	0.10%
Certificate of deposit (unsecured)	178	10/18/2016	0.10%
Certificate of deposit (unsecured)	160	10/18/2016	0.10%
Certificate of deposit (unsecured)	229	10/20/2016	0.10%
Certificate of deposit (unsecured)	77	10/25/2016	0.10%
Certificate of deposit (unsecured)	48	10/25/2016	0.10%
Certificate of deposit (unsecured)	71	10/27/2016	0.10%
Certificate of deposit (unsecured)	43	11/09/2016	0.60%
Certificate of deposit (unsecured)	2	11/14/2016	0.55%
Certificate of deposit (unsecured)	97	11/14/2016	0.60%
Certificate of deposit (unsecured)	1	11/14/2016	0.45%
	25,908
Accrued interest	28
	25,936

Structured bank bonds	10	10/04/2016	8.00%
Structured bank bonds	39	10/05/2016	6.60%
Structured bank bonds	29	10/06/2016	17.78%
Structured bank bonds	10	10/07/2016	14.50%
Structured bank bonds	10	10/11/2016	7.00%
Structured bank bonds	10	10/24/2016	10.00%
Structured bank bonds	100	11/16/2016	Guaranteed rate subject to exchange rate
Structured bank bonds	10	11/25/2016	5.30%
Structured bank bonds	19	10/11/2016	12.21%
Structured bank bonds	13	11/01/2016	10.00%
Structured bank bonds	50	10/18/2016	7.00%
Structured bank bonds	19	10/11/2016	11.59%
Structured bank bonds(*)	482	03/06/2017	Guaranteed rate subject to HSCEI, S&P 500, SX5E and NIKKEI 225
Structured bank bonds(*)	914	10/23/2020	TIIE
Structured bank bonds(*)	987	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	524	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	938	04/03/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	213	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	169	12/14/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	244	11/17/2016	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	153	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	479	06/29/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	129	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	213	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	327	02/19/2018	Guaranteed rate subject to IXE
Structured bank bonds(*)	117	04/26/2019	Guaranteed rate subject to Euro SX7E

	Amount	Maturity Date	Rate

Structured bank bonds(*)	139	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	139	05/16/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	120	05/31/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	116	07/12/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	66	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	445	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	166	09/08/2017	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	157	06/06/2018	TIIE
Structured bank bonds(*)	171	02/23/2021	TIIE
Structured bank bonds(*)	92	09/04/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	83	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	45	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	53	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	396	04/23/2021	TIIE
Structured bank bonds(*)	120	08/30/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	95	09/20/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	120	09/27/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	46	04/26/2019	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	592	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	146	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds(*)	22	05/25/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	17	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	27	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	466	06/27/2018	2.00%
Structured bank bonds(*)	26	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	28	10/03/2019	Guaranteed rate subject to NKY and SXE
Structured bank bonds(*)	22	05/12/2021	TIIE
Structured bank bonds(*)	19	05/23/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	13	04/26/2019	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	16	04/03/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	1,001	03/02/2018	Guaranteed rate subject to FSTE 100
Structured bank bonds(*)	9	11/05/2020	TIIE
Structured bank bonds(*)	17	12/14/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	9	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	24	05/09/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	15	03/16/2021	TIIE
Structured bank bonds(*)	9	03/27/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	9	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	9	12/29/2016	TIIE
Structured bank bonds(*)	6	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	10	12/21/2017	TIIE
Structured bank bonds(*)	5	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	5	04/03/2018	Guaranteed rate subject to SXEE
Structured bank bonds(*)	10	02/14/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	13	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	12	04/06/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	39	03/05/2018	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	12	03/24/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	39	03/05/2018	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	40	03/13/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	51	03/16/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	51	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	24	10/14/2016	Guaranteed rate subject to Hang Seng
Structured bank bonds(*)	522	08/03/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	581	03/02/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	122	08/10/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	153	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	155	08/30/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	115	11/06/2017	Guaranteed rate subject to S&P500
Structured bank bonds(*)	202	07/18/2017	Guaranteed rate subject to IPC
	13,440
Accrued interest	8
	13,448

Senior notes	19,113	11/09/2022	4.125%
Accrued interest	302
	19,415

Promissory notes	67	10/03/2016	4.20%
Promissory notes	606	10/03/2016	4.75%
Promissory notes	1	10/03/2016	4.75%
Promissory notes	14,950	10/03/2016	4.75%
Promissory notes	55	10/26/2016	4.25%
	15,679
Accrued interest	—
	15,679

Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	3,000	03/16/2018	TIIE + 15 basis points

	Amount	Maturity Date	Rate

Unsecured bonds	3,000	12/06/2018	TIIE + 18 basis points
Unsecured bonds	4,000	06/14/2021	TIIE + 38 basis points
Unsecured bonds	3,000	09/01/2026	7.19%
	14,700
Accrued interest	33
	14,733

Mortgage-backed bonds	158	05/25/2032	5.00%
Mortgage-backed bonds	13	05/25/2032	6.40%
	171
Accrued interest	—
	171

(*) Marketable debt securities classified as financial liabilities at fair value through profit or loss.

e)     Subordinated liabilities — other disclosures

The breakdown of the balance of Subordinated liabilities is as follows:

			09/30/2016
Currency of Issue	12/31/2015	09/30/2016	Outstanding Issue Amount in Foreign Currency	Annual Interest Rate (%)

Balance at year-end (million USD)	1,321	1,303
Balance at year-end (million pesos)	22,788	25,251	1,300,000,000 USD	5.95%

10.           Provisions

a)                 Breakdown

The breakdown of Provisions is as follows:

	12/31/2015	09/30/2016

Provisions for pensions and similar obligations	4,031	4,383
Provisions for tax and legal matters	1,092	1,219
Provisions for off-balance sheet risk	952	1,064
Other provisions	619	748
Provisions	6,694	7,414

b)      Changes

The changes in Provisions in the nine-month periods ended September 30, 2015 and September 30, 2016 were as follows:

	2015	2016
Beginning balances at January 1	6,086	6,694
Additions to provisions	741	1,234
Of which:
Provisions for pensions and similar obligations	521	615
Provisions for tax and legal matters	28	345
Provisions for off-balance-sheet risk	12	112
Other provisions	180	162
Provisions for Pensions and Similar Obligations charged to income	521	615
Of which:
Defined benefit plan	311	385
Defined contribution plan	210	230
Payments and other movements	(287)	(514)
Balances at September 30	6,540	7,414

c)     Provisions for pensions and similar obligations

No significant changes have occurred in the nine-month period ended September 30, 2016 based on the information reported in Note 24.c to the Group’s audited consolidated financial statements for the year ended December 31, 2015.

d)     Other disclosures

As of December 31, 2015 and as of September 30, 2016, the projected benefit obligation of the insured retirees surrendered to Principal México Compañía de Seguros, S.A. de C.V. (hereinafter, “Principal”) and the long-term account receivable with Principal for the funds that it transferred thereto was 906 million pesos and 888 million pesos, respectively. For presentation purposes, the arrangement has no impact on net assets as the asset and liability are offset. Refer to Note 24.d. to the Group’s audited consolidated financial statements for the year ended December 31, 2015 for further description.

e)     Litigations

i.                     Tax-related proceedings

As of December 31, 2015 and September 30, 2016, the Group has recognized provisions that cover any liabilities that might arise from tax-related proceedings.

The total amount of payments made by the Group arising from Tax-proceeding in the nine-month period ended September 30, 2016 is not material with respect to these unaudited condensed consolidated financial statements.

ii.                 Other tax issues

The Group operates a branch in Nassau through which it carries out tax-free operations principally involving derivative instruments. The Tax Administration Service reviewed the operations of the Nassau branch and determined that the Group is liable for Mexican withholding taxes. During December 2009, the Group negotiated a settlement with the Mexican tax authorities for cumulative back withholding taxes on transactions carried out from 2004 through 2009. The Group made settlement payments of 14 million pesos and 16 million pesos during the nine-month periods ended September 30, 2015 and 2016, respectively.

iii.             Non-tax-related proceedings

As of December 31, 2015 and September 30, 2016, because of its business activities, the Group has had certain claims and lawsuits representing contingent liabilities filed against it. Notwithstanding, management and its internal and external legal and labor advisers do not expect such proceedings to have a material effect on the consolidated financial statements in the event of an unfavorable outcome.

As of December 31, 2015 and September 30, 2016, the Group has recognized provisions for the amounts of 991 million pesos and 1,147 million pesos, respectively, for matters, which based on the opinion of its internal and external legal advisers, management has assessed losses to be probable. Management considers such provisions to be adequate and, based on its best estimates, does not believe that actual losses will vary materially from the recognized provisions.

The total amount of payments made by the Group arising from litigation in the nine-month periods ended September 30, 2015 and 2016 is not material with respect to these unaudited condensed consolidated financial statements.

iv.               Mexican Bank Savings Protection Institute (hereinafter, “IPAB”)

On January 19, 1999, the IPAB was approved and created to establish a bank savings protection system in favor of depositors that perform guaranteed banking transactions (deposits, loans and credits), and to regulate financial support granted to full service banking institutions in order to protect the interests of depositors.

IPAB’s resources come from the mandatory contributions paid by financial entities, according to the risk to which they are exposed. Such contributions are calculated based on the capitalization level of each financial group and other indicators set forth in IPAB’s bylaws issued by its Board of Directors. These contributions must be equivalent to one-twelfth of four-thousandths of the monthly average of the daily balances of funding activities of the applicable month. As of December 31, 2015 and September 30, 2016 the Group has provisions for 187 million pesos and 191 million pesos, respectively.

11.           Shareholders’ equity

In the nine-month periods ended September 30, 2015 and 2016, there were no quantitative or qualitative changes in the Shareholders’ equity other than those indicated in the unaudited condensed consolidated statements of changes in total equity.

During the Ordinary General Annual Meeting of April 28, 2015, it was allocated 3,534 million pesos from Accumulated reserves for the payment of dividends, which were paid to shareholders on May 29, 2015.

During the Ordinary General Annual Meeting of April 28, 2016, it was allocated 3,844 million pesos from Accumulated reserves for the payment of dividends, which were paid to shareholders on May 26, 2016.

12.           Interest income and similar income

The breakdown of the main interest income and similar income items earned in the nine-month periods ended September 30, 2015 and 2016 is as follows:

	09/30/2015	09/30/2016

Cash and balances with the Central Bank	822	988
Loans and advances to credit institutions	1,559	1,658
Loans and advances to customers	36,946	43,020
Debt instruments	7,213	9,763
Hedging derivatives	144	430
Other interest income	35	65
	46,719	55,924

13.           Interest expenses and similar charges

The breakdown of the main items of interest expenses and similar charges accrued in the nine-month periods ended September 30, 2015 and 2016 is as follows:

	09/30/2015	09/30/2016

Deposits from credit institutions	3,994	4,851
Customer deposits	6,689	9,840
Marketable debt securities	1,406	1,840
Subordinated liabilities	929	1,082
Hedging derivatives	376	152
Other interest expenses	1,931	2,071
	15,325	19,836

14.           Income from equity instruments

The breakdown of Income from equity instruments for the nine-month periods ended September 30, 2015 and 2016 is as follows:

	09/30/2015	09/30/2016

Equity instruments classified as:
Financial assets held for trading	44	32
Of which:
Naftrac (ETF)	10	7
Bolsa Mexicana de Valores, S.A.B de C.V.	14	15
América Móvil, S.A.B, de C.V.	1	1
Grupo México, S.A.B. de C.V.	2	—
Wal-Mart de México, S.A.B. de C.V.	6	3
Fomento Económico Mexicano, S.A.B. de C.V.	1	1
S&P 500 ETF	4	—
iShares MSCI Mexico Capped	3	—
Others	3	5

Available-for-sale financial assets	66	78
Of which:
TransUnión de México, S.A.	51	57
Dun & Bradstreet de México S.A. de C.V.	15	20
Others	—	1
	110	110

15.           Fee and commission income

The breakdown of Fee and commission income for the nine-month periods ended September 30, 2015 and 2016 is as follows:

	09/30/2015	09/30/2016

Collection and payment services:
Service charges on deposits accounts	677	694
Credit and debit cards	3,438	3,910
Checks and others	191	185
	4,306	4,789
Marketing of nonbanking financial products:
Investment funds management	1,031	1,231
Capital markets and securities activities	214	315
Collection and payment services	1,585	1,755
Insurance	3,101	3,242
Financial advisory services	1,215	879
	7,146	7,422
Securities services:
Administration and custody	362	403
	362	403
Other:
Foreign currency transactions	632	776
Other fees and commissions	891	796
	1,523	1,572
	13,337	14,186

16.           Fee and commission expenses

The breakdown of Fee and commission expenses for the nine-month periods ended September 30, 2015 and 2016 is as follows:

	09/30/2015	09/30/2016

Credit and debit cards	1,458	1,985
Checks and others	17	17
Collections and transactional services	99	120
Fund management	41	26
Capital markets and securities activities	100	138
Financial advisory services	33	1
Other fees and commissions	1,074	1,195
	2,822	3,482

17.           Gains/(losses) on financial assets and liabilities (net)

The breakdown of Gains/(losses) on financial assets and liabilities (net) by type of instrument for the nine-month periods ended September 30, 2015 and 2016 is as follows:

	09/30/2015	09/30/2016

Financial instruments held for trading	1,606	2,552
Of which:
Debt instruments	724	376
Equity instruments	464	195
Derivatives	398	1,984
Others	20	(2)

Recognized profit from sale of financial instruments available-for-sale	161	121
Hedging derivatives	147	(61)
Of which:
Fair value hedge — hedged items	135	517
Fair value hedge — hedging derivative instruments	6	(579)
Cash flow hedge inefficiency	6	1
	1,914	2,612

18.           Operating segments

The Group has three operating segments, as described below:

•                      Retail Banking: the Retail Banking segment encompasses the entire commercial banking business. The retail banking activities include products and services for SMEs such as personal loans, deposit-taking, employee payroll accounts for corporate customers, credit and debit cards and overdraft facilities.

•                      Global Corporate Banking: this segment reflects the Global Corporate Banking business in Mexico, including all the managed treasury departments and the equities business. The global corporate banking activities include products and services for our corporate customers, such as investment banking and project finance.

•                      Corporate Activities: this segment includes the centralized management business relating to financial and industrial investments, the financial management of the structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations and assets and liabilities management.

The Group does not carry out significant operations outside Mexico and does not have any individual customers that account for 10% or more of the Group’s interest and similar income for the nine-month periods ended September 30, 2015 and 2016.

The nine-month period ended September 30, 2015 of the unaudited condensed consolidated income statement and other significant data (assets and liabilities as of December 31, 2015) are as follows:

		Global
	Retail	Corporate	Corporate
	Banking	Banking	Activities	Total

Net interest income	27,459	2,876	1,059	31,394
Income from equity instruments	—	30	80	110
Net fee and commission income	8,939	1,574	2	10,515
Gains/(losses) on financial assets and liabilities and exchange differences (net)	664	736	515	1,915
Other operating income/(expenses) (net)	(1,463)	(373)	(8)	(1,844)
Total income	35,599	4,843	1,648	42,090

Administrative expenses	(14,075)	(1,593)	(177)	(15,845)
Depreciation and amortization	(1,370)	(61)	(4)	(1,435)
Impairment losses on financial assets (net)	(11,033)	(810)	—	(11,843)
Impairment losses on other assets (net)	—	—	(11)	(11)
Provisions (net)	58	26	(309)	(225)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	—	—	5	5
Gains/(losses) on disposal of non-current-assets not classified as discontinued operations (net)	—	—	68	68
Operating profit before tax	9,179	2,405	1,220	12,804
Income tax				(3,005)
Profit from continuing operations				9,799
Profit from discontinued operations (net)				—
Profit for the year				9,799
Profit attributable to the Parent				9,798
Profit attributable to non-controlling interest				1
Total assets	473,402	524,120	178,513	1,176,035
Total liabilities	403,929	412,336	250,110	1,066,375

The nine-month period ended September 30, 2016 of the unaudited condensed consolidated income statement and other significant data (assets and liabilities as of September 30, 2016) are as follows:

		Global
	Retail	Corporate	Corporate
	Banking	Banking	Activities	Total

Net interest income	30,774	3,622	1,692	36,088
Income from equity instruments	—	16	94	110
Net fee and commission income	9,462	1,291	(49)	10,704
Gains/(losses) on financial assets and liabilities and exchange differences (net)	530	1,718	365	2,613
Other operating income/(expenses) (net)	(1,415)	(474)	(116)	(2,005)
Total income	39,351	6,173	1,986	47,510

Administrative expenses	(14,914)	(1,756)	(239)	(16,909)
Depreciation and amortization	(1,448)	(121)	(8)	(1,577)
Impairment losses on financial assets (net)	(11,517)	(658)	—	(12,175)
Impairment losses on other assets (net)	—	—	—	—
Provisions (net)	58	8	(698)	(632)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	—	—	16	16
Gains/(losses) on disposal of non-current-assets not classified as discontinued operations (net)	—	—	236	236
Operating profit before tax	11,530	3,646	1,293	16,469
Income tax				(3,488)
Profit from continuing operations				12,981
Profit from discontinued operations (net)				—
Profit for the year				12,981
Profit attributable to the Parent				12,980
Profit attributable to non-controlling interest				1
Total assets	501,425	559,602	220,572	1,281,599
Total liabilities	453,688	476,209	232,491	1,162,387

19.           Related-party transactions

Transactions with related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries and jointly controlled entities, the Group’s key management personnel (the member of its Board of Directors, executive officers and other key management personnel, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

The Group also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander (Spain).

Transactions between the Group and its related parties are specified below. To facilitate comprehension, we have divided the information into the following categories:

Parent

This category includes balances with Banco Santander (Spain).

Santander Group Companies

This category includes all the companies that are controlled by Banco Santander (Spain) around the world, and hence, it also includes the companies over which the Group exercises any degree of control (Affiliates and special-purpose entities).

The information related to Directors, Executive Officers and other key management personnel is detailed in Note 4 to these unaudited condensed consolidated financial statements.

Related-party transactions were made on terms equivalent to those prevailing in arm’s-length transactions.

	12/31/2015		09/30/2016
		Santander		Santander
		Group		Group
	Parent	Companies	Parent	Companies

ASSETS:
Financial assets held for trading -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	4,800	—	3,377	—
Loans and advances to customers -
Of which -
Banco Santander, S.A. (Spain)	—	—	1	—
Santander Capital Structuring, S.A. de C.V.	—	125	—	—
Produban Servicios Informáticos Generales, S.L.	—	1,395	—	1,305
Grupo Konectanet México, S.A. de C.V.	—	15	—	—
Banco Santander Rio, S.A.	—	—	—	235
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	38,304	—	67,924	—
Banco Santander International	—	—	—	33
Banco Santander (Brasil), S.A.	—	169	—	—
Abbey National Treasury Services plc.	—	1,668	—	2,369
Other	—	5	—	2
Other assets -
Of which -
Banco Santander, S.A. (Spain)	303	—	211	—
Isban México, S.A. de C.V.	—	—	—	44
Zurich Santander Seguros México, S.A.	—	824	—	951
SAM Asset Management, S.A. de C.V., S.O.F.I.	—	144	—	175
Santander Global Facilities, S.A. de C.V.	—	—	—	27
Other	—	13	—	15

	12/31/2015		09/30/2016
		Santander		Santander
		Group		Group
	Parent	Companies	Parent	Companies

LIABILITIES:
Financial liabilities held for trading -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	37,214	—	55,739	—
Abbey National Treasury Services plc.	—	671	—	1,726
Other	—	46	—	33
Financial liabilities at amortized cost -
Deposits from credit institutions -
Of which -
Banco Santander, S.A. (Spain)	222	—	253	—
Banco Santander International	—	—	—	14
Banco Santander — Chile	—	—	—	62
SAM Asset Management, S.A de C.V., S.O.F.I.	—	—	—	20
Santander Capital Structuring, S.A. de C.V.	—	217	—	27
Other	—	57	—	37
Subordinated liabilities -
Of which -
Banco Santander, S.A. (Spain)	18,440	—	20,983	—
Customer deposits -
Of which-
Banco Santander, S.A. (Spain)	1,346	—	11,164	—
Abbey National Treasury Services plc.	—	1,005	—	630
Isban México, S.A. de C.V.	—	856	—	831
Santander Global Facilities, S.A. de C.V.	—	322	—	274
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	180	—	234
Produban Servicios Informáticos Generales, S.L.	—	101	—	204
Other	—	85	—	123
Marketable Debt Securities -
Of which -
Banco Santander, S.A. (Spain)	850	—	965	—
Other financial liabilities -
Of which -
Banco Santander, S.A. (Spain)	6,684	—	2,967
Santander Investment Securities Inc	—	—	—	44
Santander Global Facilities, S.A. de C.V.	—	—	—	166
Other	—	15	—	22
Other liabilities -
Of which -
Banco Santander, S.A. (Spain)	728	—	1,405	—
Santander Investment Secuties Inc	—	—	—	31
Produban Servicios Informáticos Generales, S.L.	—	300	—	183
Santander Back-Offices Globales Mayoristas, S.A.	—	—	—	60
Ingeniería de Software Bancario, S.L.	—	—	—	127
Isban México, S.A. de C.V.	—	128	—	284
Other	—	52	—	37

	09/30/2015		09/30/2016
	Parent	Santander Group Companies	Parent	Santander Group Companies
INCOME STATEMENT:
Interest income and similar income-
Of which-
Banco Santander, S.A. (Spain)	4	—	5	—
Produban Servicios Informáticos Generales, S.L.	—	35	—	41
Santander Capital Structuring, S.A. de C.V.	—	20	—	—
Other	—	1	—	2
Interest expenses and similar charges-
Of which-
Banco Santander, S.A. (Spain)	747	—	919	—
Isban México, S.A. de C.V.	—	8	—	17
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	—	—	6
Santander Global Facilities, S.A. de C.V.	—	—	—	8
Produban Servicios Informáticos Generales, S.L.	—	2	—	2
Other	—	4	—	4
Fee and commission income-
Of which-
Banco Santander, S.A. (Spain)	169	—	4	—
Santander Investment Securities Inc.	—	5	—	—
Zurich Santander Seguros México, S.A.	—	2,930	—	3,164
SAM Asset Management, S.A. de C.V., S.O.F.I.	—	1,034	—	1,234
Other	—	3	—	12
Administrative income
Santander Global Facilities, S.A. de C.V.	—	3	—	38
Gestión Santander	—	6	—	—
Zurich Santander Seguros México, S.A.	—	2	—	—
Other	—	1	—	6
Gains/(losses) on financial assets and liabilities (net)-
Of which-
Banco Santander, S.A. (Spain)	1,546	—	5,749	—
Abbey National Treasury Services plc.	—	478	—	(337)
Other	—	(34)	—	(8)
Fee and commission expenses
Of which-
Banco Santander, S.A. (Spain)	—	—	6	—
Santander Investment Securities Inc.	—	—	—	41
Administrative expenses-
Of which-
Produban Servicios Informáticos Generales, S.L.	—	1,064	—	1,203
Isban México, S.A. de C.V.	—	192	—	166
Santander Global Facilities, S.A. de C.V.	—	297	—	262
Ingeniería de Software Bancario, S.L.	—	41	—	77
Gesban México Servicios Administrativos Globales, S.A. de C.V.	—	32	—	39
Santander Back-Offices Globales Mayoristas, S.A.	—	—	—	55
Geoban, S.A.	—	55	—	57
Aquanima México, S. de R.L. de C.V.	—	35	—	32
Other	—	43	—	33

20.           Other disclosures

a)                           Share-based payments

During September 2016, the Group began to participate in a new corporate share-based variable compensation plan denominated “Long-term incentive plan 2015” applicable only to a certain group of executive officers. This plan provides for a variable compensation tied to the performance of the earnings per share and of the return on tangible equity of Banco Santander (Spain). This plan is payable in shares of the Group in 2019.

b)                          Residual maturity periods and average interest rates

The breakdown by maturity of the balances of certain items in the unaudited condensed consolidated balance sheet as of December 31, 2015, is as follows:

	12/31/2015
		Less					More		Average
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with the Central Bank	23,040	876	—	—	—	—	35,872	59,788	3.07%
Financial assets held for trading -
Debt instruments	—	5,953	7,790	28,565	107,112	48,993	10,745	209,158	4.05%
Equity instruments	2,178	—	—	—	—	—	—	2,178
Trading derivatives	697	1,911	5,928	9,475	29,366	12,177	57,227	116,781
Other Financial Assets at Fair Value through Profit or Loss -
Loans and advances to credit Institutions — Reverse repurchase Agreements	—	735	—	—	—	—	—	735	3.13%
Loans and advances to customers —Reverse repurchase agreements	—	26,623	—	—	—	—	—	26,623	3.36%
Available-for-sale financial assets -
Debt instruments	—	21,776	—	1,293	53,127	12,904	24,425	113,525	5.38%
Equity instruments	—	—	—	—	—	—	95	95
Loans and receivables -
Loans and advances to credit Institutions	—	57,502	—	—	—	—	97	57,599	3.06%
Loans and advances to customers	12,493	29,195	57,220	110,742	146,712	60,780	118,135	535,277	9.91%
Debt instruments	—	—	—	2,462	870	—	2,679	6,011	3.05%
Hedging derivatives	—	—	—	173	3,987	5,087	2,874	12,121
	38,408	144,571	70,938	152,710	341,174	139,941	252,149	1,139,891
Liabilities:
Financial liabilities held for trading -
Trading derivatives	1,212	2,722	5,189	12,394	29,376	14,359	59,313	124,565
Short positions	—	48,857	100	597	135	—	322	50,011	3.12%
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from the Central Bank	—	145,008	151	—	—	—	—	145,159	3.24%
Deposits from credit institutions	—	325	—	—	—	—	—	325	2.84%
Customer deposits	—	45,828	255	—	—	—	—	46,083	2.32%
Customer deposits - Certificates of deposit	—	—	—	639	—	—	—	639
Marketable debt securities	—	—	—	596	9,708	2,145	174	12,623
Financial liabilities at amortized cost -
Deposits from credit institutions	3,933	13,660	17,586	91	9,535	4,535	5,009	54,349	2.11%
Customer deposits	347,778	107,255	24,456	6,900	2,231	1,924	2,747	493,291	1.51%
Marketable debt securities	—	25,911	6,014	20,045	3,988	—	18,868	74,826	3.57%
Subordinated liabilities	—	556	—	—	—	—	22,232	22,788	5.95%
Other financial liabilities	—	11,940	1,244	723	25	—	—	13,932
Hedging derivatives	2,662	481	252	420	2,518	705	2,530	9,568
	355,585	402,543	55,247	42,405	57,516	23,668	111,195	1,048,159
Difference (assets less liabilities)	(317,177)	(257,972)	15,691	110,305	283,658	116,273	140,954	91,732

The breakdown by maturity of the balances of certain items in the unaudited condensed consolidated balance sheet as of September 30, 2016 is as follows:

	09/30/2016
		Less					More		Average
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with the Central Bank	20,974	1,534	—	—	—	—	28,094	50,602	4.57%
Financial assets held for trading -
Debt instruments	—	7,892	7,015	15,850	54,760	29,047	12,188	126,752	5.44%
Equity instruments	1,859	—	—	—	—	—	—	1,859
Trading derivatives	—	3,045	3,838	17,608	32,399	17,840	96,332	171,062
Other Financial Assets at Fair Value through Profit or Loss -
Loans and advances to credit Institutions — Reverse repurchase Agreements	—	65,522	—	—	—	—	—	65,522	4.87%
Loans and advances to customers —Reverse repurchase agreements	—	3,640	—	—	—	—	—	3,640	4.88%
Available-for-sale financial assets -
Debt instruments	—	—	933	33,593	38,083	45,538	25,115	143,262	5.80%
Equity instruments	—	—	—	—	—	—	114	114
Loans and receivables -
Loans and advances to credit Institutions	—	58,626	—	100	—	—	—	58,726	1.50%
Loans and advances to customers	12,653	43,628	59,054	140,258	147,397	62,524	124,656	590,170	9.92%
Debt instruments	—	—	2,531	894	—	—	10,553	13,978	4.24%
Hedging derivatives	—	—	—	1,164	7,802	18	4,814	13,798
	35,486	183,887	73,371	209,467	280,441	154,967	301,866	1,239,485
Liabilities:
Financial liabilities held for trading -
Trading derivatives	—	3,897	4,891	16,988	32,463	22,180	96,971	177,390
Short positions	—	95,139	—	—	—	—	—	95,139	2.60%
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from the Central Bank	—	28,337	—	—	—	—	—	28,337	4.32%
Deposits from credit institutions	—	17,321	—	—	—	—	—	17,321	4.89%
Customer deposits	—	64,273	1,535	—	—	—	—	65,808	4.37%
Customer deposits-Certificates of deposit	—	651	—	—	—	—	—	651
Marketable debt securities	—	25	253	3,519	6,421	2,898	—	13,116
Financial liabilities at amortized cost -
Deposits from credit institutions	1,894	39,694	23,854	309	14,040	5,039	—	84,830	3.58%
Customer deposits	375,029	100,244	23,617	13,911	2,374	2,032	2,588	519,795	3.14%
Marketable debt securities	—	18,265	3,188	20,827	6,013	5,700	22,273	76,266	4.34%
Subordinated liabilities	—	—	—	250	—	—	25,001	25,251	5.95%
Other financial liabilities	—	18,596	2,646	422	158	—	—	21,822
Hedging derivatives	—	309	187	8,597	448	1,593	4,651	15,785
	377,574	386,751	60,171	64,823	61,917	39,442	151,484	1,141,511
Difference (assets less liabilities)	(342,088)	(202,864)	13,200	144,644	218,524	115,525	150,382	97,974

c)                            Exposure to foreign currency risk

As of December 31, 2015 and September 30, 2016, our foreign currency-denominated assets totaled 162,441 million pesos and 177,282 million pesos, respectively, and our foreign currency-denominated liabilities totals 159,465 million pesos and 171,676 million pesos, respectively. As part of our asset and liability management strategy, we monitor closely our exposure to foreign currencies, with a view to minimizing the effect of exchange rate movements on our income.

21.           Derivatives - Notional amounts and market values of trading and hedging derivatives

The breakdown of the fair value and nominal amount of trading derivative assets as of December 31, 2015 and September 30, 2016 is as follows:

	12/31/2015		09/30/2016
Trading	Nominal	Asset	Nominal	Asset

Futures:
Foreign Currency Futures	—	—	3,129	142
Interest Rate Futures	724	54	1,730	10
Market index Futures	1,115	13	369	6

Forwards:
Foreign Currency Forwards	111,044	6,730	172,472	7,601
Foreign Exchange Spot	41,655	293	64,020	104
Interest Rate Forwards	2,000	5	—	—
Equity Forwards	2,221	115	3,028	31

Options:
Foreign Currency Options	14,799	521	21,267	451
Interest Rate Options	128,301	1,141	135,430	1,038
Market index Options	16,307	1,239	12,577	900
Equity Options	—	—	5	—

Swaps:
Interest Rate Swaps	1,933,917	33,956	1,877,653	47,671
Cross Currency Swaps	452,868	72,714	491,863	113,108
	2,704,951	116,781	2,783,543	171,062

As of December 31, 2015, 116,695 million pesos are OTC derivatives of the total amount of the trading portfolio and 170,910 million pesos as of September 30, 2016.

The breakdown of the fair value and nominal amount of hedging derivative assets as of December 31, 2015 and September 30, 2016 is as follows:

	12/31/2015		09/30/2016
Hedging	Nominal	Asset	Nominal	Asset

Cash flow:
Interest Rate Swaps	2,050	21	1,000	2
Cross Currency Swaps	28,331	7,961	30,762	12,608
Foreign Currency Forwards	13,376	4,138	14,391	1,157

Fair value:
Interest Rate Swaps	734	1	3,113	31
	44,491	12,121	49,266	13,798

The breakdown of the fair value and nominal amount of trading derivative liabilities as of December 31, 2015 and September 30, 2016, is as follows:

	12/31/2015		09/30/2016
Trading	Nominal	Liability	Nominal	Liability

Futures:
Foreign Currency Futures	86	—	—	—
Interest Rate Futures	101,915	343	65,750	117
Market index Futures	6,334	81	2,526	44

Forwards:
Foreign Currency Forwards	129,408	6,158	162,572	6,821
Foreign Exchange Spot	55,462	271	77,113	86
Interest Rate Forwards	20	—	5,000	33
Market Index Forwards	8,347	163	1,092	13

Options:
Foreign Currency Options	15,361	452	21,353	657
Interest Rate Options	128,454	1,461	131,726	1,073
Market index Options	111,180	1,163	17,457	894
Equity Options	500	30	50	3

Swaps:
Interest Rate Swaps	2,064,378	34,165	1,941,510	48,283
Cross Currency Swaps	364,774	80,278	425,208	119,366
	2,986,219	124,565	2,851,357	177,390

As of December 31, 2015 and September 30, 2016 123,780 million pesos and 177,168 million pesos, respectively are OTC derivatives of the total amount of the trading portfolio.

The breakdown of the fair value and nominal amount of hedging derivative liabilities as of December 31, 2015 and September 30, 2016, is as follows:

	12/31/2015		09/30/2016
Hedging	Nominal	Liability	Nominal	Liability

Cash flow:
Interest Rate Swaps	—	—	1,050	6
Cross Currency Swaps	13,806	2,188	14,698	4,050
Foreign Currency Forwards	24,546	5,660	38,927	8,452

Fair value:
Interest Rate Swaps	5,545	79	1,522	87
Cross Currency Swaps	6,291	1,641	11,121	3,190
	50,188	9,568	67,318	15,785

22.           Hedging derivatives

a)                 Breakdown

The breakdown by type of hedge of the derivatives qualifying for hedge accounting is as follows:

	12/31/2015		09/30/2016
	Assets	Liabilities	Assets	Liabilities

Fair value hedges	1	1,720	31	3,277
Cash flow hedges	12,120	7,848	13,767	12,508
	12,121	9,568	13,798	15,785

b)                 Quantitative information

Fair value hedges

As of December 31, 2015, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

Interest Rate Swaps	4,620	4,620	Peso	Loans and receivables — Interest rate risk
Interest Rate Swaps	1,659	96	US Dollar	Loans and receivables — Interest rate risk
Cross-Currency Swaps	182	14	US Dollar	Loans and receivables — Interest rate and foreign exchange risk
Cross-Currency Swaps	278	18	Euro	United Mexican States Bonds — Interest rate and foreign exchange risk
Cross-Currency Swaps	251	15	Euro	Petroleos Mexicanos Bonds — Interest rate and foreign exchange risk
Cross-Currency Swaps	602	30	Pound Sterling	Petroleos Mexicanos Bonds — Interest rate and foreign exchange risk
Cross-Currency Swaps	1,118	86	US Dollar	Petroleos Mexicanos Bonds — Interest rate and foreign exchange risk
Cross-Currency Swaps	3,860	825	UDIS	UDIBONDS — Interest rate and inflation risk

As of September 30, 2016, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

Interest Rate Swaps	3,115	3,115	Peso	Loans and receivables - Interest rate risk
Interest Rate Swaps	1,520	78	US Dollar	Loans and receivables - Interest rate risk
Cross-Currency Swaps	102	8	US Dollar	Loans and receivables — Interest rate and foreign exchange risk
Cross-Currency Swaps	1,559	78	Euro	United Mexican States Bonds — Interest rate and foreign exchange risk
Cross-Currency Swaps	251	15	Euro	Petroleos Mexicanos Bonds — Interest rate and foreign exchange risk
Cross-Currency Swaps	1,562	80	Euro	MEX927 Bonds — Interest rate and foreign exchange risk
Cross-Currency Swaps	1,117	53	Euro	MEX052 Bonds — Interest rate and foreign exchange risk
Cross-Currency Swaps	949	50	US Dollar	MEXG29 Bonds — Interest rate and foreign exchange risk
Cross-Currency Swaps	603	30	Pound Sterling	Petroleos Mexicanos Bonds — Interest rate and foreign exchange risk
Cross-Currency Swaps	1,118	86	US Dollar	Petroleos Mexicanos Bonds — Interest rate and foreign exchange risk
Cross-Currency Swaps	3,860	825	UDIS	UDIBONDS — Interest rate and inflation risk

The fair value hedges carried out by the Group are extended in certain cases up to the year 2026.

During the nine-month periods ended as of September 30, 2015 and 2016, the effect of valuation for the period of derivative financial instruments for fair value hedging purposes recorded in the unaudited condensed consolidated income statements under Gains/(losses) on financial assets and liabilities (net) is 6 million pesos and (579) million pesos, respectively.

During the nine-month periods ended as of September 30, 2015 and 2016, the effect of valuation arising from the risk being hedged of the hedged items for fair value hedging purposes recognized in the unaudited condensed consolidated income statements in Gains/(losses) on financial assets and liabilities (net) is 135 million pesos and 517 million pesos, respectively.

Each of these hedging derivative instruments are presented in the consolidated balance sheet under Hedging derivatives.

Cash flow hedges

As of December 31, 2015, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

Interest Rate Swaps	2,050	2,050	Peso	BPAGs Bonds — Interest rate risk
Cross-Currency Swaps	6,159	441	US Dollar	Loans and receivables — Foreign exchange risk
Cross-Currency Swaps	5,780	332	Euro	Loans and receivables — Foreign exchange risk
Cross-Currency Swaps	9,357	543	US Dollar	Senior Notes — Foreign exchange risk
Cross-Currency Swaps	18,974	1,100	US Dollar	Tier II subordinated Capital Notes — Foreign exchange risk
Cross-Currency Swaps	1,607	86	Euro	United Mexican States Bonds — Foreign exchange risk
Cross-Currency Swaps	260	10	Pound Sterling	United Mexican States Bonds — Foreign exchange risk
Forward Fx	13,376	2,377	Brazilian Real	Brazilian Government Notes — Foreign exchange risk
Forward Fx	24,546	1,735	US Dollar	Brazilian Government Notes — Foreign exchange risk

As of September 30, 2016, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

Interest Rate Swaps	2,050	2,050	Peso	BPAGs Bonds — Interest rate risk
Cross Currency Swaps	5,654	405	US Dollar	Loans and receivables — Foreign exchange risk
Cross-Currency Swaps	5,034	263	Euro	Loans and receivables — Foreign exchange risk
Cross-Currency Swaps	10,512	543	US Dollar	Senior Notes — Foreign exchange risk
Cross-Currency Swaps	20,250	1,045	US Dollar	Tier II subordinated Capital Notes— Foreign exchange risk
Cross-Currency Swaps	2,657	136	Euro	United Mexican States Bonds — Foreign exchange risk
Cross-Currency Swaps	1,093	60	US Dollar	United Mexican States Bonds — Foreign exchange risk
Cross-Currency Swaps	260	10	Pound Sterling	United Mexican States Bonds — Foreign exchange risk
Forward Fx-USD	28,885	5,428	Brazilian Real	Brazilian Government Notes — Foreign exchange risk
Forward Fx-USD	24,433	1,491	US Dollar	Brazilian Government Notes — Foreign exchange risk

During June 2016, the Group discontinued a cash flow hedge of Tier II Subordinated Capital Notes for an amount of 55 million dollars (nominal value). This cash flow hedge began on June 2016 and at the date of discontinuance an amount of 57 million pesos, corresponding to the effective part of the hedging instrument was recognized in equity under Valuation adjustments - Cash flow hedges, such amount will be reclassified to consolidated income over the original term the subordinated capital notes, which extended through the year 2019.

As of December 31, 2015 and as of September 30, 2016, included in the unaudited condensed consolidated balance sheets recognized in equity under Valuation adjustments - Cash flow hedges are 71 million pesos and 94 million pesos, respectively, which refer to the accumulated unamortized gain (net of the related tax effect) of hedging derivatives for which hedge accounting was discontinued. Such balances are being reclassified based on the original terms of the forecasted transactions. The term of such recycling extends through the year 2026. The remaining amount of the total valuation adjustment for cash flow hedges reflected in the consolidated other comprehensive income consists of accumulated unrealized gain or loss on effective cash flow hedges currently in effect.

The cash flow hedges entered into by the Group are extended in certain cases up to the year 2017 for Brazilian Government Notes, up to the year 2018 for BPAGs Bonds, up to the year 2022 for Senior Unsecured Notes, up to the year 2026 for United Mexican States Bonds and up to the year 2025 for Loans and receivables.

23.           Income tax

The tax expense for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual pre-tax income for the year. During the year, management regularly updates its estimates based on changes in various factors that have impact in the business. As of September 30, 2016, the estimated annual effective rate was 21.18%.

The income tax expense was 3,005 million pesos and 3,488 million pesos for the nine-month periods ended September 30, 2015 and 2016, respectively. The effective tax rates for these periods differ from the legal tax rate of 30% primarily due to the recognition of the effects of inflation imposed by the Mexican tax authorities.

* * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: December 21, 2016